Exhibit 99.39

Aris Gold Corporation

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2021

DATED: MARCH 3, 2022

TABLE OF CONTENTS

ITEM	1.	GENERAL PROVISIONS	1

ITEM	2.	CORPORATE STRUCTURE	12

ITEM	3.	GENERAL DEVELOPMENT OF THE BUSINESS	14

ITEM	4.	DESCRIPTION OF THE BUSINESS	19

ITEM	5.	RISK FACTORS	24

ITEM	6.	MATERIAL MINERAL PROPERTIES	50

ITEM	7.	DIVIDENDS AND DISTRIBUTIONS	98

ITEM	8.	DESCRIPTION OF CAPITAL STRUCTURE	98

ITEM	9.	MARKET FOR SECURITIES	101

ITEM	10.	ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	102

ITEM	11.	DIRECTORS AND OFFICERS	103

ITEM	12.	PROMOTERS	109

ITEM	13.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	110

ITEM	14.	INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	110

ITEM	15.	TRANSFER AGENT AND REGISTRAR	111

ITEM	16.	MATERIAL CONTRACTS	111

ITEM	17.	INTERESTS OF EXPERTS – AUDITORS AND QUALIFIED PERSONS	111

ITEM	18.	AUDIT COMMITTEE INFORMATION	112

ITEM	19.	ADDITIONAL INFORMATION	114

APPENDIX “A” AUDIT COMMITTEE CHARTER			A-1

ITEM 1.	GENERAL PROVISIONS

1.1	Glossary of Terms

Except as otherwise defined herein, the following terms used but not otherwise defined in this Annual Information Form have the meanings set out below. Words importing the singular, where the context requires, include the plural and vice versa, and words importing any gender include all genders.

“2019 GCM Marmato Technical Report” means the NI 43-101 compliant technical report, relating to the GCM Marmato Project bearing an effective date of July 31, 2019 entitled “NI 43-101 Technical Report Preliminary Economic Assessment Marmato Project Colombia” and prepared by Benjamin Parsons, MSc, MAusIMM (CP), Cristian Pereira Farias, SME-RM, David Bird, PG, SME-RM, David Hoekstra, Bs, PE, NCEES, SME-RM, Eric J. Olin, MSc Metallurgy, MBA, SME-RM, MAusIMM, Fernando Rodrigues, BS Mining, MBA, MAusIMM, MMSAQP, Jeff Osborn, BEng Mining, MMSAQP, Joanna Poeck, BEng, Mining, SME-RM, MMSAQP, John Tinucci, PhD, PE, ISRM, Mark Allan Willow, MSc, CEM, SME-RM and Joshua Sames, BSc Civil, PE, each of whom is a “qualified person” for the purposes of NI 43-101, and filed on SEDAR on February 28, 2020.

“2020 Juby Technical Report” means the NI 43-101 compliant technical report relating to the Juby Project bearing an effective date of July 14, 2020 entitled “Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project” and prepared by Joe Campbell, B.Sc., P. Geo., Alan Sexton, M.Sc., P. Geo., Duncan Studd, M.Sc., P. Geo. and Allan Armitage, Ph. D., P. Geo., each of whom is a “qualified person” for the purposes of NI 43-101, and filed on SEDAR on October 5, 2020.

“2020 Marmato Technical Report” means the NI 43-101 compliant technical report relating to the Marmato Project bearing an effective date of March 17, 2020 entitled “Revised NI 43-101 Technical Report Pre-Feasibility Study Marmato Project Colombia” and prepared by Ben Parsons, MSc, MAusIMM (CP), Eric J. Olin, MSc Metallurgy, MBA, SME-RM, MAusIMM, Fernando Rodrigues, BS Mining, MBA, MAusIMM, MMSAQP, Jeff Osborn, BEng Mining, MMSAQP, Joanna Poeck, BEng Mining, SME-RM, MMSAQP, Fredy Henriquez, MS Eng, SME, ISRM, Breese Burnley, P.E., Cristian A Pereira Farias, SME-RM, David Hoekstra, BS, PE, NCEES, SME-RM, David Bird, PG, SME-RM, Mark Allan Willow, MSc, CEM, SME-RM and Tommaso Roberto Raponi, P.Eng, each of whom is a “qualified person” for the purposes of NI 43-101, and filed on SEDAR on September 18, 2020.

“2020 Non-Brokered Private Placement” means the private placement of 7,000,000 Common Shares at a price of $2.00 per share for aggregate gross proceeds of $14,000,000 that closed on June 30, 2020.

“2020 Special Warrant Private Placement” means the bought deal private placement of 22,222,222 Special Warrants at a price of $2.25 per Special Warrant for aggregate gross proceeds of approximately $50,000,000 that closed on July 29, 2020.

“2020 Subscription Receipt Private Placement” means the fully marketed private placement offering of 83,066 Subscription Receipts at a price of US$1,000 per Subscription Receipt for aggregate proceeds of US$83,066,000 that closed on August 26, 2020.

“2022 Broker Warrants” means the 125,550 broker warrants issued in connection with the Brokered RTO Financing, which are each exercisable into one unit of the Company, comprising one Common Share and one 2024 Warrant, at an exercise price of $2.00 per unit until December 19, 2022.

“2024 Warrants” means the Common Share purchase warrants issued pursuant to the RTO Warrant Indenture or which may become issuable upon the exercise of the 2022 Broker Warrants, which are each exercisable into one Common Share at an exercise price of $3.00 per Common Share until December 19, 2024.

“2025 Warrant Indenture” means the warrant indenture between the Company and Odyssey dated July 29, 2020, as modified and supplemented by the first supplemental warrant indenture between the Company and Odyssey dated August 26, 2020 and by the second supplemental warrant indenture between the Company and Odyssey dated December 3, 2020, pursuant to which the 2025 Warrants were issued.

“2025 Warrants” means the Common Share purchase warrants issued pursuant to the 2025 Warrant Indenture, each of which is exercisable into one Common Share at an exercise price of $2.75 per Common Share until July 29, 2025, subject to the terms and conditions contained in the 2025 Warrant Indenture.

“Agency Agreement” means the agency agreement among the Company, Scotiabank, Canaccord Genuity Corp., Stifel Nicolaus Canada Inc. and Red Cloud Securities Inc. dated August 26, 2020, pursuant to which the Company completed the 2020 Subscription Receipt Private Placement.

“Amalco” means the wholly-owned subsidiary of the Company created upon the Amalgamation and existing under the BCBCA, originally named 1241868 B.C. Ltd., a wholly-owned subsidiary of the Company, and which subsequently amalgamated with South American Resources Corp. (a pre-existing entity to SARC), to form SARC.

“Amalgamation” means the amalgamation of BN Subco and Caldas Finance to form Amalco pursuant to section 269 of the BCBCA on the terms and conditions set forth in the Amalgamation Agreement.

“Amalgamation Agreement” means the amalgamation agreement dated effective December 13, 2019 among GCM Mining (formerly Gran Colombia Gold Corp.), Caldas Holding, Caldas Finance, Bluenose and BN Subco, together with the schedules attached thereto, as amended, restated or supplemented from time to time, pursuant to which the Amalgamation was effected.

“Annual Information Form” means this Annual Information Form dated March 3, 2022 in respect of the fiscal year ended December 31, 2021.

“Aris Gold Panama” means Aris Gold Panama Inc. (formerly Caldas Gold Colombia Inc.), a wholly-owned subsidiary of the Company existing under the laws of Panama.

“Aris Proceeds” has the meaning given to such term in “General Development of the Business – 2020 – Aris Transaction”.

“Aris Subscription Receipt Agreement” means the subscription receipt agreement providing for the issuance of the Aris Subscription Receipts among the Company, BC124 (then called Aris Gold Corporation) and Odyssey dated as of December 3, 2020, pursuant to which the Aris Subscription Receipts were issued.

“Aris Subscription Receipt Private Placement” means the non-brokered private placement of 37,777,778 Aris Subscription Receipts at a price of $2.25 per Aris Subscription Receipt for aggregate gross proceeds of C$85,000,000 which was led by BC124 that closed on December 3, 2020.

“Aris Subscription Receipts” means the subscription receipts issued pursuant to the Aris Subscription Receipt Agreement in connection with the Aris Subscription Receipt Private Placement, each of which was converted, for no additional consideration or action on the part of the holder thereof, into one Common Share and one 2025 Warrant on February 4, 2021.

“Aris Transaction” has the meaning given to such term in “General Development of the Business – 2020 – Aris Transaction”.

“Articles” means the articles of amalgamation of the Company.

“Audit Committee” means the audit committee of the Company.

“BC124” means 1247964 B.C. Ltd., formerly “Aris Gold Corporation”.

“BCBCA” means the Business Corporations Act (British Columbia).

“Bluenose” has the meaning given to such term in “Exchange Rate Information – Special Note to Reader”.

“Bluenose Shares” means the Common Shares prior to the completion of the RTO Transaction.

“BN Subco” means 1233316 B.C. Ltd., a wholly-owned subsidiary of Bluenose created under the BCBCA for the purpose of effecting the Amalgamation.

“Board” means the board of directors of the Company.

“Brokered RTO Financing” means the offering of subscription receipts of Caldas Finance for $2.00 per subscription receipt for aggregate proceeds of $6,585,000 that closed on December 19, 2019.

“Caldas Finance” means Caldas Finance Corp., a corporation existing under the laws of the Province of British Colombia and a wholly-owned subsidiary of Caldas Holding created for the purpose of effecting the Amalgamation, the Brokered RTO Financing and the Non-Brokered RTO Financing.

“Caldas Finance Share” means a common share in the capital of Caldas Finance.

“Caldas Finance Warrants” means the Caldas Finance Share purchase warrants issued pursuant to the Brokered RTO Financing and the Non-Brokered RTO Financing.

“Caldas Gold Marmato” means Caldas Gold Marmato S.A.S., an indirect, wholly-owned subsidiary of the Company existing under the laws of Colombia.

“Caldas Holding” means Caldas Holding Corp., a corporation existing under the laws of the Province of British Columbia and a wholly-owned subsidiary of GCM Mining created for the purpose of facilitating the RTO Transaction.

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum.

“Collateral Agent” means TSX Trust in its capacity as collateral agent on behalf of the holders of Notes and WPMI.

“Common Shares” means the common shares in the capital of the Company.

“Compensation Committee” means the compensation committee of the Company.

“Company”, “Aris Gold”, “our”, “we” or “us” means Aris Gold Corporation, formerly “Caldas Gold Corp.” or “Caldas”.

“COP” means Colombian pesos.

“Corporate Governance and Nominating Committee” means the corporate governance and nominating committee of the Company.

“Croesus Operating Agreement” means the operating agreement dated September 15, 2017, as amended on July 24, 2020 and on November 6, 2020 (and as may be further amended from time to time), between Caldas Gold Marmato and Minera Croesus S.A.S., an indirect, wholly-owned subsidiary of GCM Mining, relating to the right to mine in the lower portion of the Echandia Mining Title.

“Delegated Authority” has the meaning given to such term under “Audit Committee Information – Pre-Approval Policies and Procedures”.

“deposit” means a mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as mineral resources or commercially mineable mineral reserves until final legal, technical and economic factors have been resolved.

“Deposited Ounces” has the meaning given to such term in “Description of Capital Structure – Notes”.

“Echandia Mining Title” means the area of approximately 59.4 hectares covered by a contract awarded by the National Mining Agency of Colombia to Minera Croesus S.A.S., a wholly-owned subsidiary of GCM Mining, under contract registration number RPP_357 in Marmato, Caldas Department, Colombia.

“ESG” means environmental, social and governance.

“ESTMA” has the meaning given to such term in “Risk Factors – Corruption”.

“Floor Price” has the meaning given to such term in “Description of Capital Structure – Notes”.

“forward-looking information” has the meaning given to such term in “Forward-Looking Information”.

“g/t” means grams per metric tonne.

“GCM Marmato Project” means the gold-silver project of GCM Mining at Marmato, Caldas Department, Colombia, prior to the completion of the RTO Transaction, which comprised three contiguous areas: the Zona Alta Mining Title, Zona Baja Mining Title and Echandia Mining Title, as more particularly described in the 2019 GCM Marmato Technical Report, and which included, but was not limited to, the Marmato Project.

“Gold Trust Account” has the meaning given to such term in “Description of Capital Structure – Notes”.

“GCM Mining” formerly Gran Colombia Gold Corp., a company existing under the laws of the Province of British Columbia.

“Indicated Mineral Resource” or “Indicated” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred Mineral Resource” or “Inferred” means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

“Insolvency Proceedings” has the meaning given to such term in “Risk Factors – Bankruptcy and Insolvency Laws May Impair the Enforcement of Remedies Under the Notes”.

“Intercreditor Agreement” means the intercreditor agreement among the Trustee, the Collateral Agent, WPMI, the Company, Aris Gold Panama, Caldas Gold Marmato and SARC dated November 5, 2020.

“Investor Agreement” means the investor agreement between GCM Mining and the Company dated December 3, 2020.

“Juby Acquisition” means the acquisition by the Company of all of the issued and outstanding shares of South American Resources Corp. (a pre-existing entity to SARC) by way of a three-corned amalgamation completed pursuant to the Juby Project Amalgamation Agreement on July 2, 2020.

“Juby Project” means the advanced exploration-stage gold project located approximately 15 km west-southwest of the town of Gowganda and 100 km south-southeast of the Timmins gold camp within the Shining Tree area in the southern part of the Abitibi greenstone belt in Ontario, Canada.

“Juby Project Amalgamation Agreement” means the amalgamation agreement between the Company, South American Resources Corp. (a pre-existing entity to SARC) and Amalco dated May 20, 2020, as amended pursuant to the first amendment agreement between the parties dated June 25, 2020, pursuant to which the Company completed the Juby Acquisition.

“Knight JV” means the joint venture with Lake Shore Gold Corporation relating to certain claims adjoining the properties comprising the Juby Project.

“Lower Mine” means the currently undeveloped mineral resources and reserves located at the Zona Baja Mining Title at the Marmato Project, consisting of porphyry material below 950 m elevation, which was formerly referred to as the MDZ.

“m” means metres.

“Marmato Mine” means the Company’s underground producing mine located at the Marmato Project.

“Marmato Project” means the gold-silver project owned by Caldas Gold Marmato, comprised of the Marmato Mine, the existing 1,200 tonnes per day (tpd) processing plant and the area encompassing the Upper and Lower Mines, all located within the mining license area referred to as the Zona Baja Mining Title, as well as the right to mine in the lower portion of the Echandia Mining Title granted by Minera Croesus, S.A.S., an indirect, wholly-owned subsidiary of GCM Mining, pursuant to the Croesus Operating Agreement.

“Marmato Project Purchase Price” has the meaning given to such term in “Promoters”.

“Marmato Subsidiaries” means, collectively, Aris Gold Panama and Caldas Gold Marmato.

“MDZ” formerly referred to the currently undeveloped Marmato Deeps Zone, located at the Zona Baja Mining Title, consisting of porphyry material below 950 m elevation, which is now referred to by the Company as the Lower Mine.

“Measured Mineral Resource” or “Measured” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“Mineral Reserve” or “mineral reserve” is the part of a measured or indicated mineral resource that can be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information about mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that extraction could reasonably be justified.

“Mineral Resource” or “mineral resource” means a concentration or occurrence of diamonds, natural, solid inorganic material, or natural fossilized organic material including base and precious metals, coal and industrial minerals, in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this Annual Information Form are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Definition Standards for Mineral Resources and Reserves adopted by the CIM Council on May 19, 2014. Mineral resources are not mineral reserves and have no demonstrated economic viability. There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

“msl” means mean sea level.

“NEO” means Neo Exchange Inc.

“New Board” has the meaning given to such term in “General Development of the Business – Subsequent Developments – Aris Transaction”.

“NEX Board” means the NEX trading board of the TSX-V.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects issued by the Canadian Securities Administrators.

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations issued by the Canadian Securities Administrators.

“NI 52-110” means National Instrument 52-110 – Audit Committees issued by the Canadian Securities Administrators.

“Non-Brokered RTO Financing” means the non-brokered private placement of units of Caldas Finance at a price of $2.00 per unit for aggregate gross proceeds of $15,000,000 that closed on February 7, 2020, with each unit consisting of one Caldas Finance Share and one Caldas Finance Warrant.

“Note Indenture” means the trust indenture among the Company, the Trustee and the Collateral Agent dated November 5, 2020, pursuant to which the Notes were issued.

“Notes” means the senior secured gold-linked notes of the Company in aggregate principal amounts of US$1,000, which bear interest at a rate of 7.5% per annum and mature on August 26, 2027 and which were issued in denominations of US$1.00 and integral multiples of US$1.00 in excess thereof.

“Odyssey” means Odyssey Trust Company.

“Option” means a stock option granted by the Company to purchase Common Shares pursuant to the Company’s incentive stock option plan adopted by the Board on March 12, 2020 and approved by Shareholders on June 25, 2020.

“OTCQX” means the OTCQX® Best Market in the United States.

“Prefeasibility Study” means the prefeasibility study dated March 17, 2020 included in the 2020 Marmato Technical Report.

“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, governmental authority and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative.

“Precious Metals Stream” means the precious metals purchase agreement among WPMI, the Company, SARC, Caldas Gold Marmato and Aris Gold Panama dated November 5, 2020.

“Preferred Shares” means preferred shares in the capital of the Company.

“Qualified Person” has the meaning given to such term under NI 43-101, section 1.1, “Definitions and Interpretations”.

“RTO Escrow Agreement” means the escrow agreement among the Company, Odyssey and certain Shareholders of the Company dated February 24, 2020.

“RTO Transaction” means the arm’s length reverse takeover completed on February 24, 2020, whereby Bluenose acquired all of the issued and outstanding shares of Caldas Finance by way of a three-cornered amalgamation pursuant to the Amalgamation Agreement.

“RTO Warrant Indenture” means the warrant indenture between Caldas Finance and Odyssey dated December 19, 2019, as supplemented by the supplemental warrant indenture among Amalco, the Company and Odyssey dated February 24, 2020, pursuant to which the 2024 Warrants were issued upon completion of the RTO Transaction or may become issuable in connection with the exercise of the 2022 Broker Warrants.

“SARC” means South American Resources Corp., a wholly-owned subsidiary of the Company prior to the SARC Amalgamation, pursuant to which it ceased to be a standalone entity effective as of January 1, 2021.

“SARC Amalgamation” means the vertical short form amalgamation of the Company with SARC pursuant to section 273 of the BCBCA effective as of January 1, 2021 pursuant to which all of the issued and outstanding shares of SARC were cancelled.

“Scotiabank” means Scotia Capital Inc.

“SEDAR” means the System for Electronic Document Analysis and Retrieval available at www.sedar.com.

“Share Consolidation” means the consolidation of outstanding Bluenose Shares on the basis of ten (10) pre-consolidation Bluenose Shares for each one (1) post-consolidation Bluenose Share (10:1), which occurred on February 21, 2020, immediately prior to the completion of the RTO Transaction.

“Shareholder” means a holder of Common Shares.

“Special Warrant Indenture” means the warrant indenture between the Company and Odyssey dated July 29, 2020, pursuant to which the Special Warrants were issued in connection with the 2020 Special Warrant Private Placement.

“Special Warrants” means the special warrants issued pursuant to the Special Warrant Indenture in connection with the 2020 Special Warrant Private Placement, each of which was automatically exercised, for no additional consideration, into one Special Warrant Unit on September 28, 2020.

“Special Warrant Unit” means the units underlying the Special Warrants, which each unit comprised of one Common Share and one 2025 Warrant.

“SRK” means SRK Consulting (U.S.), Inc.

“Subscription Receipt Agreement” means the subscription receipt agreement among the Company, Scotiabank, Canaccord Genuity Corp. and Odyssey dated August 26, 2020, pursuant to which the Subscription Receipts were issued.

“Subscription Receipts” means the subscription receipts issued pursuant to the Subscription Receipt Agreement in connection with the 2020 Subscription Receipt Private Placement, each of which was converted, for no additional consideration or action on the part of the holder thereof, into one Subscription Receipt Unit on November 18, 2020.

“Subscription Receipt Units” means the units underlying the Subscription Receipts, comprising one Note and 200 2025 Warrants.

“Sustainability Committee” means the sustainability committee of the Company.

“Trustee” means TSX Trust in its capacity as trustee on behalf of the holders of Notes.

“TSX” means the Toronto Stock Exchange.

“TSX Trust” means TSX Trust Company.

“TSX-V” means the TSX Venture Exchange.

“Underwriting Agreement” means the underwriting agreement among the Company, Scotiabank, Canaccord Genuity Corp., Stifel Nicolaus Canada Inc. and Red Cloud Securities Inc. dated July 29, 2020, pursuant to which the Company completed the 2020 Special Warrant Private Placement.

“Upper Mine” means the Company’s current underground producing mine at the Marmato Project operating from levels 16 through 21 using existing mining methodology (cut and fill) and includes the Transition Zone.

“Wheaton” means Wheaton Precious Metals Corp., the parent corporation of WPMI.

“WPMI” means Wheaton Precious Metals International Ltd., a wholly-owned subsidiary of Wheaton.

“Zona Alta Mining Title” means the area of approximately 178.9 ha that lies above and within the larger area of the Zona Baja, made up of the consolidation of various licenses located at the GCM Marmato Project.

“Zona Baja Mining Title” means the area of approximately 952.6 ha covered by an exploration and mining contract for gold and silver (contrato en virtud de aporte) dated April 4, 1989, entered into between the Empresa Colombiana de Minas (later denominated Empresa Nacional Minera Ltda.) and Dominguez Saieh Compañia Ltda. and later assigned to Mineros Nacionales S.A. (now Caldas Gold Marmato), under contract registration number 014-89M and mining title registration number GAFL-11 in the Municipality of Marmato, Caldas Department, Colombia, acquired by the Company in connection with the RTO Transaction.

1.2	Forward-Looking Information

This Annual Information Form may contain or incorporate by reference information that constitutes “forward-looking information” or “forward-looking statements” (collectively, “forward-looking information”) within the meaning of the applicable securities legislation. All statements, other than statements of historical fact, contained or incorporated by reference in this Annual Information Form including, but not limited to, statements related to those items listed below, constitutes forward-looking information. Forward-looking information involves known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the Company to be materially different from the forward-looking information contained herein. When used in this Annual Information Form, such information uses words such as “anticipates”, “believes”, “budget”, “continue”, “plans”, “project”, “endeavours”, “ensures”, “estimates”, “expects”, “forecasts”, “forward”, “intends”, “likely”, “potentially”, “scheduled”, “strives”, “targets” or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, “generally”, “may”, “might”, “will” or “would” occur or be achieved and any other similar terminology.

The forward-looking information contained herein reflects current expectations regarding future events and operating performance and speaks only as of the date of this Annual Information Form. Generally, forward-looking information involves significant risks and uncertainties; therefore, it should not be read as a guarantee of future performance or results and will not necessarily be an accurate indication of whether or not such results will be achieved. Undue reliance should not be placed on such statements. A number of factors could cause the actual results to differ materially from the results discussed in the forward-looking information, including but not limited to, the factors discussed under “Risk Factors” herein. Although the forward-looking information is based on what management of the Company believes are reasonable assumptions, the Company cannot assure readers that actual results will be consistent with the forward-looking information.

This Annual Information Form includes forward-looking information pertaining to, among other factors, the following:

•	the size of the Company’s mineral reserves and resources;
•	the realization of the Company’s mineral reserves and resources;
•	the timing of development of undeveloped mineral reserves;
•	the costs related to the development and production of the Company’s projects;
•	the results of future production;
•	supply and demand for gold and silver;
•	expectations regarding the ability to raise capital and to continually add to reserves through acquisitions, exploration and development;
•	treatment under governmental regulatory regimes, labour, environment and tax laws;
•	human rights and diversity;
•	conflicts of interest;
•	the ability of the Company to obtain new licenses and extensions of its existing licenses;
•	stability of economic conditions and Colombian political conditions, generally;
•	capital expenditure programs and the timing and method of financing thereof; and
•	limitations on the Company’s access to sources of financing or competitive terms which are in compliance with existing debt covenants.

Forward-looking information is based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. With respect to forward-looking information contained herein, the assumptions made by the Company include but are not limited to:

•	that regulatory licenses, permits and authorizations will be maintained;
•	future prices for gold and silver;
•	future currency and interest rates;
•	future prices for natural gas, fuel oil, electricity and other key supplies;

•	the Company’s ability to generate sufficient cash flow from operations and capital markets to meet its future obligations and continue as a going concern;
•	there not being any significant disruption affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise;
•	the Company’s ability to obtain the necessary permits, including but not limited to, environmental and governmental permits to properly develop, operate and expand current and future projects;
•	political developments in any jurisdiction in which the Company operates being consistent with the Company’s current expectations;
•	the validity of its existing title to property and mineral claims;
•	experts, technical and otherwise, retained by the Company being appropriately reputable and qualified;
•	the viability, economically and otherwise, of maintaining and developing the Marmato Project;
•	the viability, economically or otherwise, of exploring and developing the Juby Project; and
•	the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner to meet the Company’s demand.

Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause the actual results to vary and in some instances to differ materially from those described in the forward-looking information contained in this Annual Information Form. These material risks include, but are not limited to:

•	pandemics, epidemics and public health crises such as COVID-19;
•	uncertainties relating to operations during the COVID-19 outbreak;
•	risks associated with acquisitions and integration;
•	uncertainties relating to title to property and material estimates;
•	volatility in the spot and forward price of gold, silver or certain other commodities relevant to the Company’s operation, such as diesel fuel and electricity;
•	competition for, among other things, capital, acquisition of mining property, undeveloped lands and skilled personnel;
•	changes in the accessibility and availability of insurance for mining operations and property;
•	risks associated with general economic factors, including ongoing economic conditions, investor sentiment, market accessibility and market perception;
•	operational and technical problems;
•	delays in obtaining required environmental and other licenses, including delays associated with local communities and indigenous peoples;
•

risks associated with secured debt, including the ability of secured creditors to enforce any judgments in an Insolvency Proceeding, any fluctuations in the value of collateral securing debt and interpretation and enforcement of bankruptcy and insolvency laws of Canada and Colombia;

•	fluctuations in foreign exchange or interest rates and stock market volatility;
•

changes in the gold or silver lease rates which could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations;

•	risks associated with holding derivative instruments (such as credit risks, market liquidity risk and mark-to-market risk);
•

changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada or Colombia, or other countries in which the Company does business or may carry on business in the future;

•

uncertainties and hazards associated with gold exploration, development and mining, including but not limited to, environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses;

•	climate change;
•	environmental, sustainability and governance practices and performance; and
•	other factors further discussed under “Risk Factors”.

Readers are cautioned that the foregoing lists of factors are not exhaustive. There can be no assurances that forward-looking information will prove to be accurate. Forward-looking information is provided for the purpose of providing information about management’s expectations and plans relating to the future. The forward-looking information included in this Annual Information Form is qualified by these cautionary statements and those made in the Company’s other filings with the securities regulators of Canada including, but not limited to, the cautionary statements made in the “Risks and Uncertainties” section of the Company’s most recently filed Management’s Discussion and Analysis.

The forward-looking information contained herein is made as of the date of this Annual Information Form and the Company assumes no obligations to update or revise it to reflect new events or circumstances, other than as required by applicable securities laws.

1.3	General Matters

This Annual Information Form is for the year ended December 31, 2021. Unless otherwise indicated, all information in this Annual Information Form is as of December 31, 2021 and relates, in part, to a period of time prior to the change of management and the Company’s board of directors on February 4, 2021 (as described below under “General Development of the Business – 2020 – Aris Transaction”). Due to the change of management on February 4, 2021, certain of the information included herein was prepared with the support of the previous management team and is based on information prepared by them.

In this Annual Information Form, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars and references to “$” are to Canadian dollars. All financial information in this Annual Information Form has been prepared in accordance with International Financial Reporting Standards unless otherwise expressly indicated.

1.3.1 Exchange Rate Information

1.3.1.1 United States Exchange Rate Information

The following table sets out: the rate of exchange for one Canadian dollar in U.S. dollars in effect at the end of each of the periods set out immediately below; the high and low rate of exchange during those periods; and the average rate of exchange for those periods, each based on the daily rate of exchange as published on the Bank of Canada’s website. On March 2, 2022, the last business day preceding the date of this Annual Information Form, the exchange rate for one Canadian dollar in U.S. dollars as published by the Bank of Canada was $1.00 = US$0.7894

	High	Low	Average	End of Period
Year ended December 31
2021	0.8306	0.7727	0.7978	0.7888
2020	0.7863	0.6898	0.7461	0.7854
2019	0.7699	0.7353	0.7537	0.7699

1.3.1.2 Colombia Exchange Rate Information

The following table sets out: the rate of exchange for one US dollar in COP in effect at the end of each of the periods set out immediately below; the high and low rate of exchange during those periods; and the average rate of exchange for those periods, each based on the rates as published on the Bank of the Republic of Colombia’s website. On March 2, 2022, the last business day preceding the date of this Annual Information Form, the exchange rate for one US dollar in COP as published by the Bank of the Republic of Colombia was US$1.00 = COP $3,901.62

	High	Low	Average	End of Period
Year ended December 31
2021	4,023.68	3,420.78	3,743.09	3,981.16
2020	4,153.91	3,253.89	3,693.36	3,432.50
2019	3,522.48	3,072.01	3,281.09	3,277.14

1.3.2 Special Note to Reader

References in this Annual Information Form to Bluenose refer to the Company prior to the completion of the RTO Transaction and references to “the Company” refer to the Company following the completion of the RTO Transaction, including following the completion of the SARC Amalgamation and Aris Transaction, as applicable.

This Annual Information Form makes reference to the “GCM Marmato Project” as it existed prior to the completion of the RTO Transaction. At such time, the GCM Marmato Project included the Marmato Project and was owned by GCM Mining. The Company has included this information in order to provide readers with information about the Marmato Project, being the material property of the Company, prior to the completion of the RTO Transaction. More information about the differences between the GCM Marmato Project and the Marmato Project can be found under their definitions in the “Glossary of Terms”.

1.4	Reporting Mineral Reserves and Resources

There are material differences between the standards and terms used for reporting mineral reserves and resources in Canada, and in the United States pursuant to the United States Securities and Exchange Commission’s (the “SEC”) reporting and disclosure requirements. The terms mineral resource, measured mineral resource, indicated mineral resource, and inferred mineral resource are defined by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, and must be disclosed according to Canadian securities regulations.

These standards differ significantly from the requirements of the SEC applicable to domestic United States reporting companies. Accordingly, information contained in this Annual Information Form with respect to mineral deposits may not be comparable to that disclosed by companies subject to the SEC’s reporting and disclosure requirements.

ITEM 2.	CORPORATE STRUCTURE

2.1	Name, Address and Incorporation

The full corporate name of the Company is Aris Gold Corporation. The registered office and mailing address of the Company is located at Suite 2900, 550 Burrard Street, Vancouver, British Columbia V6C 0A3.

The Company was incorporated under the Business Corporations Act (Yukon) on June 12, 1997 under the name “Alliance Pacific Gold Corp.” The Company changed its name to “International Alliance Resources Inc.” on September 9, 1998 and changed its name again to “Bluenose Gold Corp.” on July 18, 2012. Bluenose was continued into British Columbia on February 7, 2019.

On February 6, 2018, Bluenose completed a share capital restructuring whereby the Bluenose Shares were consolidated on a one for 500 basis and immediately thereafter subdivided on a 500 for one basis. Following the completion of such consolidation and share split, there were 148,398,187 Bluenose Shares outstanding.

On November 2, 2018, Bluenose consolidated the Bluenose Shares on a two for three basis. Following the completion of such consolidation, there were approximately 105,028,791 Bluenose Shares outstanding.

On February 21, 2020, immediately prior to the RTO Transaction, Bluenose completed the Share Consolidation. All historical references herein to common shares stock options and per share amounts have been adjusted retroactively to reflect the Share Consolidation.

On February 24, 2020, the Company completed the RTO Transaction pursuant to the Amalgamation Agreement. Pursuant to the Amalgamation Agreement, Bluenose acquired all of the issued and outstanding shares of Caldas Finance from Caldas Holding, a wholly-owned subsidiary of GCM Mining, by way of a three-cornered amalgamation under the BCBCA in exchange for the issuance of 28,750,100 Common Shares at a deemed issue price of $2.00 per Common Share or $57,500,200 in total. Concurrently, the Company issued an aggregate of 10,792,500 Common Shares and 10,792,500 2024 Warrants to participants in the Brokered RTO Financing and to Caldas Holding in its capacity as a subscriber in the Non-Brokered RTO Financing, respectively. As a result of the RTO Transaction, Caldas Finance amalgamated with BN Subco to become Amalco, a wholly-owned subsidiary of the Company, and the Company acquired the Marmato Project from GCM Mining.

Immediately following the completion of the RTO Transaction, Bluenose changed its name to “Caldas Gold Corp.” and changed its fiscal year end from June 30 to December 31.

On January 1, 2021, the Company completed the SARC Amalgamation pursuant to which all of the issued and outstanding shares of SARC were cancelled and SARC ceased to exist.

In connection with the Aris Transaction, the Company changed its name to “Aris Gold Corporation” on February 4, 2021.

2.2	Intercorporate Relationships

The Company owns all of the issued and outstanding shares of Aris Gold Panama, a corporation existing under the laws of Panama, which holds all of the issued and outstanding shares of Caldas Gold Marmato, a corporation existing under the laws of Colombia, which, in turn, holds the Marmato Project. The Company also holds the Juby Project and 25% of the Knight JV.

The Company owns all the issued and outstanding shares of Aris Gold Acquisition Corp., a corporation existing under the laws of British Columbia, which holds all of the issued and outstanding shares of Aris Gold Switzerland AG, a corporation existing under the laws of Switzerland.

The Company also holds a 100% interest in the Juby Project and a 25% interest in the Knight JV.

The following chart illustrates the Company’s subsidiaries, together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised, directly or indirectly, by the Company as at the date hereof.

ITEM 3.	GENERAL DEVELOPMENT OF THE BUSINESS

Prior to the completion of the RTO Transaction, Bluenose was in the business of exploring resource properties located in Canada, primarily in the Yukon Territory and Ontario. As a result of the completion of the RTO Transaction, mining at the Marmato Project became the principal business of the Company. The following is a three-year summary of certain material developments in the business of the Company as well as of the Marmato Project.

3.1	2019

Bluenose

The RTO Transaction

On December 13, 2019, Bluenose entered into the Amalgamation Agreement in respect of the RTO Transaction and the acquisition of the Marmato Project.

Brokered RTO Financing

On December 19, 2019, Caldas Finance completed the Brokered RTO Financing of 3,292,500 subscription receipts at a price of $2.00 per subscription receipt for aggregate gross proceeds of $6,585,000. Each subscription receipt entitled the holder thereof to receive, upon satisfaction of certain escrow release conditions, and without payment of additional consideration therefor, one Caldas Finance Share and one Caldas Finance Warrant. Immediately upon the closing of the RTO Transaction, and in accordance with the Amalgamation Agreement, the Caldas Finance Shares and Caldas Finance Warrants underlying the subscription receipts were automatically exchanged for an equivalent number of Common Shares and 2024 Warrants, respectively. On closing of the RTO Transaction, the net proceeds from the Brokered RTO Financing were released to the Company.

In connection with the Brokered RTO Financing, among other consideration, the Company issued an aggregate of 125,550 2022 Broker Warrants to the agents – Scotiabank and Red Cloud Securities Inc.

3.2	2020

Non-Brokered RTO Financing

On February 7, 2020, Caldas Finance completed the Non-Brokered RTO Financing of units. Each unit comprised one Caldas Finance Share and one Caldas Finance Warrant. GCM Mining, indirectly through Caldas Holding, subscribed for an aggregate of 7,500,000 units at a price of $2.00 per unit for aggregate gross proceeds of $15,000,000. Immediately upon the closing of the RTO Transaction, and in accordance with the Amalgamation Agreement, the Caldas Finance Shares and Caldas Finance Warrants underlying the subscription receipts were automatically exchanged for an equivalent number of Common Shares and 2024 Warrants, respectively.

The RTO Transaction

On February 24, 2020, the Company completed the RTO Transaction pursuant to the Amalgamation Agreement, whereby Bluenose acquired all of the issued and outstanding shares of Caldas Finance from Caldas Holding, a wholly-owned subsidiary of GCM Mining, by way of a three-cornered amalgamation under the BCBCA in exchange for the issuance of 28,750,100 Common Shares at a deemed issue price of $2.00 per Common Share or $57,500,200 in total. Concurrently, the Company issued an aggregate of 10,792,500 Common Shares and 10,792,500 2024 Warrants to participants in the Brokered RTO Financing and to Caldas Holding in its capacity as a subscriber in the Non-Brokered RTO Financing, respectively. As a result of the RTO Transaction, Caldas Finance amalgamated with BN Subco to become Amalco, a wholly-owned subsidiary of the Company, and the Company acquired the Marmato Project from GCM Mining.

Immediately prior to the closing of the RTO Transaction, Bluenose completed the Share Consolidation and changed its name to “Caldas Gold Corp.”.

Immediately following the completion of the RTO Transaction, there were: (i) 50,495,440 Common Shares issued and outstanding (on a non-diluted basis); (ii) 10,792,500 2024 Warrants outstanding; (iii) 330,000 Options outstanding; and (iv) 125,550 2022 Broker Warrants outstanding. GCM Mining, the Company’s principal shareholder, owned, or exercised direction or control over, directly or indirectly, a total of 365,250,100 Common Shares, representing approximately 71.8% of the Company’s total issued and outstanding Common Shares on a non-diluted basis. For more information about GCM Mining’s relationship with the Company, see “Promoters”.

On February 28, 2020, the Company received final listing approval to graduate from the NEX Board to the TSX-V and commenced trading on the TSX-V as a Tier 1 Mining Issuer under the symbol “CGC”.

OTCQX Market Listing

The Common Shares commenced trading on the OTCQX under the symbol “ALLXF” on June 23, 2020.

$14,000,000 Private Placement to Fund Juby Acquisition

On June 30, 2020, the Company announced that it completed the 2020 Non-Brokered Private Placement, pursuant to which GCM Mining purchased 7,000,000 Common Shares at a price of $2.00 per share for aggregate proceeds of $14,000,000. The proceeds were used by the Company to complete the acquisition of SARC on July 2, 2020, as further described below.

Completion of Juby Acquisition

On July 2, 2020, the Company completed the Juby Acquisition through its acquisition of SARC, which at the time held certain mining assets in Northeastern Ontario, including a 100% interest in the Juby Project and a 25% interest in the Knight JV. Approximately 5,287.6 ha are controlled through the unpatented mining claims and mining leases of the Juby Project that extend for 11 kilometres east-west and 9.5 kilometres north-south. At the time of closing, SARC also had working capital of approximately US$300,000.

The Company acquired all of the issued and outstanding shares of SARC by way of a three-cornered amalgamation between the Company, SARC and 1241868 B.C. Ltd., a wholly-owned subsidiary of the Company. Pursuant to the Juby Project Amalgamation Agreement, the Company issued 20,000,000 Common Shares at a deemed price of $2.00 per share for aggregate consideration of $40,000,000 to the shareholders of SARC and funded SARC’s US$10,000,000 acquisition of the Juby Project and interest in the Knight JV. Certain shareholders of SARC entered into voluntary lock-up agreements with the Company pursuant to which such security holders, holding approximately 87% of the Common Shares issued pursuant to the Juby Project Amalgamation Agreement, have agreed to voluntarily lock-up such shares until July 2, 2022.

The Company subsequently completed a vertical short form amalgamation with SARC effective as of January 1, 2021, and the Juby Project and SARC’s 25% interest in the Knight JV are now held directly by the Company.

2020 Special Warrant Private Placement and Qualification of Special Warrant Units

On July 29, 2020, the Company completed the 2020 Special Warrant Private Placement, pursuant to which the Company issued an aggregate of 22,222,222 Special Warrants pursuant to the Special Warrant Indenture, at a price of $2.25 per Special Warrant, for aggregate gross proceeds of approximately $50,000,000. GCM Mining purchased 8,888,889 of the Special Warrants issued in connection with the 2020 Special Warrant Private Placement. The 2020 Special Warrant Private Placement was co-led by Scotiabank and Canaccord Genuity Corp., which acted on behalf of a syndicate of underwriters, pursuant to the Underwriting Agreement.

On September 21, 2020, the Company filed and obtained a receipt for a final short form prospectus in each of the provinces of Canada, except Québec, which qualified the Special Warrant Units for distribution. The Special Warrants were deemed exercised, and the 22,222,222 2025 Warrants and 22,222,222 Common Shares underlying the Special Warrants were issued, on September 28, 2020.

The 2025 Warrants issued upon the exercise of the Special Warrants began trading on the TSX-V on September 28, 2020 under the symbol “CGC.WT”. Such trading symbol was subsequently changed to “ARIS.WT” on February 8, 2021.

The net proceeds from the 2020 Special Warrant Private Placement will be used for the expansion of the underground mining operations at the Marmato Project.

2020 Subscription Receipt Private Placement and Qualification of Subscription Receipt Units

On August 26, 2020, the Company completed the 2020 Subscription Receipt Private Placement, pursuant to which the Company issued an aggregate of 83,066 Subscription Receipts pursuant to the Subscription Receipt Agreement, at a price of US$1,000 per Subscription Receipt, for aggregate gross proceeds of US$83,066,000. GCM Mining purchased 10,000 of the Subscription Receipts issued in connection with the 2020 Subscription Receipt Private Placement. The 2020 Subscription Receipt Private Placement was co-led by Scotiabank and Canaccord Genuity Corp., which acted on behalf of a syndicate of agents, pursuant to the Agency Agreement.

On November 6, 2020, the Company filed and obtained a receipt for a final short form prospectus in each of the provinces of Canada, except Québec, which qualified the Subscription Receipt Units for distribution. Following the satisfaction of certain escrow release conditions, on November 18, 2020, the Subscription Receipts were converted into Subscription Receipt Units resulting in the issuance of an aggregate of 83,066,000 Notes and 16,613,200 2025 Warrants to holders of the Subscription Receipts.

The Company received the proceeds of the 2020 Subscription Receipt Private Placement on February 3, 2021. Prior to such date, the Trustee, in its capacity as trustee under the Note Indenture, held the proceeds in escrow pending receipt by the Company of an extension of the primary mining title comprising the Marmato Project. The net proceeds of the 2020 Subscription Receipt Private Placement will be used for the expansion of the underground mining operations at the Marmato Project and to pay interest on the Notes during the first two years following their issuance.

Filing of 2020 Marmato Technical Report

On September 18, 2020, the Company filed the 2020 Marmato Technical Report. The 2020 Marmato Technical Report supports the disclosure made by the Company in its July 6, 2020 news release and is based on the updated Mineral Resource and Mineral Reserve estimates for the Marmato Project with an effective date of March 17, 2020.

2020 Juby Technical Report

On October 5, 2020, the Company filed the 2020 Juby Technical Report. The 2020 Juby Technical Report is based on the updated Mineral Resource Estimate for the Juby Project with an effective date of July 14, 2020.

The Precious Metals Stream

The Company entered into the Precious Metals Stream with WPMI in respect of the Marmato Project on November 5, 2020.

Pursuant to the Precious Metals Stream, WPMI will purchase 6.5% of the gold production and 100% of the silver production from the Marmato Project until 190,000 ounces of gold and 2.15 million ounces of silver have been delivered, after which the stream drops to 3.25% of the gold production and 50% of the silver production for the life of mine. Under the Precious Metals Stream, WPMI will make an upfront deposit payment in cash of US$110,000,000, US$34,000,000 of which is payable on closing, subject to customary conditions, and the remaining portion of which is payable during the development and construction of the Lower Mine expansion project, subject to receipt of required permits and licenses, sufficient financing having been obtained to cover total expected capital expenditures and other customary conditions. In addition, WPMI will make ongoing payments equal to 18% of the spot gold and silver prices until the uncredited portion of the upfront payment is reduced to zero, and 22% of the spot gold and silver prices thereafter. The Precious Metals Stream is effective as of July 1, 2020.

In connection with the Precious Metals Stream, the Company and the Marmato Subsidiaries have provided security in favour of WPMI in respect of their obligations under the Precious Metals Stream, including a first ranking general security agreement over substantially all properties and assets of the Company and the Marmato Subsidiaries, security over the mining rights comprising the Marmato Project and a first ranking share pledge over the shares of each of the Marmato Subsidiaries.

WPMI entered into the Intercreditor Agreement with holders of Notes on November 5, 2020. Pursuant to the Intercreditor Agreement, generally, in the event of an enforcement action or insolvency proceeding in relation to the Company, an amount equal to 15% of the collateral proceeds from such action or proceeding are required by the terms of the Intercreditor Agreement to be applied towards the obligations of the Precious Metals Stream and the remaining proceeds will be available for distribution to holders of Notes to satisfy the obligations of the Company under the Note Indenture.

Listing of Notes on the NEO and 2025 Warrants on TSX-V

The Notes began trading on the NEO on November 20, 2020 under the symbol “CGC.NT.U” and the 2025 Warrants issued upon the conversion of the Subscription Receipts began trading on the TSX-V on November 19, 2020 under the symbol “CGC.WT”. Such trading symbols were subsequently amended to “ARIS.NT.U” and “ARIS.WT”, respectively, on February 8, 2021.

Aris Transaction

On November 23, 2020, the Company commenced the non-brokered Aris Subscription Receipt Private Placement led by BC124, which ultimately resulted in certain changes to management of the Company and the Board, as well as a change in the Company’s name to “Aris Gold Corporation” (collectively, the “Aris Transaction”). See “General Development of the Business – Subsequent Developments – Aris Transaction” for more details.

On December 3, 2020, the Company completed the Aris Subscription Receipt Private Placement, pursuant to which the Company issued an aggregate of 37,777,778 Aris Subscription Receipts pursuant to the Aris Subscription Receipt Agreement, at a price of $2.25 per Aris Subscription Receipt, for aggregate gross proceeds of $85,000,000 (the “Aris Proceeds”). GCM Mining purchased 7,555,556 of the Aris Subscription Receipts issued in connection with the Aris Subscription Receipt Private Placement. On closing of the Aris Subscription Receipt Private Placement, the Aris Proceeds were placed into escrow pending satisfaction of certain escrow release conditions. The Aris Proceeds will be used for the modernization and expansion of the Marmato Project and for working capital purposes.

In connection with the Aris Transaction, GCM Mining entered into the Investor Agreement with the Company on December 3, 2020. For a description of the material terms of the Investor Agreement, see “Promoters”.

3.3	2021

License Extension

On February 2, 2021, the Company received the 30-year extension of its Marmato Mine mining contract 014-89M from the Agencia Nacional de Mineria (ANM) which extends the mining contract until October 2051.

Aris Transaction

On February 4, 2021, upon satisfaction of certain escrow release conditions, the Aris Subscription Receipts were converted into Aris Subscription Receipt Units resulting in the issuance of an aggregate of 37,777,778 Common Shares and 37,777,778 2025 Warrants to holders of the Aris Subscription Receipts. The Aris Proceeds were also concurrently released from escrow to the Company. The 2025 Warrants underlying the Aris Subscription Receipts are listed as part of the Company’s pre-existing class of 2025 Warrants under the symbol “ARIS.WT”.

Board, Management and Name Changes

In connection with the Aris Transaction, six out of the eight members of the Board resigned on February 4, 2021. The new Board consists of the following individuals (collectively, the “New Board”):

Ian Telfer	Chair, independent
David Garofalo	Independent
Peter Marrone	Independent
Daniela Cambone	Independent
Neil Woodyer	Non-independent
Attie Roux	Non-independent
Serafino Iacono	Non-independent; board member prior to the Aris Transaction, GCM Mining nominee
Hernan Martinez	Independent; board member prior to the Aris Transaction, GCM Mining nominee

See “Directors and Officers” for information about the New Board and management of the Company.

The New Board is supported by Frank Giustra, a mining financier and philanthropist who has agreed to act as a strategic advisor to the Company.

TSX Graduation

On February 12, 2021, the Company’s Common Shares and 2025 Warrants commenced trading on the TSX as of market open under the symbol “ARIS” and “ARIS.WT”, respectively. In connection with its graduation to the TSX, the Common Shares and 2025 Warrants were delisted from the TSX-V on February 12, 2021.

EPCM

On April 26, 2021, the Company announced several key steps in advancing the Lower Mine, including the award of the engineering, procurement and construction management contract to Wood PLC.

Lower Mine Construction and Mineral Resource Estimate

On November 11, 2021, the Company announced several Lower Mine optimizations and an updated mineral resource estimate.

Initial Drill Program at the Juby Project

On December 7, 2021, the Company announced results of its initial 10,000 m drill program at the Juby Project.

3.4	Subsequent Developments

Noteholder Approval of Amendment to the Notes

On February 8, 2022, holders of the Notes approved an amendment to the Note Indenture that will permit the Company to provide certain unsecured parent guarantees of future indebtedness incurred by subsidiaries which are formed to advance and support the Company’s strategy to grow into a larger, diversified gold producer. The Company entered into a First Supplemental Indenture on February 8, 2022 with TSX Trust Company, as Trustee and Collateral Agent for the Notes which documented the above-described amendment.

ITEM 4.	DESCRIPTION OF THE BUSINESS

The Company is a Canadian-based public company engaged in the acquisition, exploration, development, and operation of gold properties in Colombia and Canada. The Company’s principal operations consist of the Marmato Project, including the operation of the underground Marmato Mine, and the Juby Project.

In 2020, the Company completed the Prefeasibility Study for a major expansion and modernization of its underground mining operations in the Lower Mine of the Zona Baja Mining Title, located at the Marmato Project. The Company is committed to implementing its development and production strategy with a comprehensive environmental, safety and community program, meeting international standards of best practice.

The Company’s business activities are directed from its offices in Vancouver, British Columbia. The Company plans to pursue acquisition and other growth opportunities to unlock value creation from scale and diversification.

4.1	Production

The Company’s principal product is gold doré. The Company’s revenue is primarily generated from the sale of gold, in doré bar form.

The gold market is relatively deep and liquid and is traded on a worldwide basis. As a result, the Company is not dependent on a particular purchaser with regard to the sale of gold. The demand for gold is primarily for jewellery fabrication purposes and bullion investment, and the price of gold is generally quoted in US dollars.

The use of gold as a store of value (principally due to the historical tendency of gold to retain its value in relative terms against basic goods and in times of inflation and monetary crisis) and the large quantities of gold held for this purpose in relation to annual mine production has meant that, historically, the potential total supply of gold has been far greater than demand. Thus, while current supply and demand plays some part in determining the price of gold, this does not occur to the same extent as with other commodities. Gold prices are significantly affected by macro-economic factors such as expectations of U.S. inflation, U.S. interest rates, exchange rates, changes in reserve policy by central banks and global or regional political and economic crises. Due to these factors, the gold price fluctuates continually, and such fluctuations are beyond the Company’s control.

4.2	Employees

As at the date of this Annual Information Form, the Company and its subsidiaries have an aggregate of approximately 1,167 employees, 32 apprentices and students and five contractors at its offices in Vancouver, British Columbia, Manizales, Colombia and at the Marmato Project in Colombia.

4.3	Specialized Skill and Knowledge

Operations in the gold exploration and development industry mean that the Company requires professionals with skills and knowledge in diverse fields of expertise. In the course of its exploration, development and operations, the Company requires the expertise of engineers, metallurgists, and geologists and employs such persons directly and indirectly. To date, the Company has not experienced any difficulties in hiring and retaining the professionals and experts it requires for its operations and has found that it can locate and retain such employees and consultants and believes it will continue to be able to do so. See “Risk Factors – Key Personnel”.

4.4	Competitive Conditions

The precious metal mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration. See “Risk Factors – Competition”.

4.5   Foreign Operations

The Company’s principal property interests are located in Colombia and the Company also has property interests in Canada. The Company’s activities in foreign jurisdictions may be affected by possible political or economic instability and government regulations relating to the mining industry and foreign investors therein. The risks created by this potential political and economic instability include, but are not limited to, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in exploration or investment policies or shifts in political attitude in such jurisdictions may adversely affect the Company’s business. Mineral exploration and mining activities may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of property, environmental legislation, land use, land claims of local people, water use and property safety. The effect of these factors on the Company cannot be accurately predicted. See “Risk Factors”.

4.6	Environmental Protection

The mining industry in Canada and Colombia is subject to environmental laws and regulations under various governmental legislation relating to the protection of the environment, including requirements for closure and reclamation of mining properties. Compliance with such obligations and requirements can mean significant expenditures and may constrain the Company’s operations in the country. Breach of environmental obligations could lead to suspension or revocation of requisite environmental licenses and permits, civil liability for damages caused and possible fines and penalties, all of which may significantly and negatively impact the Company’s position and competitiveness. See “Risk Factors – Environmental Matters”.

The financial and operational effects of environmental protection requirements of the Company’s projects currently in the exploration stage are currently difficult to gauge. The environmental assessments include the measures and activities proposed by the Company for the control and mitigation of environmental risks and impacts based on technical studies, thus providing a reliable estimate of the environmental costs for the operation of the Marmato Project.

4.7	Social and Environmental Policies

Aris Gold recognizes the importance of achieving its environmental, social and governance objectives and the impact of successful sustainability and corporate responsibility programs on creating value for stakeholders. Aris Gold is committed to upholding best practices and international standards in its approach to sustainability and has established management systems and policies to govern the way it operates as a responsible mining company. Aris Gold’s approach and commitments are reflected across the Company and manifested in the formation of a Sustainability Committee of the Board, a Technical Committee which is led by the Chair of the Sustainability Committee and is comprised of members of management and the team at site, together with certain of the Company’s policies including the Sustainability Policy, the Environment and Corporate Social Responsibility Policy, the Health and Safety Policy, the Anti-Discrimination Policy and the Diversity Policy of the Company, each of which was adopted by the Board and is available on the Company’s website at www.arisgold.com.

4.7.1 The Environment

Aris Gold protects the environment by managing the environmental risks associated with its operations. Further, Aris Gold endeavours to improve the environment of our host communities by investing in programs that will reduce emissions, improve water and air quality and enhance biodiversity. Aris Gold has designed management systems to manage risks and, wherever feasible, contribute positively to environmental stewardship and to sustainable community development.

Tailings Management

Safe and environmentally responsible tailings management is critical for any successful mining operation. Tailings from the Marmato Mine are decanted and dried in tailings ponds then relocated to a secondary storage area and covered for final storage. The Company has implemented recommendations from Knight

Piésold Consulting to upgrade the Marmato Mine tailings storage facility to meet international compliance standards.

Aris Gold is building a new and modern dry stack tailings facility to accommodate waste generated from its Lower Mine expansion project. Going forward, Aris Gold will ensure ongoing excellence in tailings management by retaining an internationally recognized tailings expert to conduct annual site visits to review the compliance of the tailings facility within international standards and to implement any recommendations addressed by the tailings expert.

See “Risk Factors – Tailings”.

Water Management

Aris Gold recognizes the importance of the naturally occurring rivers and streams to our local communities. Wastewater from mining activities at the Marmato Project is treated in permitted wastewater treatment plants approved by the Company. Discharge of any contact water is carefully monitored to ensure environmental compliance is maintained. Aris Gold is evaluating water treatment strategies in partnership with the local government and Wheaton to further improve water conditions for the community.

4.7.2 The Community

Aris Gold’s community engagement strategy is focused on providing a net social and economic benefit and improving the overall quality of people’s lives in local communities. To achieve this, Aris Gold is committed to regularly communicating with, and implementing systems that allow feedback from, community members to understand their interests and concerns; respecting the cultures, customs, interests and rights of host communities, including indigenous peoples; working with governments, host community representatives and other organizations to promote local long-term sustainable development opportunities during mining operations; and providing local communities with opportunities and benefits from mining activities in terms of employment and contracting opportunities, education and other forms of community development. In Colombia, Aris Gold has partnered with a local charitable organization, Angelitos de Luz, to carry out health, wellness, and education programs in local communities, including:

•

Caldas Community Centre – Aris Gold has provided funding for the development and construction of a state-of-the-art community centre to promote community spirit and provide a central location for extracurricular education and training in areas such as English language, coding, robotics and textile design in the community of Marmato.

•

Health Brigade – Prior to the onset of COVID-19, Angelitos de Luz implemented a Health Brigade program whereby medical specialists were brought into the community to provide care, such as visual health, to citizens in need. With local travel constraints in place due to COVID-19 restrictions, Aris Gold has prioritized community health and wellness by funding the distribution of medical supplies, face masks, cleaning kits and nutrition packages.

•

Marmato Municipal Park – To encourage healthy and active lifestyles, Aris Gold will fund the construction of a major new municipal park in the community of Marmato. The modern 850 square meter park will become an important centerpiece of the community.

Through the Marmato Mine, the Company paid production taxes of approximately 3.2% to the national government and a 6.0% special contractual fee for certain of its mining titles, totaling approximately US$4.4 million for the financial year ended December 31, 2021.

4.7.3 People

Aris Gold is committed to promoting local employment, equality, diversity, inclusion and respect for human rights. Further, the health and safety of the Company’s employees, contractors and visitors take priority above all else. Aris Gold strives to provide a safe work environment and to create a culture with safety at its core.

Health and Safety

The Company is committed to achieving excellence in the management of health and safety at its operations. The Company understands its responsibilities to provide a safe and healthy working environment to its workforce and is committed to preventing incidents and accidents and to mitigating health and safety risks and hazards. The Company believes that health and safety must be everyone’s responsibility and priority to achieve a culture of zero harm. Further, the Company promotes a culture of personal responsibility among its workforce together with health and safety leadership for supervisors and managers. The Company is committed to implementing health and safety management systems that meet international standards and applicable best practices including setting objectives and targets and measuring the Company’s performance against them.

Human Rights and Diversity

The Company is committed to providing an environment that is free from unlawful discrimination and harassment. All employees, volunteers and members are entitled to an environment where they are treated with respect and dignity and have equal opportunity to fully contribute. All individuals within the organization are required to conduct themselves in a professional and appropriate manner, and to refrain from engaging in discrimination or harassment. Although the Company recognizes governments have the primary duty to ensure the respect, promotion and protection of human rights, Aris Gold believes businesses play an important positive role in the respect of human rights in local communities, not only as catalysts, but also as safeguards in the Company’s areas of operation.

Aris Gold strives to create an inclusive organizational culture that promotes equality of opportunity. Aris Gold looks to attract, develop and retain the best talent and create a working environment that is inclusive and diverse, where everyone is treated without discrimination. Aris Gold values talent regardless of age, race, gender, background, sexuality, religion or physical impairment and believes that diversity strengthens us by promoting unique viewpoints and challenging us to think beyond our traditional frames of reference.

4.7.4 COVID-19 Response

On April 6, 2020, during the COVID-19 pandemic, the Company announced that it had partnered with local community leaders, GCM Mining and Angelitos de Luz, a local charitable foundation, to provide much needed support to vulnerable low-income families in the local mining communities of Marmato, Supia and Riosucio in Marmato, and of Segovia and Remedios in Antioquia, during the national quarantine in Colombia as the country fights to contain the spread of COVID-19, including:

•	the donation of food by the Company for 10,000 families in Marmato, Supia and Riosucio;
•

the supply of 3,000 kits including face masks, liquid soap and antibacterial gel to security forces, formalized miners, vulnerable families and the city halls of the municipalities of Segovia, Remedios and Marmato;

•	the donation and distribution by the Company of 100,000 face masks in Marmato, Supia and Riosucio which were purchased locally, thereby generating income to 330 families; and
•	the donation of medical supplies to Hospital San Juan de Dios in Riosucio including stretchers, health monitors and personal protective equipment for medical personnel.

During 2021 the Company undertook a COVID-19 vaccination program which resulted in over 98% of employees along with many others in the local communities around the Marmato Mine being vaccinated.

After successfully implementing COVID-19 safety protocols and achieving a 98% vaccination rate amongst employees at the Marmato Mine, Aris Gold will continue to monitor and proactively react to changes in the COVID-19 pandemic through 2022.

ITEM 5.	RISK FACTORS

The business and operations of the Company are subject to a number of risks. The Company considers the risks set out below to be the most significant to existing and potential investors in the Company, but not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances, or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

5.1	General Risks Related to the Company and its Operations

Pandemics, Epidemics and Public Health Crises such as COVID-19

The ongoing COVID-19 pandemic and any future pandemic, epidemic, endemic or similar public health threats and resulting negative impact on the global economy and financial markets, the duration and extent of which is highly uncertain and could be material, may have an adverse impact on the Company’s business, results of operations and financial condition.

In March 2020, COVID-19 was declared a pandemic by the World Health Organization. The COVID-19 pandemic has had a significant impact on global economic activity since March 2020. In response to the COVID-19 pandemic, governmental authorities introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing.

The COVID-19 pandemic has also disrupted global supply chains and workforce participation and created significant volatility and disruption of financial markets which could adversely impact our ability to raise capital, cause continued interest rate volatility and movements that could make obtaining financing or refinancing the Company’s debt obligations more challenging or more expensive (if such financing is available at all).

The global COVID-19 pandemic continues to evolve. Despite mass vaccination programs, the emergence of new variants has been causing infection rates to increase in certain areas. The lifting of restrictions on the movement of people and goods, social distancing measures, restrictions on group gatherings, quarantine requirements and contact tracing varies from country to country and often within countries. Actions taken by governmental authorities and third parties to contain and mitigate the risk of spread of COVID-19 may have an adverse impact on our business. Disruptions in the Company’s supply chain, including disruptions from the Company’s suppliers and service providers, as a result of industry closures relating to containment of COVID-19 may result in the declaration by the Company’s suppliers of force majeure in contracts or purchase orders, which may result in the Company’s inability to complete projects in a timely manner.

While the Company has activated its business continuity program at the Marmato Project and the Marmato Project is currently in production, it is unknown whether the Company will be able to continue operating on such levels if a reinstatement of a prolonged national quarantine takes place. The Company has taken precautionary measures for screening of all employees at the Marmato Project. Any reductions in our operational activities could have a material adverse effect on the Company’s business, results of operations and financial condition.

The impact of this pandemic could include sites being placed into care and maintenance. If our sites are placed into care and maintenance, this could significantly reduce our cash flow and impact our ability to meet certain covenants related to our debt obligations.

Additionally, although several vaccines for COVID-19 have been approved, there are risks that these vaccines will not be effective against variants of the virus and that these vaccines may not be accepted or widely available in the areas in which we operate due to shortages or other issues with distribution. A major outbreak of COVID-19 at any of our operating sites could have a material adverse effect on our business and results of operations.

These and other impacts of COVID-19 or other pandemic, epidemic, endemic or similar public health threats could also have the effect of heightening many of the other risks described in these “Risk Factors”. The ultimate impact of COVID-19 on our business is difficult to predict and depends on factors that are evolving and beyond our control, including the scope and duration of the outbreak and recovery, including any future resurgences, as well as actions taken by governmental authorities and third parties, including the distribution, effectiveness and acceptance of vaccines, to contain its spread and mitigate its public health effects. We may experience material adverse effects on our business, results of operations and financial condition as a result of any of these disruptions, even after the COVID-19 pandemic has subsided. The Company will continue to monitor developments related to the situation and revise its response plans accordingly.

Liquidity Risks

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due. To the extent that the Company does not believe it will have sufficient liquidity to meet these obligations, management will consider securing additional funds through equity or debt transactions. The Company manages its liquidity risk by continuously monitoring forecasted cash flow requirements. There is no guarantee that sufficient cash flow will be generated from operations to service the obligations under the Notes.

Dependence on the Marmato Project

The Marmato Project is the principal mineral property of the Company. Therefore, although the operations of the Company include an operating mine, the Company’s success will likely be dependent on further developing the Marmato Project, which may never develop into a commercially viable mineral reserves. Any adverse development affecting the Marmato Project will have a material adverse effect on the Company’s business, prospects, financial performance and results of operations.

The success of the Marmato Project’s development is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities, having suitable financing arrangements in place and the conduct of mining operations (including environmental and regulatory permits), among others.

Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required financing, governmental approvals and permits in a timely manner or on reasonable terms could cause a delay in or failure in connection with the completion and successful operation of the Marmato Project or any expansion thereof.

There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start-up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that the Company will be able to obtain all necessary governmental approvals and permits or that the completion of the construction, the start-up costs and the ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could have a material adverse effect the Company’s operations and financial condition.

The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may change significantly, and economic returns may differ materially from the Company’s estimates.

Acquisitions and Integration

From time to time, the Company may pursue opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities will depend on its ability to identify suitable acquisition candidates that fit its business strategy, negotiate acceptable terms for any such acquisition, obtain approvals from regulatory authorities in the jurisdiction of the business or property to be acquired, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material mineralized deposit may prove to contain resources that are below the Company’s expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and, to the extent that the Company makes an acquisition outside of markets in which it has previously operated, the Company may have difficulty conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place increased pressure on the Company’s cash flow if such acquisitions involve cash consideration. If the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing Shareholders may suffer dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities, which could have a material adverse effect on the Company. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Exploration and Development Risk

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of mineral properties, including unusual and unexpected geologic formations, seismic activity, explosions, rock bursts, cave-ins, flooding, pit wall failure and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, delays in mining, monetary losses and possible legal liability.

The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties that are explored are ultimately developed into producing mines and no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. Mineral exploration involves many risks and uncertainties, and success in exploration is dependent on a number of factors, including the quality of management, quality and availability of geological expertise and the availability of exploration capital. Substantial expenditures are required to establish mineral resources and mineral reserves, complete drilling and to develop processes to extract the minerals, develop mining and processing facilities and suitable infrastructure at any site chosen for mining, and establish commercial operations. Also, substantial expenses may be incurred on exploration projects which are subsequently abandoned due to poor exploration results or the inability to define reserves which can be mined economically. Even if an exploration program is successful and economically recoverable minerals are found, it can take a number of years from the initial phases of drilling and identification of the mineralization until production is possible, during which time the economic feasibility of extraction may change and the minerals that were economically recoverable at the time of discovery cease to be economically recoverable. There can be no assurance that the minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale operations.

The commercial viability of the Marmato Project, the Juby Project and other properties in which the Company may acquire an interest in the future depends upon on a number of factors, all of which are beyond the control of the Company, including, but not limited to: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; silver and gold prices, which are highly cyclical; general and local labour market conditions; the proximity and capacity of milling facilities; local, provincial, federal and international government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; ongoing costs of production; and availability and cost of additional funding. The exact effect of these factors, either alone or in combination, cannot be accurately predicted and their impact may result in the Company not being able to economically extract minerals from any identified mineral resource or mineral reserve which, in turn, could have a material and adverse impact on the Company’s cash flows, earnings, results of operations and financial condition and prospects. The Company cannot provide any certainty that the exploration or development programs planned by the Company will result in a profitable commercial mining operation in respect of the expansion of the Marmato Project or other properties in which the Company has or may acquire an interest in the future.

Capital Cost Estimates

Capital and operating cost estimates made in respect of the Company’s current and future development projects and mines may not prove to be accurate. Capital and operating costs are estimated based on the interpretation of geological and metallurgical data, feasibility studies, economic factors, anticipated climatic conditions and other factors. Any of the following events, among the other events and uncertainties described herein, could affect the ultimate accuracy of such estimates: (i) unanticipated changes in grade and tonnage of ore to be mined and processed; (ii) incorrect data on which engineering and processing assumptions are made; (iii) delay in construction schedules and unanticipated transportation costs; (iv) the accuracy of major equipment and construction cost estimates; (v) labour and labour rate negotiations; (vi) changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); (vii) macro economic factors including (but not limited to) foreign exchange rates and inflation; and (viii) title claims.

Limited Operating History and Financial Resources

The Company has a limited operating history as a stand-alone company. Potential investors should be aware of the difficulties normally encountered by mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration and development of the mineral properties that the Company plans to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. The expenditures to be made by the Company in the exploration and development of mineral claims may not result in the discovery of mineral deposits.

Problems such as unusual or unexpected formations of rock or land and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. If the results of future exploration programs do not reveal viable commercial mineralization, the Company may decide to abandon its claims and acquire new claims for new exploration or cease operations.

There can be no assurance that the Company will ever be profitable. The Company’s operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Marmato Project, the Juby Project, or any other properties that the Company may acquire are added. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company’s acquisition of additional properties and other factors, many of which are beyond the Company’s control.

Mineral Resource and Reserve Estimates

Any figures presented for mineral resources in this Annual Information Form and which may be presented in the future or any figures for mineral reserves that may be presented by us in the future are and will only be estimates. There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserves or mineral resources are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurances can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of our projects to development, we must rely upon estimates as to the mineral resource tonnes and grades on our properties.

The estimating of mineral reserves and mineral resources is a subjective process that relies on the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While we believe that the resource estimates included in this Annual Information Form for the Marmato Mine are well established and reflect management’s best estimates, by their nature resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate.

Estimated mineral reserves or mineral resources may have to be re-estimated based on changes in mineral prices, operating and capital costs, metallurgical recoveries, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence reserve or resource estimates. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. We cannot provide assurance that mineralization can be mined or processed profitably.

Our resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market price for gold may render portions of our mineralization uneconomic and result in reduced reported mineral resources, which in turn could have a material adverse effect on our results of operations or financial condition. We cannot provide assurance that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

A reduction in any resources that may be estimated by us in the future could have an adverse impact on our future cash flow, earnings, results of operations and financial condition. No assurances can be given that any resource estimates for the Marmato Mine will ultimately be reclassified as proven or probable reserves.

Inferred Mineral Resources

Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is a risk that inferred mineral resources referred to in this Annual Information Form cannot be converted into measured or indicated mineral resources as there may be limited ability to assess geological continuity. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

Operational Risks

Mineral exploration and mining involve many risks, which even a combination of experience, knowledge and careful evaluation by the Company may not be able to overcome. These hazards include unusual or unexpected formations, formation pressures, inclement weather conditions, seismic activity, fires, power outages, industrial accidents, flooding, explosions, rock bursts, cave-ins or pit wall failures and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, catastrophic damage to property or loss of life, labour disruptions, technological failure of mining methods, equipment failure or the inability to obtain suitable or adequate machinery, equipment or labour. Operations in which the Company will have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development, and production of minerals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although the Company intends to maintain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition.

Unauthorized Mining and Illegal Activities

The mining industry in Colombia is subject to incursions by illegal miners who gain unauthorized access to mines to steal ore mainly by manual mining methods. In addition to the risk of losses and disruption of operations, these illegal miners pose a safety and security risk. These incursions and illegal mining activities can potentially compromise underground structures, equipment and operations, which may lead to production stoppages and affect our ability to conduct business.

Title to Property

The Company does not maintain insurance against title. Title to mineral properties and mining rights involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history of many mining properties. The Company has diligently investigated title to its mineral claims; however, this should not be construed as a guarantee of title. The Company cannot give any assurance that title to its properties will not be challenged or impugned and cannot guarantee that the Company has and will maintain valid title to its properties, including the Marmato Project. There is also a risk that indigenous peoples may dispute the title to a property held by the Company, including the Juby Project, or the property may be subject to prior unregistered agreements, liens, transfers or land claims by indigenous peoples. The possibility also exists that title to the existing property or future prospective properties may be lost due to an omission in the claim of title or prior activities of the Company which affect the Company’s title.

The primary mining title comprising the Marmato Project expires on October 23, 2051 and was recently renewed for a 30-year period ending on such date. While mining titles generally allow for renewals and the Company has no reason to expect that a renewal of such title will not be granted in the normal course in the future, the Company cannot give assurances that its mining titles will continue to be renewed.

The Colombian National Mining Agency is in charge of legal and technical audits of all exploration and exploitation mineral rights in Colombia. Mining titles may be cancelled, or fines may be imposed if audits show that applicable laws and regulations have not been or are not being complied with by mining companies. Although the Company believes that it is in substantial compliance in all material respects with applicable laws and regulations in Colombia, the Company cannot assure that the results of a future audit will not result in further inquiry or actions taken by the Colombian National Mining Agency or other Colombian authorities.

Commodity Prices

The profitability and viability of the Company’s operations is dependent upon the market price of mineral commodities that may be produced from its properties. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. These factors include interest rates, the rate of inflation or deflation, global and regional supply and demand, consumption patterns, forward sales by producers, currency exchange fluctuations, speculative activities and increased production due to improved mining and production methods. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political and economic developments in major silver and gold-producing countries throughout the world.

The Company’s future revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of silver and gold. The prices of these commodities are affected by numerous factors beyond the Company’s control.

Future Production Rates

The figures for future production are estimates based on interpretation and assumptions and actual production may be less than is currently estimated. The Company cannot give any assurance that it will achieve production estimates. The failure of the Company to achieve production estimates could have a material and adverse effect on any or all of its future cash flows, profitability, results of operations and financial condition. The Company’s mineral properties’ ability to demonstrate sufficient economic returns will also affect the availability and cost of financing. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.

Actual production may vary from estimates for a variety of reasons, including, but not limited to: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of mineral reserves and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Depending on the price of gold, silver or other minerals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.

Dependence on Future Financings

Any future mining, processing, development, and exploration by the Company may require substantial additional financing, including capital for expansion of mining operations at the Marmato Project. Failure to obtain sufficient financing may result in delaying or indefinite postponement of the Company’s business plans. Any additional equity financing, if completed, may involve substantial dilution to existing Shareholders. The Company has outstanding indebtedness and may incur additional indebtedness in the future, including by way of debentures, additional notes or credit facilities. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company.

Precious Metals Stream

Pursuant to the terms and conditions of the Precious Metals Stream, WPMI will make an upfront cash payment of US$110,000,000 (to be paid over several tranches upon achievement of certain milestones) plus a production payment for an amount of gold equal to 6.5% of gold production and for an amount of silver equal to 100% of silver production, until 190,000 ounces of gold and 2,150,000 ounces silver have been delivered, after which the stream will drop to 3.25% of gold production and 50% of silver production for the life of the Marmato Project. Each advance contemplated under the Precious Metals Stream is subject to a number of conditions precedent and the failure to meet the conditions precedent under the Precious Metals Stream could materially and adversely affect the Company, as the Company would, among other things, be required to find an alternative source of capital to finance the expansion of underground mining operations of the Lower Mine at the Marmato Project. There can be no assurance that additional capital or other types of financing would be available if needed or that such financings would be on terms at least as favourable to the Company as under the Precious Metals Stream or at all.

See “Risk Factors – Dependence on Future Financings”.

Further, and more generally, the Company’s failure to comply with the covenants or other obligations contained in the Precious Metals Stream, including a failure resulting from events beyond its control, could result in an event of default, which could materially and adversely affect the Company.

Ability to Repay the Notes

The Company’s ability to make payments on the Notes will depend on its ability to generate cash flow from its operations. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond the Company’s control.

There can be no guarantee the Company will generate cash flow from operations, or that future financings will be available, in amounts sufficient to enable the Company to make all required payments under the Notes and to fund its other liquidity and capital resources needs. The Company may have to adopt one or more alternatives, such as reducing or delaying planned expenses and capital expenditures, selling assets, restructuring debt or obtaining additional equity or debt financing. These strategies may not be implemented on satisfactory terms or at all.

Share Price Volatility

The market price for the Common Shares cannot be assured. In recent years, securities markets in Canada and elsewhere have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The trading price of the Common Shares may be subject to large fluctuations. For the same reason, the value of any of the Company’s securities convertible into, or exchangeable for, Common Shares may also fluctuate significantly, which may result in losses to investors. The price of the Common Shares will be subject to market trends and conditions generally. Factors that may contribute to volatility in the securities of the

Company include macroeconomic developments globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in mineral prices or in its financial condition or results of operations.

Other factors unrelated to the Company’s performance that may have an effect on the price of the Common Shares include the following: lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the Common Shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Common Shares; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Common Shares to be delisted from the exchange on which they trade, further reducing market liquidity. The market price for the Common Shares may also be affected by the Company’s ability to meet or exceed expectations of analysts or investors. Any failure to meet these expectations, even if minor, may have a material adverse effect on the market price of the Common Shares.

Current Global Markets and Economic Conditions

Global financial conditions over the past decade have been characterized by volatility in both commodities prices and otherwise. Global economic conditions may cause decreases in asset values that are deemed to be other than temporary, which may result in further impairment losses. If such volatility and market turmoil continue, the Company’s operations and financial condition could be adversely impacted.

Economic and geopolitical events may create uncertainty in global financial and equity markets. Global debt levels may cause increased global political and financial instability resulting in downward price pressure for many asset classes and increased volatility and risk spreads.

Such disruptions could make it more difficult for the Company to obtain capital and financing for its operations, or increase the Company’s cost of capital, among other things. If the Company does not raise capital when needed, or access capital on reasonable terms, there could be a material adverse effect on the Company’s business, results of operations, financial condition and share price. These and other related factors can lead to lower longer term asset values, which can result in impairment losses.

If negative economic conditions develop, persist or worsen, it could lead to increased political and financial uncertainty, which could result in political, governmental or regulatory changes in the jurisdictions in which the Company operates. High levels of volatility and market turmoil could have an adverse effect on the Company’s business, results of operations, financial condition and share price.

Availability and Costs of Supplies

The Company, as with other companies in the industry, requires raw materials and supplies in connection with operations. These supplies and materials may be significantly affected by changes in market price, exchange rates and availability. Some of these supplies may be obtained from a limited group of suppliers or may become difficult to obtain at a price satisfactory to the Company. Increased activity in the global mining industry would cause a similar increase in demand for the materials and supplies, as well as labour. Although the Company can monitor the market and attempt to anticipate future needs, the market cost of such supplies and materials is outside of the control of the Company. Operating costs of the Company could be significantly impacted by the ability of the Company to obtain necessary materials and supplies at the predicted price. Increases in the price of necessary supplies would impact the costs of production and predicted expenses.

Government Regulation

The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing environmental protection, natural resources prospecting, development, production, post-closure reclamation, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. The costs associated with compliance with such laws and regulations are substantial. Although the Company believes that its mining and processing operations and exploration and development activities are carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be interpreted and applied in a manner which could cause additional expense, capital expenditures, restrictions on or suspension of the Company’s operations and delays in the development of the Marmato Project, the Juby Project and other properties in which the Company has or may acquire an interest. Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to Persons resulting from the environmental, health and safety impacts of the Company’s future operations, which could lead to the imposition of substantial fines, penalties and other civil and criminal sanctions. Substantial costs and liabilities, including bonding, reclamation funding, or other requirements for restoring the environment after the closure of mines, will be inherent in the development of the Marmato Project. There can be no assurance that any such law, regulation, enforcement or private claim, or any changes thereto, will not have a material adverse effect on the Company’s business, financial condition or results of operations.

Permits and Licenses

The mining and exploration activities of the Company require permits from various governmental authorities and such operations are, and will be, governed by laws and regulations governing exploration, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, safety, mine permitting and other matters. Companies engaged in mining and exploration activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. While the Company believes that it has all permits and licences necessary to carry on its current activities on the Marmato Project and the Juby Project, a substantial number of additional permits and licenses may be required in the future. The Company anticipates that it will be able to obtain in the future all necessary licenses and permits to carry on the activities which it intends to conduct, and that it intends to comply in all material respects with the terms of such licenses and permits; however, there can be no assurance that all permits that the Company may require for mining and exploration will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the Company may undertake. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there may be unforeseen environmental liabilities of the Company resulting from exploration and mining activities and these may be costly to remedy.

Community Relations

The Company’s relationships with the communities with which it operates, and other stakeholders are critical to ensure the future success of the Company’s existing operations and the construction and development of the Company’s projects. While the Company believes its relationships with the communities in which it operates are strong, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Publicity adverse to the Company, its operations or extractive industries generally, could have an adverse effect on the Company and may impact relationships with the communities with which the Company operates and other stakeholders. While the Company is committed to operating in a socially responsible manner, there can be no assurance that the Company’s efforts in this respect will mitigate this potential risk. The Company’s projects, including exploration projects, may also be impacted by relations with various community stakeholders, and the Company’s ability to develop related mining assets may still be affected by unforeseen outcomes from such community relations.

Rights of Indigenous Peoples

Various national and provincial laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of indigenous peoples, including the First Nations and Metis in Canada and the Cartama in Colombia. The Company has interests in areas presently or previously inhabited or used by indigenous peoples. Many of these laws, codes, resolutions, conventions, guidelines, and other materials impose obligations on governments to respect the rights of indigenous peoples. Some mandate that governments consult with indigenous peoples regarding government actions which may affect indigenous peoples, including actions to approve or grant mining rights or permits. The obligations of governments and private parties under the various laws, codes, resolutions, conventions, guidelines, and other materials pertaining to indigenous peoples continue to evolve and be defined. While the Company has existing agreements with indigenous peoples regarding the Juby Property, its current and future operations are subject to a risk that one or more groups of indigenous peoples may oppose further development or new development of the Juby Project. With respect to the Marmato Project, it is likely that the Lower Mine project will require a process of prior consultation with the Cartama and it is possible that the Cartama will oppose further development or new development by the Company. Opposition by such indigenous peoples may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Company’s activities. Opposition by indigenous peoples to the Company’s operations may require modification of, or preclude operation or development of, the Juby Project or the Marmato Project or may require the Company to enter into additional or different agreements with indigenous peoples with respect to the Marmato Project and/or the Juby Project.

Health and Safety Risk

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death. The impact of such accidents could affect the profitability of operations, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer. Failure to comply with applicable health and safety laws may result in injunctions, damages, suspension or revocation of licences or permits and the imposition of penalties. There can be no assurance that the Company will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future health and safety laws and permits will not adversely affect the Company’s business, results of operations, financial condition or prospects. The Company has rigorous procedures in place to manage health and safety protocols in order to reduce the risk of occurrence and the severity of any accident and will continually invest time and resources to enhance health and safety at all operations. The Company has insurance policies in place to cover accidents and regularly monitors the adequacy of such policies.

Environmental Matters

The Company’s operations are subject to laws and regulations regarding environmental matters, the use or abstraction of water, and the discharge of mining wastes and materials. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Operations of the Marmato Project and Juby Project may be subject to environmental permits and authorizations in addition to those that are currently in place. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of the Company’s operations. Furthermore, any failure to comply fully with all applicable laws and regulations could have significant adverse effects on the Company, including the suspension or cessation of operations. Environmental laws and regulations change frequently, and the implementation of new, or the modification of existing, laws or regulations could harm the Company. The Company cannot predict how agencies or courts in Canada, Colombia or other foreign countries will interpret existing laws and regulations or the effect that these adoptions and interpretations may have on the Company’s business or financial condition.

The Company may be required to make significant expenditures to comply with governmental laws and regulations. Any significant mining operations will have some environmental impact, including land and habitat impact, arising from the use of land for mining and related activities, and certain impact on water resources near the project sites, resulting from water use, rock disposal and drainage run-off. No assurances can be given that such environmental issues will not have a material adverse effect on the Company’s operations in the future. Environmental hazards may exist for the Marmato Project and/or the Juby Project which are unknown to the Company at the present time and which have been caused by previous or existing owners or operators of the properties. While the Company believes that the properties comprising the Marmato Project do not currently have any material unsatisfied environmental obligations, exploration activities may give rise in the future to significant liabilities on the Company’s part to the government and third parties and may require the Company to incur substantial costs of remediation. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Additionally, the Company does not intend to maintain insurance against environmental risks. As a result, any claims against the Company may result in liabilities the Company will not be able to afford, resulting in the failure of the Company’s business. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing the Company’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation of existing laws, could have a material adverse effect on the Company and cause increases in exploration expenses or capital expenditures or require abandonment or delays in development of new exploration properties.

Tailings

The water collection, treatment and disposal operations at the Marmato Project are subject to substantial regulation and involve significant environmental risks. The extraction process for gold and metals produces tailings. Tailings are the process waste generated once grinding and extraction of gold or other metals from the ore is completed in the milling process, which are stored in engineered facilities designed, constructed, operated and closed in conformance with local requirements and best practices.

Unanticipated failures or damage as well as changes to laws and regulations may occur that could cause injuries, production loss, environmental pollution, a loss event in excess of insurance coverage, reputational damage or other materially adverse effects on the Company’s operations and financial condition resulting in significant monetary losses, restrictions on operations and/or legal liability. In addition, expansion of the Marmato Project will require construction of a new tailings storage facility, the location of which may be a challenge for the Company due to the mountainous region of Marmato and the presence of inhabited adjacent communities.

A major spill, failure or overflow of the tailings facilities (including through matters beyond the Company’s control such as extreme weather, seismic event, or other incident) may cause damage to the environment and the surrounding communities. Poor design or poor maintenance of the tailings facilities or improper management of site water may contribute to facility failure or tailings release and could also result in damage or injury. Failure to comply with existing or new environmental, health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company’s business, results of operations or financial condition. The Company may also be held responsible for the costs of investigating and addressing contamination (including claims for natural resource damages) or for fines or penalties from governmental authorities relating to contamination issues at current or former sites, either owned directly or by third parties. The Company could also be held liable for claims relating to exposure to hazardous and toxic substances and major spills or failure of the tailing facilities, which could include a breach of a tailings facility. The costs associated with such responsibilities and liabilities may be significant, be higher than estimated and involve a lengthy clean-up. Moreover, in the event that the Company is deemed liable for any damage caused by a major spill, failure or overflow of the tailings facilities (including through matters beyond the Company’s control such as extreme weather, seismic event, or other incident), the Company’s losses or consequences of regulatory action might not be covered by insurance policies. Should the Company be unable to fully fund the cost of remedying such environmental concerns, the Company may be required to suspend operations temporarily or permanently. Such incidents could also have a negative impact on the reputation and image of the Company.

Corruption

The Company’s operations are governed by the laws of many jurisdictions, which generally prohibit bribery and other forms of corruption. The Company has policies in place to prevent any form of corruption or bribery, which includes enforcement of policies against giving or accepting money or gifts in certain circumstances. Despite the policies, it is possible that the Company, or some of its employees or contractors, could be charged with bribery or corruption as a result of the unauthorized actions of its employees or contractors. If the Company is found guilty of such a violation, which could include a failure to take effective steps to prevent or address corruption by its employees or contractors, the Company could be subject to onerous penalties and reputational damage. A mere investigation itself could lead to significant corporate disruption, high legal costs and forced settlements (such as the imposition of an internal monitor). In addition, bribery allegations or bribery or corruption convictions could impair the Company’s ability to work with governments or non-governmental organizations. Such convictions or allegations could result in the formal exclusion of the Company from a country or area, national or international lawsuits, government sanctions or fines, project suspension or delays, reduced market capitalization and increased investor concern.

In addition, the Canadian Extractive Sector Transparency Measures Act (“ESTMA”), which became effective June 1, 2015, requires public disclosure of payments to governments by mining and oil and gas companies engaged in the commercial development of oil, gas and minerals who are either publicly listed in Canada or with business or assets in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments, and including aboriginal groups. ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure improvement payments and any other prescribed payment over $100,000. Failure to report, false reporting or structuring payments to avoid reporting may result in fines of up to $250,000 (which may be concurrent). If the Company is subject to an enforcement action or in violation of ESTMA, this may result in significant penalties, fines and/or sanctions imposed on us resulting in a material adverse effect on our reputation.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors affecting capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Competition

The mining industry is intensely competitive in all of its phases, and the Company will compete with other exploration companies that may have greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other Persons to carry out its mineral exploration and development activities. Recent increases in base and precious metal prices have encouraged increases in mining exploration, development and construction activities, which have resulted in increased demand for, and cost of, exploration, development and construction services and equipment. Increased demand for services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increase potential scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, result in project delays or both.

Litigation Risk

All industries, including the mining industry, are subject to legal claims, with and without merit. Defence and settlement costs of legal claims can be substantial, whether they be governmental and regulatory investigations, civil claims, lawsuits or other proceedings, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from management time and effort, and the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company’s business, prospects, financial position, results of operations or the Company’s property development.

Key Personnel

Locating and developing mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration, development and production personnel involved. The success of the Company is largely dependent on the performance of its key personnel. The Company’s success is also largely dependent on its ability to hire and retain other highly qualified personnel. This is particularly true in highly technical businesses such as mineral exploration. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for this workforce is intense. As the Company’s business activity grows, the Company will require additional key executive, financial, operational, administrative and mining personnel. The Company will compete with numerous other companies for the recruitment and retention of qualified employees and contractors. These individuals are in high demand and the Company may not be able to attract the personnel it needs. Failure to retain key personnel or to attract and retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s business, its operating results as well as its overall financial condition.

Labour Relations

Many of the Company’s employees are unionized and their employment is governed by collective bargaining or similar arrangements, which are renewable periodically. The Company cannot predict at this time whether it will be able to reach new agreements with its unionized workforce without a work stoppage or other labour unrest when their current collective bargaining agreements expire, and any such new agreements may not be on terms favourable to the Company. Additional groups of non-union employees may seek union representation in the future.

Production at the Company’s mining operations is dependent upon the efforts of its employees and the Company’s operations would be adversely affected if it fails to maintain satisfactory labour relations. In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which the Company carries on business or under collective bargaining agreements. Changes in such legislation or in the relationship between the Company and the Company’s employees, or arising from negotiation of collective bargaining agreements, and any labour disputes or claims, may have a material adverse effect on the Company’s business, results of operations and financial condition.

Insurance and Uninsured Risk

The business of the Company is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, explosions, rock bursts, cave-ins, natural phenomena such as inclement weather conditions, floods and earthquakes, changes in the regulatory environment and political or social instability. Such occurrences or events could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to properties of the Company or others, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance for protection against certain risks in amounts it considers reasonable, such insurance may not cover all the potential risks associated with Company’s operations. The Company may also decide not to insure against certain risks because of high premiums or other reasons. Moreover, insurance against political risk and risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company periodically evaluates the cost and coverage of the insurance against certain risks to determine if it would be appropriate to obtain such insurance. Without such insurance, losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Climate Change

The Company recognizes that climate change is a global issue that has the potential to impact our operations, stakeholders and the communities in which we operate, which may result in physical risks and transition-related regulatory change risk. The continuing rise in global average temperatures has created varying changes to regional climates across the globe, resulting in risks to equipment and personnel. Governments at all levels are moving towards enacting legislation to address climate change by regulating carbon emissions and energy efficiency, among other things. Where legislation has already been enacted, regulations regarding emission levels and energy efficiency are becoming more stringent. The mining industry as a significant emitter of greenhouse gas emissions is particularly exposed to these regulations. Stakeholders may increase demands for emissions reductions and call upon us or mining companies in general to better manage their consumption of climate-relevant resources (hydrocarbons, water, etc.). Costs associated with meeting these requirements may be subject to some offset by increased energy efficiency and technological innovation; however, there is no assurance that compliance with such legislation and/or stakeholder demands will not have an adverse effect on the Company’s business, results of operations and financial condition.

With respect to transition-related regulatory changes, the effects may include the financial impact of carbon pricing regulations if and when the Company’s operating sites are affected by such regulations, managing fuel and electricity costs and incentives for adopting low-carbon technologies, insurance premiums associated with weather events and emissions intensities, access to capital for advancing and funding low carbon mining operations and projects, accessing sustainability-linked capital and managing regulatory compliance and corporate reputation related to evolving governmental and societal expectations. Such effects may have an adverse effect on the Company’s business, results of operations and financial condition.

Market Perception / Limited Market for Securities

Market perception of junior exploration and extraction companies may change, potentially affecting the value of investors’ holdings and the ability of the Company to raise capital.

Environmental, Sustainability and Governance Practices and Performance

There is increased scrutiny from stakeholders related to our ESG practices, performance and disclosures, including prioritization of sustainable and responsible production practices, decarbonization and reduction of our carbon footprint, tailings stewardship and social license to operate among others in the jurisdictions where we operate. It is possible that our stakeholders might not be satisfied with our ESG practices, performance and/or disclosures, or the speed of their adoption, implementation and measurable success. If we do not meet our evolving stakeholders’ expectations, our reputation, our access to and cost of capital, and our stock price could be negatively impacted.

In addition, our customers and end users may require that we implement certain additional ESG procedures or standards before they will start or continue to do business with us, which could lead to preferential buying based on our ESG practices compared to our competitors’ ESG practices.

Investor advocacy groups, certain institutional investors, investment funds, creditors and other influential investors are increasingly focused on our ESG practices and in recent years have placed increasing importance on the implications of their investments. Organizations that provide information to investors on ESG performance and related matters have developed quantitative and qualitative data collection processes and ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ratings or assessment of our ESG practices may lead to negative investor sentiment toward us, which could have a negative impact on our stock price and our access to and cost of capital. Additionally, if we do not adapt to or comply with investor or stakeholder expectations and standards, which are evolving, or if we are perceived to have not responded appropriately, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and our business, financial condition, and/or stock price could be materially and adversely affected.

The failure to conduct operations in accordance Company standards can result in harm to employees, community members or trespassers, increase community tensions, reputational harm to us or result in criminal and/or civil liability and/or financial damages or penalties.

Fluctuations in Foreign Currency Exchange Rates

The Company reports its financial results and maintains its accounts in U.S. dollars and the markets for gold and silver are principally denominated in U.S. dollars. The Company’s operations in Colombia make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. Colombia has a free and unrestricted supply and demand currency market. The Company is exposed to foreign exchange risk from the exchange rate of COP relative to the Canadian and U.S. dollars. Should the rates change dramatically, it could have a significant effect on the Company. Foreign exchange risk is mainly derived from assets and liabilities stated in COP. The Company limits its foreign exchange risk by the acquisition of short-term financial instruments and, when possible, minimizes its COP monetary asset positions.

Interests of the Controlling Shareholder

As of the date hereof, GCM Mining beneficially owns approximately 44.3% of the issued and outstanding Common Shares (on a non-diluted basis). GCM Mining’s ability to elect directors of the Company and otherwise exercise its rights as a Shareholder of the Company are governed by the Investor Agreement. For as long as GCM Mining maintains a significant interest in the Company, it may be in a position to affect the Company’s governance and operations. In addition, GCM Mining may have significant influence over the passage of any resolution of the Company’s shareholders (such as would be required to amend the Company’s constating documents or take certain other corporate actions) and may, for all practical purposes, be able to ensure the passage of any such resolution by voting for it or, in the case of certain enumerated matters in the Investor Agreement for which GCM Mining is not required to vote in line with management, prevent the passage of any such resolution by voting against it. As a result of GCM Mining’s shareholdings of the Company, third parties could be discouraged from making an offer or take-over bid to acquire the Company at a price per share that is above the then-current market price. See “Promoters”.

Conflicts of Interest

Certain of the directors and officers of the Company are engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies (including GCM Mining and other mineral resource companies) and, as a result of these and other activities, such directors and officers of the Company may become subject to conflicts of interest. In accordance with the BCBCA, directors who have a material interest in any Person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors and the officers are required to act honestly and in good faith with a view to the best interests of the Company. However, in conflict of interest situations, the Company’s directors and officers may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions. Circumstances (including with respect to future corporate opportunities) may arise that are resolved in a manner that is unfavourable to the Company.

No Dividends

The Company does not currently have a dividend or distribution policy in place and does not expect to pay dividends in the foreseeable future. If the Company generates any future earnings, such cash resources will be retained to finance further growth and current operations. The Board will determine if and when dividends should be declared and paid in the future based on the financial position of the Company and other factors relevant at that time. Until the Company pays dividends, which it may never do, a Shareholder will not be able to receive a return on their investment in the Company’s Common Shares unless such shares are sold. In such event, a Shareholder may only be able to sell their Common Shares at a price less than the price such Shareholder originally paid for them, which could result in a loss of such Shareholder’s investment.

Information and Cyber Security

The secure processing, maintenance and transmission of information and data is critical to the Company’s business. Furthermore, the Company and its third-party service providers collect and store sensitive data in the ordinary course of the Company’s business, including personal information of the Company’s employees, as well as proprietary and confidential business information relating to the Company and in some cases, the Company’s, suppliers, investors and other stakeholders. This may also include confidential information of prospective merger and acquisition targets or candidates with which the Company may have entered into confidentiality agreements. With the increasing dependence and interdependence on electronic data communication and storage, including the use of cloud-based services and personal devices, the Company is exposed to evolving technological risks relating to this information and data. These risks include targeted attacks on the Company’s systems or on systems of third parties that the Company relies on, failure or non-availability of key information technology systems, or a breach of security measures designed to protect the Company’s systems. While the Company employs security measures in respect of its information and data, including implementing systems to monitor and detect potential threats, the performance of periodic audits, and penetration testing, the Company cannot be certain that it will be successful in securing this information and data and there may be instances where the Company is exposed to malware, cyber-attacks or other unauthorized access or use of the Company’s information and data. Any data breach or other improper or unauthorized access or use of the Company’s information could have a material adverse effect on the Company’s business and could severely damage the Company’s reputation, compromise the Company’s network or systems and result in a loss or escape of sensitive information, a misappropriation of assets or incidents of fraud, disrupt the Company’s normal operations, and cause the Company to incur additional time and expense to remediate and improve the Company’s information systems. In addition, the Company could also be subject to legal and regulatory liability in connection with any such cyber-attack or breach, including potential breaches of laws relating to the protection of personal information.

Decommissioning and Reclamation Costs

The costs of performing the decommissioning and reclamation of properties, as and when required, must be funded by the Company’s operations. These costs can be significant and are subject to change, including in respect of the physical risks posed to our operations by climate change. The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company’s future cash flow, earnings, results of operations and financial condition.

Joint Ventures

Any failure of a joint venture partner to meet its obligations to the Company or third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on such joint ventures whether related to the Knight JV or other joint ventures the Company may enter into in the future. In addition, the Company may be unable to exert influence over strategic decisions made in respect of properties of such joint ventures.

Forward-Looking Information May Prove Inaccurate

Investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. For more information on such risks, assumptions and uncertainties, see “Forward-Looking Information”.

5.2	Risks Related to the Notes

Note Indenture Restrictive Covenants

The Note Indenture contains various covenants that restrict the Company’s ability to engage in certain transactions and may impair its ability to respond to changing business and economic conditions. These covenants include limitations on, among other things, the Company’s ability to:

•	incur additional indebtedness or issue disqualified stock;
•	pay dividends or make payments on subordinated indebtedness;
•	make certain investments and acquisitions;
•	create liens on its assets securing indebtedness;
•	engage in transactions with affiliates;
•	merge, amalgamate, consolidate or engage in other fundamental transactions;
•	sell or dispose of certain assets; and
•	engage in certain types of businesses.

In addition, the Company is not permitted to optionally redeem the Notes prior to maturity. As a result, the restrictive covenants in the Note Indenture may prevent the Company from pursuing strategic transactions and growth initiatives, and the Company will have no ability to redeem the Notes and satisfy the Note Indenture (except pursuant to private purchases of Notes or a tender offer for Notes, and there can be no assurance that private purchases or a tender offer will be available on reasonable terms).

Future indebtedness or other financing arrangements (including the Precious Metals Stream) may also contain financial or other covenants more restrictive than those contained in the Note Indenture. The

Company’s ability to comply with these provisions may be affected by general economic conditions, political decisions, regulations, industry conditions and other events beyond the Company’s control. As a result, the Company cannot assure investors that it will be able to comply with the covenants described above. The Company’s failure to comply with the covenants contained in the Note Indenture, including a failure resulting from events beyond its control, could result in an event of default, which could materially and adversely affect the Company.

If there were an event of default under the Note Indenture or another financing arrangement, the holders of the defaulted instrument may be permitted to cause all amounts outstanding with respect to that debt or other financing to be due and payable immediately, which may cause cross-defaults under other financing arrangements. The Company cannot assure investors that its assets or cash flow would be sufficient to fully repay amounts outstanding under such instruments if accelerated upon an event of default, or that it would be able to repay, refinance or restructure the payments thereunder.

The Collateral Securing the Notes Also Secures the Obligations of the Company to WPMl

The collateral securing the Notes also secures the obligations of the Company to WPMI under the Precious Metals Stream on a pari passu basis. In the event of an enforcement action or insolvency proceeding in relation to the Company, an amount equal to 15% of the collateral proceeds from such action or proceeding are required by the terms of the Intercreditor Agreement to be applied towards the obligations of the Company to WPMI under the Precious Metals Stream, with the remaining proceeds being available for distribution to holders of Notes to satisfy the obligations of the Company under the Note Indenture. There can be no guarantee that the portion of such proceeds available for distribution to holders of Notes will be sufficient to satisfy all obligations of the Company under the Note Indenture.

The Value of the Security Interest in the Collateral may be Insufficient

The fair market value of the collateral securing the Notes is subject to fluctuations based on factors that include, among others, general market and economic conditions, the condition of the property and assets of the Company, alternative uses of such property and assets and other factors. The amount to be received upon a sale of the collateral would also be dependent on numerous factors, including, but not limited to, the actual fair market value of the collateral at such time and the timing and the manner of the sale. By its nature, portions of the collateral may be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the collateral can be sold in a short period of time (or at all) or in an orderly manner or that the proceeds from any such sale would be sufficient to satisfy the Company’s obligations secured thereby, including its obligations under the Notes and the Precious Metals Stream.

Ranking of Liens and Senior Rights

Under certain circumstances, the Company is permitted to incur indebtedness secured by liens that will rank senior in priority to the liens securing the Notes, including in relation to the Juby Project. Any rights to payment and claims by the holders of the Notes will be subject to the rights to payment or claims by the Company’s lenders or other creditors in relation to such indebtedness with respect to distributions of such collateral.

In addition, the collateral is subject to certain additional permitted liens under the terms of the Note Indenture. The existence of any permitted liens could materially adversely affect the value of the collateral that could be realized by the holders of the Notes as well as the ability of the Collateral Agent to realize or foreclose on such collateral.

The Security Interests in Certain Collateral May Not Be Perfected

The security interest in the collateral may not be perfected with respect to the claims of the Notes if the Company is not able to or does not take the actions necessary to perfect any such security interests. For example, the collateral may not be fully perfected at all possible registries. The Trustee and the Collateral

Agent will not monitor, and there can be no assurance that the Company will inform the Trustee or the Collateral Agent of, the future acquisition of property and rights that constitute collateral, or that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. Neither the Trustee nor the Collateral Agent will have an obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest in such collateral. Such failure to perfect the security interests in the collateral may result in the loss of the security interest in the collateral or the priority of the security interest in favour of the Notes against third parties.

Claims of Creditors of Any Future Subsidiaries Who Are Not Guarantors Will Be Structurally Senior to the Notes

All liabilities of any of the Company’s future subsidiaries who are not guarantors of the Notes will be effectively senior to the Notes to the extent of the value of such subsidiaries. Accordingly, claims of holders of the Notes will be structurally subordinated to the claims of creditors of such subsidiaries, including trade creditors. All obligations of the Company’s subsidiaries who are not guarantors will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to the Company or a guarantor.

The Collateral is Subject to Casualty Risks

The Company intends to maintain insurance or otherwise insure against hazards in a manner appropriate and customary for its business. There are, however, certain losses that may be either uninsurable or not economically insurable, in whole or in part. Insurance proceeds may not compensate the Company fully for its losses. If there is a complete or partial loss of any of the collateral, the insurance proceeds may not be sufficient to satisfy all of the secured obligations, including the Notes. In the event of a total or partial loss to any of the mortgaged facilities, certain items of equipment may not be easily replaced.

Financing the Change of Control Provision

The Company may not have the ability to finance the change of control repurchase offer required by the Note Indenture. Upon certain Change of Control events, the Company is required to make an offer to each holder of Notes, within 30 days following any Change of Control, to purchase and repay all of outstanding Notes at a purchase price in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased to but excluding the date of purchase. However, a Change of Control shall be deemed not to have occurred where a party involved with such Change of Control agrees to guarantee the obligations of the Company and meets such other requirements as set out in the Notes Indenture.

The source of funds for any such repurchase would be the Company’s available cash or cash generated from operations or other sources, including borrowings, sales of equity or funds provided by a new controlling Person. The Company cannot assure that sufficient funds will be available at the time of any Change of Control event to repurchase all tendered Notes pursuant to this requirement. The Company’s failure to offer to repurchase Notes, or to repurchase Notes tendered, following a Change of Control will result in a default under the Note Indenture.

Market Value of the Notes Will Fluctuate as Prevailing Interest Rates Change

Prevailing interest rates will affect the market value of the Notes, as they carry a fixed interest rate. Assuming all other factors remain unchanged, the market value of the Notes will decline as prevailing interest rates for comparable debt instruments rise and increase as prevailing interest rates for comparable debt instruments decline.

Bankruptcy and Insolvency Laws May Impair the Enforcement of Remedies Under the Notes

In addition to the limitations described elsewhere herein, in the event the Company becomes subject to bankruptcy, insolvency, receivership, liquidation, winding up, reorganization or similar proceedings (“Insolvency Proceedings”) in Canada or in any other relevant jurisdiction, the rights of the Trustee, the Collateral Agent or holders of Notes to enforce remedies under the Notes could be significantly delayed or impaired by the restructuring provisions of applicable bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought by the Company or others with respect to it. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling an “insolvent person” to obtain a stay of proceedings against its creditors and others and to prepare and file a restructuring proposal or plan of compromise or arrangement to be voted on by one or more classes of its affected creditors. A restructuring proposal, compromise, or arrangement, if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class, including those that did not vote to accept the proposal, compromise, or arrangement. Furthermore, this legislation permits the insolvent person to retain possession and control of its property during its restructuring process, subject to court oversight, even though it may be and remain in default under its financing arrangements and other agreements during that process.

The powers of the court under the Bankruptcy and Insolvency Act (Canada) and particularly under the Companies’ Creditors Arrangement Act (Canada) have been exercised broadly to protect an entity attempting to restructure its affairs from actions that might otherwise be taken by creditors and other parties. Accordingly, the Company cannot predict whether payments under the Notes would be made during any Insolvency Proceedings, whether or when the Trustee or the Collateral Agent could exercise their rights under the Note Indenture and the applicable security documents, whether and to what extent holders of the Notes would be compensated for any delays in payment, if any, of principal, interest, gold premiums and costs, or whether and to what extent claims under the Notes could be compromised.

Colombian Law Considerations

The ability to enforce rights under the Notes may be limited if the Company or any of the guarantors become subject to the Insolvency Proceedings under applicable Colombian law, which establishes the events under which a Colombian company, its creditors or the authorities may request admission of the Colombian company to Insolvency Proceedings in order to reach an agreement with its creditors as to the terms of its debt structure. The insolvency laws of Colombia, particularly with regards to the priority of creditors (secured or unsecured), the ability to obtain post-petition interest and the duration of Insolvency Proceedings, may be less favorable to the holders of Notes than the bankruptcy laws of other jurisdictions.

Pursuant to Colombian insolvency law, if the Colombian guarantor files for bankruptcy proceedings, the creditors will be stayed from enforcing their security interests and from collecting any obligation accrued before the filing of the insolvency petition. Also, the Colombian guarantor will not be allowed to pay any obligation accrued before the filing of the insolvency petition, unless the Colombian insolvency court authorizes otherwise. If the Colombian guarantor or its creditors breach such obligations, the Colombian insolvency court has ample powers and authority to direct compliance with the process. The Colombian insolvency court may take all measures necessary to protect, guard and recover the assets of the debtor, including the revocation of the acts and contracts executed in prejudice of creditors, the imposition of sanctions and fines for failing to comply with the Colombian insolvency court orders and even to postpone the claims or cancel the guaranties of the creditors who attempt to get paid outside of the reorganization proceeding. Furthermore, Colombian insolvency regulations provide those contractual provisions that directly or indirectly prevent or create obstacles to the commencement and execution of reorganization proceedings in Colombia, including early termination of agreements or acceleration of contractual obligations upon the initiation of a reorganization proceeding, are unenforceable in Colombia. Any attempt by creditors to enforce such provisions may result in the rights of such creditors being subordinated to the payment of all external liabilities of the debtor.

Enforceability of Note Guarantees

Creditors of one or more guarantors of the Notes could challenge the guarantees provided in respect of the Notes as fraudulent transfers, conveyances or preferences or on other grounds under applicable Canadian law or the laws of other relevant jurisdictions where the guarantors were formed. While the relevant laws vary from one jurisdiction to another, the entering into of the guarantees by certain subsidiaries could be found to be a fraudulent transfer, conveyance or preference or otherwise void if a court was to determine that the guarantor did not receive fair consideration for the delivery of the guarantee, the guarantor was insolvent at the time it delivered its guarantee, or the grant of the guarantee was not commercially reasonable and in good faith.

To the extent a court voids the guarantees as fraudulent transfers, preferences or conveyances, or holds them unenforceable for any other reason, holders of Notes could cease to have any direct claim against such guarantors.

Colombian Law Considerations

Colombian insolvency law provides that during an Insolvency Proceeding and within six months following the date on which the rating and graduation of credits and voting rights are final, any of the creditors, the promoter, the liquidator or the insolvency judge may initiate a revocation action (acción revocatoria or acción de simulación) before the insolvency judge, against certain acts or transactions of the debtor (including the enforcement of a guarantee and security interests) where the debtor’s assets are insufficient to cover the debt obligations recognized in the Insolvency Proceeding, if such acts or transactions have negatively affected any of the creditors or affected the priority of claims established by the law.

Some of the debtor’s acts that may be revoked include: (i) the termination of obligations, any payment in kind and, in general, any act that implies transfer, disposition, creation or cancellation of liens, limitation or division of the ownership of assets of the debtor, carried out in detriment of its net worth, or any lease that hinders the purpose of the process, during the 18 months prior to the initiation of the reorganization process, or the judicial liquidation process, when it does not appear that the purchaser, lessee or borrower acted in good faith; and (ii) any act without consideration (such as donations) entered into within 24 months prior to the initiation of the reorganization process or the judicial liquidation process.

Consequently, an insolvency court in Colombia may decide to clawback or invalidate the enforcement of guarantees or security interests in the collateral by the Colombian guarantors if it finds that such enforcement of guarantees and/or security interests was made within the 18-month “suspect period” prior to the initiation of reorganization or liquidation proceedings and such guarantee or security interest constitutes a fraudulent conveyance, in the terms of Article 74 of Law 1116 of 2006. While the holders of Notes might claim that the grant of guarantees and security interests in the collateral was made in good faith, for reasonable consideration and not in detriment to other creditors, there can be no assurance that a Colombian insolvency court would not invalidate the grant of guarantees or security interests in the collateral. One of the factors a Colombian court may consider is whether the secured party knew that the security granting debtor was insolvent, or on the brink of insolvency, when the security and guarantee was granted.

5.3	Economic and Political Risk Factors

Emerging Market Country

There are certain economic risks that are inherent in any investment in an emerging market country such as Colombia. Economic instability in Colombia and in other Latin American and emerging market countries has been caused by many different factors, including the following:

•	high interest rates;
•	changes in currency values;
•	high levels of inflation;
•	labour unrest;
•	exchange controls;
•	wage and price controls;
•	changes in economic or tax policies;
•	the imposition of trade barriers; and
•	internal security issues.

Any of these factors could have an adverse impact on the Company’s financial condition and results of operations.

Economic and Political Developments

The Marmato Project is to a certain extent dependent upon the performance of the Colombian economy. As a result, the Company’s business, financial position and results of operations may be affected by the general conditions of the Colombian economy, price instabilities, currency fluctuations, inflation, interest rates, regulation, taxation, social instabilities, political unrest and other developments in or affecting Colombia over which the Company has no control. In addition, the Company’s exploration and production activities may be affected in varying degrees by political stability and government regulations relating to the mining industry.

In the past, Colombia has experienced periods of weak economic activity and deterioration in economic conditions. The Company cannot assure that such conditions will not return or that such conditions will not have a material adverse effect on the Company’s business, financial condition or results of operations. The Company’s financial condition and results of operations may also be affected by changes in the political climate in Colombia to the extent that such changes affect the nation’s economic policies, growth, stability or regulatory environment. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, wealth taxes, expropriation of property, environmental legislation and site safety. There can be no assurance that the Colombian government will continue to pursue business- friendly and open-market economic policies or policies that stimulate economic growth and social stability. Any changes in the Colombian economy or the Colombian government’s economic policies, in particular as they relate to the mining industry, may have a negative impact on the Company’s business, financial condition and results of operations.

Although Colombia has a long-standing tradition respecting the rule of law, which has been bolstered in recent years by the present and former governments’ policies and programs, no assurances can be given that the Company’s plans and operations will not be adversely affected by future developments in Colombia. The Company’s property interests and exploration activities in Colombia are subject to political, economic and other uncertainties, including the risk of expropriation, nationalization, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, changing political conditions, and international monetary fluctuations. Future government actions concerning the economy, taxation, or the operation and regulation of nationally important facilities such as mines, could have a significant effect on the Company.

Any changes in regulations or shifts in political attitudes are beyond the Company’s control and may adversely affect the Company’s business. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income or mining taxes, expropriation of property, environmental legislation and permitting and mine or site safety.

Exchange Controls

Foreign operations may require funding if their cash requirements exceed operating cash flow. To the extent that funding is required, there may be exchange controls limiting such funding or adverse tax consequences associated with such funding. Colombia does not currently have any exchange controls and none are anticipated, but this could be subject to change without notice. In addition, taxes and exchange controls may affect the dividends that the Company receives from its foreign subsidiaries or branch offices of foreign subsidiaries. Exchange controls may prevent the Company from transferring funds abroad.

There can be no assurance that the Colombian governmental authorities will not require prior authorization or will grant such authorization for the Company’s foreign subsidiaries or branch offices of foreign subsidiaries. The implementation of a restrictive exchange control policy, including the imposition of additional taxes or restrictions on the repatriation of earnings to foreign entities, could affect the Company’s ability to engage in foreign exchange activities, and could also have a material adverse effect on the Company’s business, financial condition and results of operations.

Decline in Economic Growth

Colombia experienced a slowdown in its economic growth in 2009 and 2015 and other adverse economic and financial effects as a result of the global economic crisis and is experiencing another slowdown as a result of the COVID-19 pandemic. Emerging-market investment generally poses a greater degree of risk than investment in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments.

A significant decline in the economic growth of any of Colombia’s major trading partners, such as the United States, could have a material adverse effect on Colombia’s balance of trade and adversely affect Colombia’s economic growth. The United States is Colombia’s largest export market. A decline in United States demand for imports could have a material adverse effect on Colombian exports and Colombia’s economic growth. In addition, because international investors’ reactions to the events occurring in one emerging market country sometimes appear to demonstrate a “contagion” effect, in which an entire region or class of investment loses favour with international investors, Colombia could be adversely affected by negative economic or financial developments in other emerging market countries.

There can be no assurance that any crises such as those described above or similar events will not negatively affect investor confidence in emerging markets or the economies of the principal countries in Latin America, including Colombia. In addition, there can be no assurance that these events will not adversely affect Colombia’s economy and its industries.

Seizure or Expropriation of Assets

Pursuant to Article 58 of the Colombian constitution, the Colombian government can exercise its eminent domain powers in respect of the Company’s assets in the event such action is required in order to protect public interests. According to Law 388 of 1997, eminent domain powers may be exercised through: (i) an ordinary expropriation proceeding (expropiacion ordinaria), (ii) an administrative expropriation (expropriacion administrativa) or (iii) an expropriation for war reasons (expropiacion en caso de guerra). In all cases, the Company would be entitled to a fair indemnification for the expropriated assets. However, indemnification may be paid in some cases years after the asset is effectively expropriated. Furthermore, the indemnification may be lower than the price for which the expropriated asset could be sold in a free market sale or the value of the asset as part of an ongoing business.

Local Legal and Regulatory Systems

The jurisdictions in which the Company operates its exploration, development and production activities may have different or less developed legal systems than Canada or the United States, which may result in risks such as:

•	effective legal redress in the courts of such jurisdictions, whether in respect of a breach of law or regulation;
•	it being more difficult to obtain or retain title in an ownership dispute;
•	a higher degree of discretion on the part of governmental authorities;
•	the lack of judicial or administrative guidance on interpreting applicable rules and regulations;
•	inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; and
•	relative inexperience of the judiciary and courts in such matters.

In certain jurisdictions the commitment of local businesspeople, government officials and agencies and the judicial systems to abide by legal requirements and negotiated agreements may be more uncertain, creating particular concerns with respect to licenses and agreements for the Company’s business. These licenses and agreements may be susceptible to revision or cancellation and legal redress may be uncertain or delayed.

Colombia is a Less Developed Country

The Company’s foreign operations involve substantial costs and are subject to certain risks because the mining industry in Colombia is relatively less developed and efficient than in other jurisdictions, including Canada. As a result, the Company’s exploration and operating activities may take longer to complete and may be more expensive than similar operations in Canada. The availability of technical expertise, specific equipment and supplies may also be more limited than in Canada.

The Company expects that such factors will subject the Company’s operations in Colombia to economic and operating risks that may not be experienced in Canada.

Guerilla and other Criminal Activity

Colombia has experienced, and continues to experience, internal security issues, primarily due to the activities of guerrilla groups such as non-demobilized groups within the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia), or “FARC,” the National Liberation Army (Ejército de Liberación Nacional), or “ELN,” paramilitary groups, drug cartels and criminal gangs (Bacrim). In remote regions of the country with minimal governmental presence, these groups have exerted influence over the local population and funded their activities by protecting and rendering services to drug traffickers and participating in drug trafficking activities. Certain areas in which the Company operates have been historically impacted by the activities of these groups.

In November 2012, the Colombian Government and FARC, the largest guerrilla group in Colombia, initiated peace talks in an attempt to end their armed conflict. In August 2016, the Colombian Government and FARC reached a final agreement, which was executed in September 2016. However, the peace agreement was rejected by a plebiscite that took place in October 2016, and then President Juan Manuel Santos reopened negotiations with FARC and the plebiscite opposition in order to revise the peace agreement. On November 24, 2016, President Santos and the leader of FARC, Rodrigo Londoño Echeverri, signed a revised peace agreement, which was subsequently approved by Colombia’s Congress on November 30, 2016. In December 2016, Colombia’s constitutional court validated an abbreviated legislative process to implement legislation related to the peace agreement. During December 2016 and early 2017, relevant steps were taken toward the implementation of the peace agreement, including FARC disarmament and the approval of FARC amnesty law, among others. In June 2017, FARC formally completed its disarmament process under United Nations oversight. During negotiations and after completion of the peace agreement with FARC, several factions of said guerrilla group have abandoned the peace process, have refused to de-mobilize or have re-taken arms against the Government. Such dissident groups continue to be a threat to security, especially in certain areas of the country.

The implementation of the peace agreement with the FARC will continue to require the enactment of new laws and regulations, which may impact the Company´s activities in ways we cannot anticipate. The impact of new legislation is still unknown, and further regulations may be required for legislation to be implemented. New laws or regulations enacted in connection with the implementation of the peace agreement may impact our activity and may have a negative effect on our financial condition and results of operations.

On March 31, 2016, the second largest guerrilla group in Colombia, the ELN, together with the Colombian Government of then President Juan Manuel Santos, made official the commencement of a public phase of dialogue and negotiation between such parties and, since January 14, 2017, the delegations of the Colombian Government and ELN convened in Ecuador to discuss the sequence of events for peace negotiations and the Colombian Government and ELN agreed to a temporary suspension of armed hostilities from October 1, 2017 up to January 12, 2018. In February 2018, ELN resumed armed hostilities and, consequently, the Colombian Government suspended the peace negotiations. During 2019, ELN perpetrated different terrorist attacks in Colombia, including a car bomb in a police academy in Bogota, which resulted in 21 people dead and many others injured. Any possible escalation in the violence associated with the terrorist attacks and/or these activities may have a negative impact on the Colombian economy and/or our financial condition and results of operation.

Even though the Colombian Government recently reached a peace agreement with FARC, and even though the Colombian Government’s programs and policies have reduced guerrilla and criminal activity, particularly in the form of terrorist attacks, homicides, kidnappings and extortion, such criminal activity persists in Colombia. Possible escalation of such activity and the effects associated with it may have a negative effect on the Colombian economy and on the Company, its employees, financial condition, size of dissident groups, and results of operations.

In addition, the peace agreement reached with FARC may be modified by future governments, including the current president. If there are deviations from the peace agreement, there can be no assurance that criminal actions will not escalate in Colombia. Although the Colombian Congress has approved certain regulations to implement to the final peace agreement such as, the law governing the Special Peace Justice System (Jurisdicción Especial para la Paz), laws enacted by Congress in this regard may differ from the provisions of the peace agreement. New laws or regulations enacted in connection with the implementation of the peace agreement may have an adverse effect on the Company’s financial condition and results of operations.

During 2020, the ELN and the dissidence of FARC, together with other splinter criminal groups, have continued to operate in Colombia and, while the security situation has improved dramatically in recent years, there can be no guarantee that the situation will not again deteriorate. Any increase in kidnapping or terrorist activity in Colombia or in the areas in which the Company operates may disrupt supply chains and discourage qualified individuals from being involved with the Company’s operations.

Additionally, the perception that matters have not improved in Colombia may hinder the Company’s ability to access capital in a timely or cost-effective manner. There can be no assurance that continuing attempts to reduce or prevent guerilla, drug trafficking or criminal activity will be successful or that guerilla, drug trafficking and/or criminal activity will not disrupt the Company’s operations in the future.

2022 Colombian Election

On March 13th, 2022 legislative elections will take place in Colombia, by which 108 Senators and 188 Parliamentarians will be elected. In this election cycle, the Constitutional Court rules that out of the 188 Parliamentarians, 16 representatives must come the armed conflict victims. Furthermore, on May 29th, 2022, the Presidential elections first turn will take place. If no candidate achieves an absolute majority of the votes, a runoff will take place between the top two candidates three weeks later.

Any changes to the composition of Congress or the results of Presidential Elections and in particular any shift in political attitudes are beyond the Company’s control and may adversely affect the Company’s business. The Company’s mining and development activities may be affected in varying degrees by new government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income or mining taxes, expropriation of property, environmental legislation and permitting and mine or site safety, among others

Use of and Reliance on Experts Outside Canada

The Company may use and rely upon a number of legal, financial and industry experts outside of Canada. Some of these industry professionals may not be subject to equivalent educational requirements, regulations and rules of professional conduct or standards of care as they would be in Canada. The Company intends to manage this risk through the use of reputable experts and review of past performance. In addition, the Company intends to use, where possible, experts and local advisers linked with firms also operating in Canada to provide any required support.

Repatriation of Earnings

There are currently no restrictions (except for certain withholding tax) on the repatriation from Colombia of earnings to foreign entities. However, there can be no assurance that restrictions on repatriations of earnings from Colombia will not be imposed in the future.

Service of Process and Enforcement of Judgments Outside Canada

Aris Gold Panama and Caldas Gold Marmato are incorporated or otherwise organized under the laws of foreign jurisdictions and certain of the directors and officers of the Company and certain of the experts retained by the Company reside outside of Canada. In addition, some or all of the assets of such Persons are located outside of Canada. It may not be possible for investors to collect from the Company’s subsidiaries or to enforce judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation against the Company’s subsidiaries, its foreign directors and officers and certain of the experts retained by the Company. Moreover, it may not be possible for investors to effect service of process within Canada upon the aforementioned foreign directors and officers of the Company.

Blockades and Operational Stoppages

The Company may be subject to blockades and operational stoppages related to social uprising against any stakeholder, including local, regional, and national Governments, as well as adverse stakeholders that do not want to engage on conciliatory terms with the Company. Although the Company has implemented a robust stakeholder engagement process to mitigate and address grievances in a prompt and adequate manner, there cannot be assurance that the Company will not be affected by any future blockade or operational stoppage.

Other Risks

Foreign investments involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries. The Company may be unable to address these risks successfully, or at all, without incurring significant costs, delay or other operating problems. The Company’s inability to resolve any of such risks could have a material adverse effect on its business, consolidated financial condition and consolidated results of operations.

ITEM 6.	MATERIAL MINERAL PROPERTIES

6.1	Marmato Project Summary

Unless otherwise stated, the information, tables and figures that follow relating to the Marmato Project are derived from, and in many instances are, direct extracts from the 2020 Marmato Technical Report, which is incorporated by reference into this Annual Information Form. The 2020 Marmato Technical Report summary reproduced below is based on assumptions, qualifications and procedures which are not fully described herein. Further, the summary below includes defined terms and timelines that are different from or may conflict with those used in the rest of this Annual Information Form, or that are not contained in this Annual Information Form, for example, the Marmato Deep Zone (MDZ) is now referred to as the Lower Mine, the Transition Zone is now included in the Upper Mine mineral resources and reserves, and the mining title at Marmato mine has been renewed for a 30 year extension to October 2051. Reference should be made to the full text of the 2020 Marmato Technical Report, which may be accessed through the Company’s website at www.arisgold.com or through its profile on SEDAR at www.sedar.com.

The 2020 Marmato Technical Report was prepared as a Pre-Feasibility Study (PFS) level Canadian NI 43-101 Technical Report for the Company in respect of the Marmato Project owned by Caldas Gold Marmato S.A.S. (CGM, an indirect, wholly-owned subsidiary of the Company), by SRK Consulting (U.S.), Inc. (SRK).

6.1.1	Property Description and Ownership

The Marmato Project is located between latitudes and longitudes 5°28’24”N and 5°28’55”N, and 75°34’46”W and 75°37’80”W, respectively; with altitudes ranging from approximately 200 to 1,705 meters (m). What has been traditionally termed the Marmato Project was made up of three separate areas within the historic Marmato mining district named Zona Alta (License #CHG_081), Zona Baja (License #014-89m) and Echandia (License #RPP_357), of which Zona Baja is 100% owned by CGM and Zona Alta and Echandia are owned indirectly, through other subsidiaries, by Gran Colombia Gold Corp. (Gran Colombia). CGM is currently in the process of extending the duration of the Zona Baja mining contract for which the current 30-year term expires in October 2021.

Notwithstanding the historical designation of the Marmato Project described above, in this report the “Marmato Project” or “Project” refers to the mining assets (CGM Mining Assets) principally comprising the existing producing underground gold mine (#014-89m), the existing 1,200 tonnes per day (t/d) processing plant defined in this report as the Upper Zone, and the area encompassing the Marmato Deep Zone (MDZ) mineralization, all located within the mining license area referred to as Zona Baja. The CGM Mining Assets also include two contractual rights:

•	One, granted by Minera Croesus, S.A.S. (Croesus), an indirect, wholly owned subsidiary of Gran Colombia, to mine in the lower portion of the Echandia license (#RPP_357) area
•

A second license in the process of being completed, to be granted by Minerales Andinos de Occidente S.A.S. (MAO), an indirect, wholly owned subsidiary of Gran Colombia, to mine portions of levels 16 and 17 of Zona Alta (License #CHG_081); this license represents a small potential upside to add additional material via access from the current mine. This material is currently excluded from the Mineral Resource Statement and mine plan.

SRK noted within the transfer of licenses from the previous owner, a gap between the existing licenses for Zona Baja (#014-89m) and Echandia (#RPP_357), and CGM applied to the Colombian government for formal approval to continue mining in the identified gap. SRK has reviewed the application within the government website and noted that the status is defined as “in progress”, which has been the reported status since September 30, 2009. SRK understands that at the end of the pre-feasibility study process (May 2020) the issue was resolved with the government determining that there is no gap and that the area falls within the license for Zona Baja (#014-89m). As the license gap is no longer an issue, there may be additional optimization opportunities for the Marmato Project that should be explored during the next phase of work.

6.1.2	Geology and Mineralization

The local geology is dominated by porphyritic dacitic and andesitic intrusions, which host the mineralization at Marmato. The intrusions are characterized by quartz, hornblende, biotite and zoned plagioclase phenocrysts in a finely crystalline quartz-plagioclase groundmass, with variations in phenocryst proportion and sizes between intrusions. A total of five different porphyry units have been identified.

The Marmato gold deposit consists of a structurally controlled epithermal vein system with a mineral assemblage dominated by pyrite, arsenopyrite, black iron (Fe) rich sphalerite, pyrrhotite, chalcopyrite and electrum in the Upper Zone (UZ), and a mesothermal veinlet system with a mineral assemblage dominated by pyrrhotite, chalcopyrite, bismuth minerals and visible gold in the MDZ.

The mineralization in the current mine consists of three distinct phases, a first phase characterized by the mesothermal vein/veinlet mineralization, which defines the MDZ, followed by an epithermal low sulfidation style, superimposed by an epithermal intermediate sulfidation phase. Gold-silver mineralization is mainly hosted by a pyrite+sphalerite vein to veinlet system fitting in a sinistral transpressional shearing system, associated with intermediate argillic alteration within the host porphyryitic rocks. Approximately 92% of the gold/silver-bearing particles are intergrown with sulfides or occur at sulfide gangue grain boundaries. Current mining in the area is via narrow underground stoping of the higher-grade vein mineralization.

The MDZ mineralization consists of a network of thin, less than 5 centimeters (cm), sulfide veinlets, mainly pyrrhotite+chalcopyrite, hosted in weak argillic and deeper potassic alteration which is related to a previous event and rimmed by a thin sodium-calcitic alteration halo, which is related to the mineralization. Recent geological reports on MDZ (Sillitoe, 2019) concluded:

•

Gold grade distribution in the Zona Baja (MDZ) mineralized orebody is unrelated to the presence of distinct porphyry phases and is entirely dependent on the intensity of structurally localized veinlets

•

Potassic alteration, represented chiefly by biotite, is progressively better preserved at depth in the Zona Baja, raising the possibility that early potassic alteration could also be gold bearing, but further work is required to confirm this theory

•

Gold distribution appears to be exclusively a product of veinlet intensity and orientation related to structural controls during orogenesis. The veinlets responsible for much of the Zona Baja gold are those containing quartz, pyrrhotite and traces of chalcopyrite and having prominent albite alteration halos

•	The presence of visible gold is also noted in the core and, as expected, relates to increased assay values when present

Mineralization occurs in parallel, sheeted and anastomosing veins (vein domain), all of which follow a regional structural control, with minor veins forming splays of the main structures (splays) which often have limited strike or dip extent. The upper vein domain intersects broader zones of intense veinlet mineralization (termed porphyry domain in this Technical Report) that is hosted by a lower grade mineralized porphyry stock. In addition, a discrete, relatively high-grade core (feeder zone) to the main deeper mineralization termed locally as the MDZ.

The upper portion of the MDZ has been exposed in Level 21 of the existing Caldas mining operations, while deeper sections have been observed in drillcore, both of which have been confirmed as different styles of mineralization. The lowest levels of the mine have currently intersected a combination of the porphyry domain, where the gold is associated with pyrite veinlets, and the MDZ where gold is associated with pyrrhotite. There is a transition zone existing between the two domains, which is observed to some extent in the current mine workings with overprinting of the epithermal system on the MDZ. The vertical extent of the transition is not clearly defined from the current drilling. Currently, underground mining at the Caldas-operated mine remains focused on the vein structures located in the central portion (Zona Baja) of the Marmato deposit.

Diamond drilling indicates that the veins typically range between 0.5 and 5 m wide and extend for 250 to 1,000 m along strike and 150 to 750 m down dip. These observations are supported by underground mining which has confirmed that individual vein structures have good geological continuity and can extend for 100 to 800 m along strike and 100 to at least 300 m down dip. Between 2017 and 2020, CGM has worked on updating the quantity of the underground channel sampling captured in the database, which has increased the information available to model the vein domains.

The broad zones of veinlet mineralization in the porphyry domain was modelled initially by SRK in 2017 and typically varied from 10 to 230 m wide, reaching up to 340 m wide in areas of significant veinlet accumulation, while extending with good geological continuity for between 200 m and approximately 950 m along strike and between 100 and 900 m down dip. SRK has updated these domains during the 2019 geological modelling process using more discrete zones and application of an indicator grade shell approach using a 0.5 grams per tonne (g/t) gold (Au) cut-off grade (CoG).

At depth within the central portion of the deposit, SRK has noted a zone of elevated grades which has been referred to as the higher grade MDZ (more than 2 g/t Au). This zone is indicated to be continuous along strike for approximately 500 m and has a confirmed down dip extent that reaches up to 800 m, with a thickness that varies between 35 and 150 m. It is possible that the main MDZ mineralization is bounded within a series of faults but limited drilling at the edges of the deposit make confirmation difficult to assess at this stage. To avoid the potential for volumetric “blow-outs”, SRK has used the faults as a hard boundary in the geological domaining process.

6.1.3	Status of Exploration, Development and Operations

The latest sampling has comprised selective infill drilling targeting the MDZ to a spacing of 50 to 100 m and additional underground channel sampling within the CGM operated mine, which extends from Levels 16 to 21.

A total of 1,357 drillholes have been used to inform the 2020 Marmato Mineral Resource Estimate (MRE) including historic drilling and more recent drilling completed between the 2019 Preliminary Economic Assessment (PEA) and this PFS. A total of 40 new drillholes from the exploration and mine developed have been included since the 2019 PEA for a total of 12,555 m of new drilling.

In addition to the drilling information, CGM has captured information from the mine and exploration channel sampling databases. Limited new sampling has been captured between the 2019 PEA and the current study; in total, 26,307 channel samples exist in the database for a combined sample length of 42,328 m. In CGM commissioned a detailed topographic map with 0.5 and 1 m resolution contour intervals derived from LIDAR imagery, which was supplied to Datamine™ in 2020. The new topographic map provides a detailed base map for improved accuracy when plotting the results of the exploration programs, as well as a high-resolution satellite image. All data has been converted and stored in the Magna Sirgas/Colombia West coordinate system (MSCW).

All samples were prepared, and fire assayed by SGS Laboratories at their facility in Medellin. CGM has carried out routine Quality Control and Quality Assurance programs (QA/QC) to monitor the quality during the process. The results of the drilling have validated aspects of the previous interpretation, but also provided additional information.

6.1.4	Mineral Processing and Metallurgical Testing

Metallurgical programs were conducted by SGS Lakefield (SGS) in 2019 and 2020 to evaluate the processing requirements for the MDZ. The 2019 metallurgical program was conducted as part of the 2019 PEA that was prepared for the Project, and the 2020 metallurgical program was conducted to support the current PFS. The 2020 metallurgical program was conducted to further define the process parameters and design criteria for the selected flowsheet that includes gravity concentration followed by cyanidation of the gravity tailings. The test program included gravity concentration, gravity recoverable gold (E-GRG determination) cyanide leach optimization and carbon-in-pulp (CIP) modelling, cyanide destruction (CND), solid/liquid separation and environmental testwork. The optimization and metallurgical design tests were all completed using the MDZ master composite. Once the optimized flowsheet had been selected, the variability test samples were tested under these optimized gravity/cyanidation conditions.

Key findings from the 2020 metallurgical program include the following:

•	The PFS metallurgical program was conducted on an MDZ master composite and on variability composites representing low, medium and high grade MDZ ore, transition zone and the MDZ deep zone.
•

Native gold was by far the predominant gold carrier, and the majority (more than 99%) of the gold particles occurred within mineral structures that would be readily accessible by leaching solutions. Gold particles were not often in direct contact with sulfides, yet very commonly pyrrhotite, chalcopyrite, and bismuth minerals were found in close vicinity to the gold mineralization.

•

The metallurgical program optimized process parameters required to recover gold and silver values from MDZ ore using a process flowsheet that includes gravity concentration followed by cyanidation of the gravity tailing.

•

Comminution tests were conducted on the MDZ master composite, MDZ deep zone composite, three MDZ sub-composites (low grade, medium grade and high grade) and on the Marmato mine composite. The comminution tests included SAG Mill Comminution (SMC), SAG Mill Power Index (SPI) and Bond ball mill work index (BWI) tests. In addition, Bond Low Impact Crushing work index (CWI) and abrasion (AI) tests were conducted on selected 1⁄2 HQ drill core pieces.

o	The results of the SMC (A x b) values ranged from 23 to 29, indicating the ore is hard with respect to impact breakage.
o	The BWI values for the MDZ composites range from 17.7 kilowatt hour per tonne (kWh/t) to 19.8 kWh/t, which places them in the hard range of hardness.
•

E-GRG testwork and modeling indicate that about 40% of the gold contained in the MDZ ore can recovered into a gravity concentrate. Gold contained in the gravity tailing could be recovered in a standard CIP cyanidation leach circuit.

•

An intensive cyanide leach test on the gravity concentrate demonstrated that 99.7% of the contained gold and 87.9% of the contained silver could be extracted from the gravity concentrate without regrinding.

•

Based on the results of the PFS metallurgical program, overall gold recovery (gravity concentration + gravity tailing cyanidation) is estimated at 95% and overall silver recovery is estimated at 51%. This is very similar to the results from the PEA metallurgical program in which gold recovery was estimated at 95% and silver recovery was 47%. There is little difference in reported gold recoveries for the master and variability composites, and gold recovery appears to be independent of ore grade over the range tested.

•

Cyanide destruction tests demonstrated that weak acid dissociable cyanide (CNWAD) could be reduced to less than 10 milligrams per liter (mg/L) with the SO2/air process. However, CNWAD levels would further attenuate to less than 1 mg/L with time.

•	Pressure filtration will be required to dewater thickened tailings in order to achieve less than 15% moisture content required for disposal in a dry stack tailings facility (DSTF).

6.1.5	Mineral Resource Estimate

The Mineral Resource model presented herein represents an updated resource evaluation prepared for the Marmato Project. The resource estimation methodology involved the following procedures:

•	Database compilation and verification
•	Construction of wireframe models for the fault networks and centerlines of mining development per vein
•	Definition of resource domains
•	Data conditioning (compositing and capping) for statistical and geostatistical analysis
•	Variography
•	Block modelling and grade interpolation
•	Resource classification and validation
•	Assessment of “reasonable prospects for economic extraction” and selection of appropriate reporting cut-off grades (CoGs)

•	Preparation of the Mineral Resource Statement

The resource evaluation work was completed by Mr. Benjamin Parsons, MAusIMM (CP#222568), with assistance from Mr. Giovanny Ortiz, FAusIMM (#304612). The effective date of the Mineral Resource Statement is March 17, 2020, which is the last date assays were provided to SRK.

The mineral resource estimation (MRE) process was a collaborative effort between SRK and CGM staff. CGM provided SRK with an exploration database with flags of the main veins as interpreted by CGM. In addition to the database, CGM has also supplied a geological interpretation comprising preliminary three dimensional (3D) digital files (DXF) of the areas investigated by core drilling for each of the main veins.

SRK imported the geological information into Seequent Leapfrog® Geo (Leapfrog®) to complete the geological model. Leapfrog® has been selected due to the ability to rapidly create accurate geological interpretations, which interact with a series of geological conditions and data types.

SRK has produced block models using Datamine™ Studio RM Software (Datamine™). The procedure involved the import from Leapfrog™Geo of wireframe models for the fault networks, veins, definition of resource domains (e.g. high-grade sub-domains), data conditioning (compositing and capping) for statistical analysis, geostatistical analysis, variography, block modelling and grade interpolation followed by validation.

Grade estimation for the veins has been based on block dimensions of 5 m by 10 m by 10 m. Sub-blocking to 0.5 m by 1 m by 1 m has been allowed to reflect the narrow nature of the geological model. The block size reflects the relatively close-spaced underground channel sampling and spacing within veins compared to the wider drilling spacing, with the narrower block size used in the MDZ at depth to reflect the proposed geometry of the mineralization (i.e. steeply dipping feeder zone).

SRK reviewed and updated the geostatistical properties of the domains. Gold grades have been interpolated using nested three-pass estimates within Datamine™, using an Ordinary Kriging (OK) routine. SRK has also run Inverse Distance Weighted (IDW2) and Nearest Neighbor (NN) estimates for validation purposes.

The search ellipses follow the typical orientation of the mineralized structures and where appropriate, were aligned along the mineralized veins, as detailed below:

•	Dynamic searches were used for the vein mineralization domains. Within these domains, the true dip and true dip direction has been calculated on a block by block basis
•	In comparison, given the relatively short strike and dip of the splay, SRK has elected to use an average dip and strike for each structure
•	For the porphyry domain, SRK has generated a default dip and dip-direction to orientate the search volume along the main regional trend
•	For the MDZ, a single dip and strike has been used with the search ranges orientated along the main dip and strike of the domain
•	All contacts between the veins have been treated as hard boundaries for domaining with only coded samples from any given vein used in the estimation of that domain
•	Statistical characteristics such as search volume used, kriging variance, and number of samples used in an estimate, were also computed, and stored in each individual block for descriptive evaluations

SRK has validated the block model using a combination of visual checks, statistical comparison of composite grades to all three estimation methods and via swath plot analysis. SRK considered the estimates to be representative of the underlying data.

Block model quantities and grade estimates for the Marmato Project were classified according to the CIM Definition Standards for Mineral Resources and Reserves (CIM, 2014). SRK developed a classification strategy which considers the confidence in the geological continuity of the mineralized structures, the quality and quantity of exploration data supporting the estimates and the geostatistical confidence in the tonnage and grade estimates. Data quality, drillhole spacing and the interpreted continuity of grades controlled by the veins have allowed SRK to classify portions of the veins in the Measured, Indicated and Inferred Mineral Resource categories.

Measured: Measured Resources are limited to vein material within the current levels being mined by CGM and estimated within the first search volume, which required a minimum of five composites and a maximum of 20 composites. These areas are considered to have strong geological knowledge as they have been traced both down-dip and along strike via mapping, plus underground channel samplings provided sufficient data populations to define internal grade variability.

Indicated: SRK has delineated Indicated Mineral Resources using two methods split by the material types:

•

Veins/Disseminated/Splays: Primarily between Level 16 to 21 currently in operation. Indicated Mineral Resources have been given at the following approximate data spacing, as a function of the confidence in the grade estimates and modelled variogram ranges. SRK has expanded the limits of the Indicated resources to also cover areas within the licensed portion of Echandia where:

o	Spacing of 50 m by 50 m (XY) existed from the nearest drillhole
o	Multiple holes were enabled to be used during the estimation process
o	Support from both diamond drilling and channel sampling was present
•	MDZ: Based primarily on 2018/2019 drilling with the following conditions:
o	50 by 50 m (XY) drillhole spacing (defined by a distance buffer of 25 m from drilling of underground (UG) levels)
o	Enabled multiple holes to be used during the estimation process
o	Search volume less than 2 (i.e. volumes 1 and 2)
o	Additional caution has been paid when classifying the dip extensions on the series of holes drilled to the northeast as limited information is known up and down dip from the current drilling

Inferred: In general, Inferred Mineral Resources have been limited to within areas of reasonable grade estimate quality and sufficient geological confidence, and are extended no further than 150 m from peripheral drilling on the basis of modelled variogram ranges.

SRK has defined the proportions of Mineral Resource to have potential for economic extraction for the Mineral Resource based on different CoGs relating to the mineralization style (i.e. vein versus porphyry) and potential differences in selective underground mining methods.

During the site inspection, SRK noted and discussed with the mine geologists that some mining has been attempted within the porphyry “pockets”. SRK considers this to have uncertainty as no detailed survey of mining volumes in the porphyry pockets is available. Based on the level of uncertainty, SRK has downgraded areas identified as having potential historical mining to Inferred.

To assign the final classification, the mathematical criteria as defined has then been applied to the block model, which is subsequently digitized on 50 m sections (across strike), with the final wireframe based on interpretation of polylines in Leapfrog™ to smooth changes in interpretation between sections.

To determine the potential for economic extraction, SRK used the following key assumptions for the costing but notes that the deposit has variable mining costs depending on the mining types resulting in a range of CoGs. A metallurgical recovery of 95% Au has been assumed for the MDZ and 90% for the veins and porphyry material based on the current performance of the operating plant. Mining and processing costs have been defined from aspects of the current study and historical production. The initial cut-off is based on the mining of the veins using the current mining processes and assumed costs, with a second method (longhole) defined for mining the MDZ and potentially areas of wider porphyry mineralization in the upper levels.

SRK has reported the tonnage and grades associated with the current mine and the MDZ project, which are the assets owned indirectly by CGM. As such, the Mineral Resource includes all material within the #014-89m license and a sub-portion of the #RPP_357 (Echandia) below an elevation of 1,300 m, which can be accessed from the existing operation through an agreement with Gran Colombia. SRK has also included the proportion of Mineral Resources currently under application (Application #KIU-11401) within the Mineral Resources, but these have been excluded from the Mineral Reserves as the timing on granting this license remained uncertain at the date of this report (however, this license was recently confirmed as approved by the government; so will therefore be included in future technical studies).

The proposed mining plan is predicated on splitting the above Mineral Resources into three styles of mineralization within three distinct areas. These areas are referred to as the UZ (existing mine levels 16 through 21), the Transitional Zone (which includes mining of MDZ material to an elevation of 950 m) and the MDZ project (which includes all material below the 950 m elevation).

The three styles of mineralization are based on the key geological types defined in the Mineral Resources of veins, porphyry, and MDZ. Therefore, the estimation domains for the Mineral Resource Statement have been grouped into veins, porphyry and MDZ mineralization. The veins account for the veins, halos and splay material and have used a 1.9 g/t Au cut-off. The porphyry material also uses a cut-off of 1.9 g/t Au. As the potential mining method will require further investigation, the MDZ material has used a lower cut-off of 1.3 g/t Au to account for the larger bulk mining methods involved.

SRK highlights that all Mineral Resources within #CHG_081 (yellow and orange) and the upper areas of #RPP_357 (above 1,300 m) as highlighted in Figure 6-1 in light blue have not been reported and are excluded from the current Mineral Resource statement herein for CGM because any Mineral Resources that may occur in these areas have not been transferred from Gran Colombia to CGM.

Table 6-1 shows the Mineral Resource Statement for the Project, with an effective date of March 17, 2020.

Figure 6-1: Cross-Section Showing License Splits at Marmato

Table 6-1: Caldas Mineral Resource(1) Statement with an Effective Date of March 17, 2020

Marmato Project - Effective Date March 17, 2020, Basis for MRE and PFS (CGM including RPP_357 less than 1,300 m)(1)
Category	Quantity (Mt)	Grade (g/t)		Metal (kozs)
		Au	Ag	Au	Ag
Upper Mine (2)
Measured	2.1	5.65	27.0	387	1,853
Veins (5)	2.1	5.6	27.0	387	1,853
Porphyry (5)	0.0	0.0	0.0	0	0
Indicated	9.2	4.45	18.7	1,320	5,545
Veins	7.2	5.0	21.1	1,156	4,862
Porphyry	2.1	2.5	10.3	165	682
Measured and Indicated	11.4	4.67	20.2	1,707	7,397
Veins	9.3	5.2	22.4	1,543	6,715
Porphyry	2.1	2.5	10.3	165	682
Inferred	4.5	3.70	15.5	532	2,224
Veins	2.7	4.4	17.9	386	1,574
Porphyry	1.7	2.6	11.7	145	650
Transition Zone (3) (6)
Measured	0.0	0.0	0.0	0	0
Indicated	3.4	2.68	7.2	294	785
Measured and Indicated	3.4	2.68	7.2	294	785
Inferred	0.0	1.95	3.7	2	3
MDZ (4) (6)
Measured	0.0	0.0	0.0	0	0
Indicated	24.7	2.63	3.6	2,085	2,870
Measured and Indicated	24.7	2.63	3.6	2,085	2,870
Inferred	21.9	2.32	2.1	1,639	1,506
Combined
Measured	2.1	5.6	27.0	387	1,853
Indicated	37.3	3.1	7.7	3,699	9,200
Measured and Indicated	39.4	3.2	8.7	4,086	11,053
Inferred	26.4	2.6	4.4	2,172	3,733

(1) Mineral resources are reported inclusive of the mineral reserve. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. All figures are rounded to reflect the relative accuracy of the estimate. All composites have been capped where appropriate. The Mineral Resources were estimated by Benjamin Parsons, MSc, MAusIMM #222568 of SRK, a Qualified Person pursuant to NI 43-101.

(2) “Upper Mine” is defined as the current operating mines from levels 16 through 21 using existing mining methodology (cut and fill).

(3) “Transition Zone” is defined as mining of MDZ above an elevation of 950 m (accessed from the current operations) using a modified longhole stoping method.

(4) MDZ is defined as mining of MDZ below an elevation of 950 m using longhole open stope mining methods. (5) Porphyry and vein mineral resources are reported at a CoG of 1.9 g/t. CoGs are based on a price of US$1,500/oz Au and gold recoveries of 90% for underground resources without considering revenues from other metals.

(6) MDZ mineral resources are reported at a CoG of 1.3 g/t. CoGs are based on a price of US$1,500/oz Au and gold recoveries of 95% for underground resources without considering revenues from other metals.

Source: SRK, 2020

The 2020 Mineral Resource represents a number of changes in the defined Mineral Resource compared to the 2019 PEA Mineral Resources, due to the following key factors:

•	Infill drilling within the MDZ areas has increased the confidence in the estimates significantly from the Inferred to Indicated category.

•	Minor reduction in the vein domains as a result of additional depletion accounted for between the PEA and PFS models, plus changes in the geological interpretation of veins and disseminated material.

SRK highlights that the current MDZ Mineralization represents a notable change in the style of mineralization and considerations for mining methods at the Project and has maintained the use of a high-grade core to the mineralization at depth.

The main changes in the Mineral Resource Statement since the 2019 PEA can be defined on the combined Mineral Resource as follows:

•

Increase in the Indicated MDZ material from 6.4 million tonnes (Mt) at 2.6 g/t Au, for 537 thousand ounces (koz), to 28.1 Mt at 2.6 g/t Au, for 2,379 koz, which is an increase of 1,842 koz within the MDZ. This is reflected in a reduction in the Inferred from 41.2 Mt at 2.1 g/t for 2,812 koz to 22 Mt at 2.3 g/t for 1,640 koz, which is a reduction of 1,172 koz.

•

Increase in the proportion of Measured and Indicated material within the vein domain from 9.2 Mt at an average grade of 4.6 g/t to 9.3 Mt at an average grade of 5.2 g/t Au, which is an increase of 180 Koz or 13.2% .

•	Reduction in the proportion of Inferred material within the veins from 3.3 Mt at 4.4 g/t Au for 466 koz, to 2.7 Mt at 4.4 g/t Au for 386 koz, which represents a difference of 80 koz.
•	Minor increase in proportion for Indicated of porphyry (pockets) material of 25 koz.
•	Increase in the Inferred portion of the porphyry material from 0.3 Mt at 3.1 g/t Au for 34 koz, to 1.7 Mt at 2.6 g/t Au for 145 koz.

Since the effective date of the 2020 Marmato Technical Report, Aris undertook additional work to establish an updated mineral resource estimate at the Marmato Mine with an effective date of June 30, 2021, comprised of measured mineral resources of 2.8 Mt at 6.2 g/t gold containing 562 koz of gold, indicated mineral resources of 54.0 Mt at 3.0 g/t gold containing 5,245 koz of gold, and inferred mineral resources of 30.8 Mt at 2.6 g/t gold containing 2,-567 koz of gold.

6.1.6	Mineral Reserve Estimate

The mine is currently developed to the 1,000 m elevation. A transition is occurring from narrow vein mineralization to large porphyry mineralized areas (gold associated with pyrrhotite veinlets). Mineralization is generally vertical with vein widths ranging from more than 1 m to several m. Porphyry mineralized areas also have a vertical mineralization trend and can be up to approximately 100 m in width. For this PFS, there are three different mining methods, separated into three distinct zones.

•

The first zone is the mineralized vein material between 950 m elevation and 1,300 m elevation, referred to as the Veins. This is the existing mine where conventional cut and fill stope methods will continue to be used.

•	The second zone is the wider porphyry material between 950 m elevation and 1,050 m elevation, referred to as the Transition Area. A modified longhole stoping method will be used in this area.
•

The third zone is the porphyry material below 950 m elevation, referred to as MDZ. There is a 10m sill pillar left in-situ between the MDZ and the bottom of the Transition Area. The MDZ material will be mined using a longhole stoping method. The MDZ area is currently not developed.

The first two zones (Veins and Transition) are considered the Upper Mine, and the material is processed in the existing processing facility. Material mined from the third zone (MDZ) will be sent to a new processing facility to be constructed.

Mineral Reserves were classified using the 2014 CIM Definition Standards. Indicated Mineral Resources were converted to Probable Mineral Reserves by applying the appropriate modifying factors, as described herein, to potential mining shapes created during the mine design process. In the same manner, Measured

Mineral Resources were converted to Proven Mineral Reserves.

A 3D design has been created representing the planned reserve mining areas. Dilution and recovery have been included in the estimate, specific to each mining method. The underground mine design process resulted in 19.7 Mt at an average grade of 3.19 g/t Au and 6.87 g/t Ag. Table 6-2 presents the Mineral Reserve statement as of March 17, 2020.

Table 6-2: Caldas Mineral Reserve Estimate as of March 17, 2020 – SRK Consulting (U.S.), Inc.

Underground Mineral Reserves			Cut-Off (1): 1.61 to 2.23 g/t
Area	Category	Tonnes	Au	Ag	Contained Au	Contained Ag
		(kt)	(g/t)	(g/t)	(koz)	(koz)
	Proven	762	5.01	21.80	123	534
Veins(2)	Probable	3,049	4.20	16.85	412	1,652
	Veins Total	3,812	4.37	17.84	535	2,186
	Proven	40	7.63	28.16	10	36
Transition(3)	Probable	1,293	3.43	7.92	143	329
	Transition
	Total	1,333	3.56	8.52	152	365
	Proven	-	-	-	-	-
MDZ(4)	Probable	14,556	2.85	3.84	1,333	1,799
	MDZ Total	14,556	2.85	3.84	1,333	1,799
Caldas Total	Proven	802	5.14	22.12	133	570
	Probable	18,898	3.11	6.22	1,888	3,780
	Total	19,700	3.19	6.87	2,021	4,350

Source: SRK, 2020

Notes: All figures are rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding. Mineral Reserves have been stated on the basis of a mine design, mine plan, and economic model. Mineral Resources are reported inclusive of the Mineral Reserve.

(1): Veins reserves are reported using a CoG of 2.23 g/t Au. The Veins CoG calculation assumes a US$1,400/oz Au price, 85% Au metallurgical recovery, US$49.45/t mining cost, US$13.63/t G&A cost, US$12.24/t processing cost, and US$8.96/t royalties. Transition reserves are reported using a CoG of 1.91 g/t Au. The Transition CoG calculation assumes a US$1,400/oz Au price, 95% Au metallurgical recovery, US$46/t mining cost, US$13.63/t G&A cost, US$12.24/t processing cost, and US$8.96/t royalties. MDZ reserves are reported using a CoG of 1.61 g/t Au. The MDZ CoG calculation assumes a US$1,400/oz Au price, 95% metallurgical recovery, US$42/t mining cost, US$14/t processing cost, US$6.75/t production taxes, US$3/t G&A cost, and US$3/t tailings cost. Note that costs/prices used here may be somewhat different than those in the final economic model. This is due to the need to make assumptions early on for mine planning prior to finalizing other items and using long-term forecasts for the life-of-mine plan. (2): The Veins area is currently mined using cut-and-fill methods. Mining dilution ranging from 20% - 55%, averaging 26%, is included in the reserves using a zero grade for dilution. A mining recovery of 90% is applied to stopes. The Veins Mineral Reserves were estimated by Fernando Rodrigues, BS Mining, MBA, MMSAQP #01405, MAusIMM #304726 of SRK, a Qualified Person.

(3): The Transition area will be mined using a modified longhole stoping method. A mining dilution of 7% is included in the reserves using a zero grade for dilution. A mining recovery of 90% is applied to stopes. The Transition Mineral Reserves were estimated by Fernando Rodrigues, BS Mining, MBA, MMSAQP #01405, MAusIMM #304726 of SRK, a Qualified Person.

(4): The MDZ portion of the Project will be mined by longhole open stoping mining methods. Mining dilution (internal and external) is included in the reserve. Stope dilution is 8%, and a portion of the stope dilution is applied using grade values based on average surrounding block information. A mining recovery of 92.5% is applied to stopes. The MDZ Mineral Reserves were estimated by Joanna Poeck, BEng Mining, SME-RM, MMSAQP #01387QP, a Qualified Person.

6.1.7	Mining Methods

Marmato has been in operation in various forms since the mid-1500s. Mineros Nacionales (MN) was awarded the contract for the concessions in 1989. The Project was originally developed as a 300 t/d underground mine in 1997 and has expanded through the years to the existing 1,200 t/d operation. Table 6-3 shows the production from 2015 to May 2020.

Table 6-3: 2015 to 2020* Production

Year	Unit	2015	2016	2017	2018	2019	2020*
Ore Processed	t	303,279	341,309	365,119	338,902	370,245	119,069
Au Grade	g/t	2.79	2.56	2.48	2.67	2.49	2.47
Au Recovered	oz	23,954	23,449	25,163	24,909	25,750	8,318

*January through May 2020

Source: CGM, 2020

Historically, shrinkage stoping was used to mine the Veins material as well as a caving method where poor ground conditions were encountered. Currently, a conventional cut and fill (CaF) mining method is used. Blasted material is either transferred down to Level 18 via ore passes or is transferred up via the incline shaft (apiques) hoist, loaded into rail carts and hauled to the mill.

In the Transition area, a modified longhole stoping method will be used. The stope size is 15 m wide by 15 m high with varying length of up to 26 m. These stopes are mined in a primary-secondary sequence with paste backfill for the primary stopes and unconsolidated waste rockfill for the secondary stopes. Where waste rock is unavailable, hydraulic sand fill will be used to fill the secondary stope. Blasted material in the Transition area is also transported up to Level 18 via apiques and hauled to the mill via rail carts.

The MDZ material is mined using a longhole stoping method with stope sizes that are 10 m wide by 30 m high, with varying lengths of up to 30 m. The MDZ area is currently not developed. The main access will be a decline, hosting a conveyor from the plant area to the underground crusher area. A dedicated ventilation drift will serve as secondary egress from the mine. Ventilation infrastructure development underground was designed to support the mining method and was sized based on mining equipment and production rate requirements. Trucks will dump into a surge bin at an elevation of 790 m. Material will go through the surge bin into the crusher and then be conveyed out of the mine.

Geotechnical

SRK and the Marmato exploration team collaborated on a geotechnical investigation program for the MDZ from June 26, 2018 to March 4, 2020. The program was designed to characterize subsurface geotechnical conditions to assist in the development of a PFS mine design. Based on the observed ground conditions, SRK considers that the geotechnical investigation fulfills the industry standards to support stope design and ground support requirements at a PFS project level. For a PFS project level, SRK considers the proposed PFS mine design acceptable. The proposed stope designs, sill pillar design, back filling specifications and ground support specification must be considered as PFS level only and should not be implemented before an FS level investigation is conducted. Full geotechnical investigation is described in the Marmato Geotechnical PFS Study (SRK, 2020).

Hydrogeology

The mine area is located in the hydrogeological regional area of Magdalena Cauca, specifically in the Cauca River catchment (Caldas Department). The region is comprised of igneous and metamorphic rocks with limited groundwater storage capacity and hydraulic conductivity (IDEAM, 2013). The porphyry units represent the main hydrogeological units in the mine area, with a low hydraulic conductivity and limited groundwater storage capacity. Groundwater flow is compartmentalized within structural blocks with limited hydraulic communication across fault boundaries due to fault gouge, weathering, or an offset of geological units (Knight Piésold, 2012).

Previous field campaigns were performed by Knight Piesold (KP) in 2011 and 2012 (Knight Piésold, 2012) and currently by SRK starting in early 2020, primarily consisted of packer isolated interval testing, monitoring well and Vibrating Wire Piezometer (VWP) installations in underground coreholes or locations distal to the mine area.

The zone of enhanced hydraulic conductivity values at depths of 600 to 800 m below the ground surface corresponds to fractured zones associated with Fault 2 and Fault 1-3 in the mine area.

Measured water levels show elevations from 661 to 2,022 m Magna Sirgas/Colombia West coordinate system (EPSG 3115) (MSCW), following the topography at 100 m depth in most of the locations outside the mine area. A depressurization zone was detected in the underground piezometers where the water levels have a horizontal trend. The shape or extent of the depressurization zone is currently unknown. On a regional scale, the groundwater flows west to east, following the topographical gradient to the Cauca River, located at 692 m elevation, which represents the main discharge for the hydrogeological system.

KP developed 172 packer tests, three underground piezometers and 11 piezometers at the surface (Knight Piésold, 2012). In the 2020 field campaign, 70 packer tests and two multi-level VWP installations were performed. As a result, the geometrical mean of hydraulic conductivity values ranges from 1.1 by 10-3 meters per day (m/d) to 4 by 10-2 m/d in the porphyry units depending on the depth intervals. The shallow zone (less than 200 m depth) corresponds to saprolite, and more permeable bedrock and the deep zone (more than 850 m depth) has less permeable conditions. However, it is apparent that high-permeability zones (hydraulic conductivity greater than 0.1 m/d, which may be associated with Fault 2 and Fault 1-3, were encountered in the vicinity of the planned mine at depths of 600 to 800 m below ground surface (bgs), or at an elevation of 700-900 m MSCW.

Mine Dewatering

The measured monthly average total dewatering rate in the Marmato mine is 37 liters per second (L/s), varying from 26.8 L/s to 46.4 L/s. Strong seasonal trends were not observed, however a decrease of approximately 20 L/s can be observed in the last 12 months. A major structure zone with significant water flow (7 to 8 L/s) was detected at levels 17 and 21 to the north of the Criminal Fault.

The dewatering rate is a combination of groundwater inflows and water content in the backfill material (50% of water). According to Marmato operational personnel, the contribution of the backfill material is 7 to 14 L/s, depending on the number of hydraulic backfill equipment units in operation. Therefore, the average fresh groundwater inflow into the mine could vary from 23 to 30 L/s.

SRK developed a preliminary 3D numerical groundwater flow model using MODFLOW-USG code, based on available climatic, geological and hydrogeological data. The majority of the predicted inflow to the MDZ planned mine (up to 78 L/s with a possible range from 56 to 159 L/s) is expected from the upper levels above 730 m where elevated hydraulic conductivity values of the bedrock groundwater system were measured. Mine inflow to the lower planned mine below 730 m is predicted to be lower (15 L/s with an upper limit of 34 L/s) due to reduced measured hydraulic conductivity with depth.

Total maximum discharge into the entire mine complex, including flow to existing mine levels, is predicted to be up to 111 L/s with a possible range from 89 to 168 L/s.

The mine is 2.5 km to the west of the Cauca River with a proposed bottom of 212 m below the river stage (or 480 m MSCW). There is a risk of surface-water inflow through the riverbed sediments and fractured bedrock when hydraulic gradient will be reversed by mine dewatering. Structural features similar to those detected to the north of the Criminal Fault could connect mine developments with the river. In SRK’s opinion, this represents a medium risk for the Project. Further hydrogeological investigations of this area are required to evaluate potential significant increments in groundwater inflow.

Production Schedule

The production and development schedules were completed using iGantt software from Minemax. The production schedule is based on the rate assumptions either from current mining practices or developed from first principles.

The UZ production schedule targets a total ore production of 1,500 t/d or 525,000 tonnes per year (t/y) (based on 350 days per year) to the mill. A gradual ramp up of 1,100 t/d (385,000 t/y) in 2020, 1,250 t/d (437,500 t/y) in 2021, 1,400 t/d (490,000 t/y) in 2022 and 1,500 t/d in 2023. The Transition Zone accounts for 400 t/d while the rest comes from the Veins. Life of Mine (LoM) for the Veins is 12 years for a total production of 3.81 Mt at 4.37 g/t Au. LoM for the Transition Zone is 11 years for a total production of 1.33 Mt at 3.56 g/t Au.

Combined UZ production is 5.14 Mt at 4.16 g/t Au. Figure 6-2 shows the UZ production schedule colored by time period. Note that there is also a 2 Mt/y permit limit of moved material, which limits the production of the UZ.

Source: SRK, 2020

Figure 6-2: UZ Production Schedule Colored by Time Period

The MDZ mining schedule is based on 365 days/year seven days/week, with three 8 hour shifts each day. Actual operational mining days are 360. For simplicity the schedule has been completed assuming 365 with pro-rated productivity rates. A production rate of 4,000 t/d (1.46 Mt/yr) was targeted with ramp-up to full production as quickly as possible. The schedule timeframe is quarterly for four years and annually for the remainder of the mine life.

Decline activities begin in October 2021 with initial mine development through Q4 2023. Stoping begins in Q4 of 2024, with a one year ramp up period until the mine and plant are operating at full capacity. Figure 6-3 shows the mine production schedule colored by year.

Q4 – 2021
Q1 – 2022
Q2 – 2022
Q3 – 2022
Q4 – 2022
Q1 – 2023
Q2 – 2023
Q3 – 2023
Q4 – 2023
Q1 – 2024
Q2 – 2024
Q3 – 2024
Q4 – 2024
2025
2026
2027
2028
2029
2030
2031
2032
2033

Source: SRK, 2020

Figure 6-3: MDZ Mine Production Schedule Colored by Year

Figure 6-4 summarizes the combined UZ and MDZ schedules. This combined schedule is used in the economic model results shown in section 22.

UZ + MDZ Mining Profile
2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
-
Metric Tonnes
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Au Grade (g/t)
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
UZ Ore
MDZ Ore
UZ Waste
MDZ Waste
UZ Gold Grade
MDZ Gold Grade
Total Gold Grade Mined

Source: SRK, 2020

Figure 6-4: Combined UZ and MDZ Mining Profile – Tonnes and Grade

Mining of the Veins in the UZ is with handheld pneumatic equipment (jacklegs and stopers) for development and production. Blasted material is mucked using slushers, microscoops and skid steer loaders into rail carts and hauled out to the mill.

The Transition Zone utilizes jumbo drills for lateral development. The same jumbo drills are used for ore mining with a longhole drill attachment. Blasted material is loaded by 4 t load haul dumps (LHD) to 10 t trucks (or to the orepass) and is then transferred to rail carts and transported out of the mine via the apiques.

The UZ mine (Veins and Transition) is a producing mine and all infrastructure is already established.

The MDZ mine will utilize jumbo drills for lateral development and down-the-hole drills for vertical development and production stoping. Mechanical bolters will be used for ground support. The mine will operate a fleet of 45 t haul trucks being loaded by 17 t LHDs. The ore will be fed through a grizzly with rock breaker into an underground crusher and conveyor system to the surface. The mine will have full infrastructure underground, including; ventilation, cemented paste backfill booster pump and distribution system, dewatering pumping system, electrical substation and distribution system, fuel storage, warehousing, explosives storage, communications system, and maintenance shops. The MDZ mine will have a staff of approximately 429 people at the peak of production. Owner mining has been assumed for steady state with contractor mining development early in the mine life.

6.1.8 Recovery Methods

CGM operates a 1,200 t/d process plant to recover gold and silver values from material produced from current Marmato mining operations in the UZ and plans to expand this facility to 1,500 t/d capacity in 2021. In addition, CGM is evaluating the development of the MDZ, which is below the current mining operations and the construction of a new 4,000 t/d plant to process material solely from the MDZ.

Marmato Process Plant

The Marmato process plant flowsheet incorporates unit operations that are standard to the industry and includes:

•	Three-stage crushing
•	Closed circuit ball mill grinding
•	Gravity concentration
•	Flotation
•	Flotation and gravity concentrate regrind
•	Cyanidation of the flotation and gravity concentrates
•	Counter-current-decantation
•	Merrill-Crowe zinc precipitation
•	Smelting of precipitates to produce final doré product

During the period from 2013 to 2020 (Jan to May) ore processed through the Marmato plant has increased from 274,191 to 370,245 tonnes per year (t/y) while grades have declined slightly from 2.90 g/t Au in 2013 to 2.49 g/t Au in 2019 and silver grades have ranged from 12.36 to 9.13 g/t Ag. Overall gold recovery has ranged from 83.7 to 88.9% and has averaged about 87.1% during the period 2019 to 2020 (Jan to May). Silver recovery has ranged from 33 to 41.1% and has averaged 33.2% during the period 2019 to 2020 (Jan to May). Annual gold production has increased from 22,566 ounces in 2013 to 25,750 ounces in 2019.

MDZ Process Plant

The MDZ process plant was designed by Ausenco and is based on the 2020 metallurgical program conducted by SGS Lakefield, Ausenco’s industry experience and input from equipment suppliers. The process plant is designed to process ore at a rate of 1,460,000 dry t/y (4,000 dry t/d) based on a 92% plant availability and includes unit operations that are well proven and standard to the industry, including:

•	Crushing/Grinding
•	Gravity concentration
•	Cyanide leaching of the gravity tailings
•	Carbon-in-pulp (CIP) gold adsorption
•	Desorption/Electrowinning/Refining
•	Cyanide detoxification
•	Tailings thickening and filtration

The MDZ process plant will be located North-East of the town of Marmato, Colombia. Access to the plant will be via the plant roads off National Route 25. The primary crusher will be located underground, and the secondary crusher positioned at the surface near the entrance to the mine portal. The crushed ore stockpile will be east of the main process plant. The main plant will be outdoors and will include the grinding, gravity recovery, leach/CIP tanks, reagent, elution/carbon regeneration, cyanide detoxification and tailings thickening circuits. The electrowinning and refining area will be located in a separate building. Plant tailings will be thickened and pumped either to the mine backfill plant or to the tailing filter plant, located next to the main plant. Filtered tailings will be hauled and stored in a DSTF.

6.1.9 Project Infrastructure

The existing Marmato Project has a mature and functioning infrastructure system including all the necessary facilities and supporting utilities to produce at the planned production levels. The current facilities include a security checkpoint that provides access to the office and administrative office area. The facilities also include employee motorcycle parking, meeting area, cafeteria, multiple shops and warehouses, a camp with cafeteria, exercise and sports field, equipment storage yards, compressor station, welding shop, a 500 kilowatt (kW) backup generator, processing plant, underground mine, explosives storage a short distance from the mine that is managed by the military, main power substation and distribution powerlines with motor control centers at key loads. The site has three portals that access the mine workings. Water Supply for the existing Marmato Project is provided by mine dewatering and water reclaimed from the DSTF, Additional water supply from the Cauca River to supplement the existing plant water availability during the dry season is planned to be in-place before the MDZ project startup.

The MDZ project infrastructure will be developed on a separate greenfield site approximately 3 kilometers (km) north-east of the existing site by road. The new site will require new access roads off the existing El Llano access to a new processing facility, camp area, and mine portal with access to the MDZ.

The new infrastructure will include an additional transmission line from the 115 KV Salamina substation to the new MDZ substation with local MDZ distribution to the mine substation and processing facility.

Surface facilities will include the mine portal, truck shop, processing facility, fuel storage and fuel distribution system, paste backfill plant, shotcrete plant, processing plant facilities, a tailings filter plant, a new water supply plant near the Cauca River, a new camp, offices, and a small temporary run of mine (RoM) stockpile. Explosives storage is planned to be offsite.

The site will have a crushing area with a surge stockpile feeding the main processing plant. Support facilities will include warehouses, shops, offices, a camp, administrative office, change house and laydown yards. The camp and administrative facilities will be located at a separate location approximately 300 m to the south from the processing plant. Parking will be provided near the entrance to the MDZ site and at the camp location with a security gate for restricted access that will be constructed at the entrance to the facility.

Water supply for the MDZ project will be supplied by mine dewatering, recycled water from the tailings filter press and runoff and seepage collected from the DSTF, as well as from supplemental water drawn from the Cauca River as needed.

The area already supports a significant mining population and skilled labor will be available from the region.

Tailing Management Facilities

SRK completed a study of potential options for DSTF siting in the vicinity of the existing Cascabel tailings storage facility and the proposed portal and plant location. Factors considered in the siting study included topography, permitting requirements for stream crossings, property ownership and acquisition potential, and municipality boundaries. Also, as part of the study, SRK developed conceptual designs for seven potential DSTF locations. From that analysis, only three locations, sites 1, 2 and 6, were identified within the area of study as potentially feasible for:

•	Providing the capacity required through mine life
•	Achieving global stability in the steep terrain in the site vicinity

Due to property access difficulties and travel restrictions because of the COVID-19 pandemic, SRK and CGM were unable to complete a geotechnical investigation at any of the sites. All conclusions and costs presented in this study related to DSTF design and operation are therefore based on necessary assumptions that will require investigation and confirmation in the next phase of study. Where input assumptions were required, SRK has attempted to use conservative inputs to arrive at a reasonable but conservative estimate of costs, risks and potential opportunities associated with DSTF siting, construction and operation.

Based on the results of an SRK trade-off study (ToS) evaluating major cost items for Sites 1, 2 and 6, CGM indicated a preference to evaluate the feasibility of developing DSTF 2 and then DSTF 1 to achieve the desired tailings storage capacity through the currently predicted mine life. The combination of DSTF 2 and DSTF 1 provides sufficient capacity based on current projections. DSTF 6 provides sufficient capacity on its own for the currently predicted mine life, although the distance to the plant provides some additional planning and access complexities.

Operation of the current Cascabel 1 and 2 DSTFs is required to provide enough capacity and time to begin phased construction of DSTF 2 to provide for uninterrupted tailings storage. A review of available design and stability analyses of the Cascabel 1 and 2 configurations indicates they have not been designed or evaluated in accordance with internationally accepted standards of practice. Engineering consultants from Dynami recently completed a stability review of both the existing and expanded Cascabel 1 and 2 designs and concluded there is not enough information currently available to establish the current or future stability of the facility. Dynami recommended extensive characterization. To achieve the timeline currently presented in the PFS, CGM has committed to immediate implementation of Dynami’s recommendations and subsequent design and mitigation aimed at ensuring the facility’s compliance with internationally accepted standards of practice. SRK recommends that CGM identify other options for filtered tailings storage that may provide additional interim storage capacity in the event Cascabel 1 and 2 cannot be shown to be stable to internationally accepted standards.

6.1.10 Environment Studies and Permitting

Environmental Studies and Management

The existing Marmato Project predates the regulatory requirements to prepare an environmental impact assessment (EIA) as part of the permitting process. Instead, the operations were authorized through the approval of an Environmental Management Plan (Planes de Manejo Ambiental or PMA). The original PMA for Marmato was approved by the regional environmental authority (Corporación Autónoma Regional del Caldas or Corpocaldas) on October 29, 2001 under Resolution 0496, File No. 616. The site-specific PMA covers environmental studies and required management procedures and practices. In addition, baseline data collection programs were initiated in 2019 to gather relevant and appropriate site information with respect to both the existing Marmato Project and the proposed MDZ expansion. The data was compiled and reported in Capítulo 20: Caracterización Ambiental y Social del Proyecto, Caldas Gold Marmato S.A.S.,

Título Minero #014 – 89m (May 2020). The assessment of potential impacts associated with the MDZ expansion project can only begin in earnest once the PFS mine plan has been finalized, at which point, CGM will initiate engagement with Corpocaldas (anticipated in Q1 2021).

SRK directed a sampling and analytical program to generate environmental geochemistry data for tailings and waste rock for the existing operations and MDZ expansion project. Data from SRK’s metallurgical program indicates that tailings will be discharged with a neutral to alkaline supernatant. However, the tailings solids will be potentially acid generating (PAG) with the potential to eventually exceed the alkaline supernatant and produce acidic drainage in the longer term. Detoxified cyanide tailings are anticipated to have elevated concentrations of arsenic, sulfate, and total dissolved solids in potential leachates. Testing on paste backfill tailings suggest that the material will be acid-neutralizing in the short term, but in the long term, the material could become acidic. A waste rock geochemical characterization program is in progress. An analytical program completed in 2012, in support of the defunct open pit mine design, indicated that a significant fraction of waste rock could be potentially acid generating. Effective management of both tailings and waste rock will be a critical issue for success of the project.

Water balance modeling indicates the project is net positive and will continue to discharge excess mine dewatering flows during some periods of the project. Infrequent discharges from facility surface water management controls are also predicted. Based on water quality predictions and existing infrastructure at the mine, additional water treatment facilities are not included in this study. However, water treatment may be required dependent upon the outcome of ongoing geochemical studies.

SRK is not aware of any known environmental issues that could materially impact CGM’s ability to extract the mineral resources or mineral reserves at the Marmato project. While there will be some challenges associated with land acquisition and surface water control during operations, the Marmato project has not had, nor does it currently have, any legal restrictions which affect access, title, mining rights, or capacity to perform work on the property. Likewise, in regard to environmental compliance, the operation is covered by the PMA and associated environmental permits, which further reduces environmental risks.

Permitting

The Marmato Project is authorized under a number of resolutions issued by Corpocaldas in the name of CGM’s predecessor, Mineros Nacionales S.A.S. These include, among others:

•	Environmental Management Plan or PMA (Resolution No. 496)
•	Various water concessions
•	Discharge permits (Resolutions 270 modified by 254)
•	Emissions permit (Resolution 270)

CGM is currently in the process of modifying the PMA to include a second DSTF area (Cascabel 2). To this end, CGM has presented the impact assessment and technical documentation for this modification to Corpocaldas for review. Corpocaldas has evaluated the request and is waiting for the Ministry of the Interior to certify the presence, or not, of ethnic communities in the area of the new facility in order to determine the need for prior consultations, before issuing its final decision. Once Corpocaldas authorizes the Cascabel II modification, a new modification request will be submitted for the phased construction of a DSTF2 to accommodate the UZ tailings during the development of the full MDZ project and tailings capacity.

The PMA will require a major modification to allow for the proposed MDZ expansion project, which envisions an increase in production in a second processing plant to be constructed. During construction, Channel Occupancy Permits will need to be obtained for the new tailings site, the process plant site, and the site of the underground portal (bocamina). Likewise, a Forest Exploitation Permit will be needed for areas of proposed surface disturbance with trees.

The final environmental impact assessment deliverable includes the application for all the environmental permits that will be required for the construction and operation phases of the project. Once the EIA is officially delivered to Corpocaldas, the review process can begin based on the agreed-upon terms of reference. CGM estimates that a minimum of six months will be required to review the complete application and issuance of the Environmental License by Corpocaldas for the MDZ expansion of the Marmato project. However, this process has been delayed as a result of the COVID-19 pandemic and CGM does not anticipate fully reengaging Corpocaldas with the submittal of the EIA in Q1 of 2021. The current timeline envisioned for the permitting of the project should be considered to be aggressive and that permitting timeline expectations should be reviewed as the process begins.

In accordance with the terms and conditions of the PMA, CGM maintains an Environmental Insurance Policy for the current operation. That policy is renewed annually with Corpocaldas as the beneficiary. This policy is intended to cover the entire Marmato operations and all aspects of environmental compliance. According to CGM, the current amount covered by the policy is COL$302,835,000 (USD$91,768). This amount will be reviewed and adjusted during the modification process of the PMA for the MDZ expansion project.

Social or Community Related Requirements

The 2001 PMA for Marmato specifically requires the management of the social component of the Project. Caldas is required to maintain records on all community activities (including number of participants, topics, duration, etc.), which is to be turned over to Corpocaldas every six months as part of the ongoing monitoring programs. As part of the social management and monitoring program, CGM has developed a social investment model which seeks to promote the development of communities in the area of influence, with the purpose of contributing to the consolidation of society and fostering economic development (Economic Development), guaranteeing the care and respect for the environment (Environmental Development) and supporting and participating in actions aimed at improving the quality of life and well-being of its inhabitants (Social Development and Promotion of Solidarity Actions).

Community Relations

Between 2014 and 2018, CGM developed and implemented a social engagement program at Marmato specifically designed to focus on the well-being of the community and care for the environment. These initiatives are incorporated in the Community Relations Plan (Plan de Relaciones con la Comunidad).

The Marmato Project currently operates with 152 administrative employees, 1,090 operating workers, and 54 apprentice workers, most of whom are from the municipalities surrounding the project. With the MDZ expansion, CGM anticipates hiring approximately 900 temporary workers during construction and around 550 permanent employees as part of the new operations.

Mine Closure, Remediation, and Reclamation

Article 209 of Law 685 of 2001 requires that the concession holder, upon termination of the agreement, shall undertake the necessary environmental measures for the proper reclamation and closure of the mining operation. To ensure that these activities are carried out, the Environmental Insurance Policy shall remain in effect for three years from the date of termination of the contract. While a formal closure plan is not legally required at this stage of the operation, currently there is a closure plan for Marmato, Plan de Cierre y Abandono de Mina La Maruja – Gran Colombia Gold Marmato S.A.S. (May 2019) which discusses basic reclamation and closure actions including aspects of temporary, progressive, and final closure. Reclamation and closure costs for the current operation provided in the closure plan are based on percentages of costs to build the facilities. SRK did not independently calculate or validate this estimate however, it is within keeping of other moderate-sized underground mining operations in South America. The reclamation and closure cost for the existing mine plan is estimated to be COL$20,128,000,000 (US$6.1 million based on exchange rate of 3,300 to 1). A requirement for long-term post-closure water treatment, if deemed necessary, could increase this estimate.

Using first principles and the Nevada-developed Standardized Reclamation Cost Estimator, local equipment and labor rates, and based on limited PFS engineering design information and drawings for the MDZ expansion project, an additional cost of US$3.1 million was included in the technical economic model to account for the increase in production anticipated for the new operations and the construction of a new plant and tailings storage facilities. These are actual reclamation activity cost estimates rather than percentages of construction costs. SRK strongly recommends that a more detailed and thorough calculation of closure costs be prepared for the next level of study, looking at both the existing facilities and planned expansion. Again, long-term post closure water treatment requirements, if necessary, could significantly increase this estimate. This too should be more closely examined during the next study phase.

6.1.11 Capital and Operating Costs

Marmato UZ Capital Costs

The Marmato UZ is a currently operating underground mine. The estimate of capital expenditures (capex) includes expansion capex to increase the mineral processing capacity and sustaining capex to maintain the equipment and all supporting infrastructure necessary to continue operations until the end of the projected production schedule. The estimate conforms to Class 4 guidelines for a PFS level estimate with a ±25% accuracy according to the Association for the Advancement of Cost Engineering International (AACE International).The capital cost estimate is presented in Q2 2020 US Dollars (US$). The estimate includes processing, maintenance, general and administration (G&A) and accommodations costs.

The sustaining capital cost estimates developed for the UZ includes the costs associated with the engineering, procurement, construction and commissioning. The cost estimate is based on budgetary estimates prepared by Marmato and reviewed by SRK. The estimate indicates that the Project requires sustaining capital of US$54.8 million to support the projected production schedule throughout the LoM. Table 6-4 summarizes the LoM sustaining capital estimate, Table 6-5 and Table 6-6 present the same estimate by year.

Table 6-4: Marmato UZ Sustaining Capital (LoM)

Description	LoM (US$)
Upper Zone Infill Drilling	11,847,000
Upper Zone Development	6,396,225
Upper Zone Mine Sustaining	10,049,860
Upper Zone Plant Expansion	11,626,000
Upper Zone Plant Expansion Contingency	2,906,500
Upper Zone Plant Sustaining	3,600,000
Upper Zone Dewatering	2,275,706
Closure Costs	6,100,000
Total	$54,801,292

Source: CGM/SRK, 2020

Table 6-5: Marmato UZ Sustaining Capital (2020 to 2026) (US$)

Description	2020	2021	2022	2023	2024	2025	2026
Infill Drilling	2,200,000	2,200,000	2,200,000	2,200,000	2,200,000	121,000	121,000
Development	1,187,325	2,998,025	1,986,625	224,250	-	-	-
Mine Sustaining	2,127,399	1,777,862	1,852,400	3,858,800	-	154,000	279,400
Plant Expansion	5,035,000	3,511,000	1,210,000	440,000	1,430,000	-	-
Plant Expansion	1,258,750	877,750	302,500	110,000	357,500	-	-
Contingency
Plant Sustaining	300,000	300,000	300,000	300,000	300,000	300,000	300,000
Dewatering	135,000	713,569	1,427,137	-	-	-	-
Closure Costs	-	-	-	-	-	-	-
Total	$12,243,474	$12,378,206	$9,278,662	$7,133,050	$4,287,500	$575,000	$700,400

Source: CGM/SRK, 2020

Table 6-6: Marmato UZ Sustaining Capital (2027 to 2034) (US$)

Description	2027	2028	2029	2030	2031	2032
Infill Drilling	121,000	121,000	121,000	121,000	121,000	-
Development	-	-	-	-	-	-
Mine Sustaining	-	-	-	-	-	-
Plant Expansion	-	-	-	-	-	-
Plant Expansion Contingency	-	-	-	-	-	-
Plant Sustaining	300,000	300,000	300,000	300,000	300,000	-
Dewatering	-	-	-	-	-	-
Closure Costs	-	-	-	-	-	6,100,000
Total	$421,000	$421,000	$421,000	$421,000	$421,000	$6,100,000

Source: CGM/SRK, 2020

MDZ Capital Costs

The MDZ is a lower part of the deposit that is undeveloped. Before CGM can exploit this part of the deposit it will have to expand the existing operation. The expansion is planned to be executed between the years of 2021 and 2023.

The capital cost estimates prepared for the expansion into the MDZ area also include estimates for Engineering, Procurement and Construction Management (EPCM) and the Owner’s cost to manage it. The cost estimate is based on cost models prepared by SRK and Ausenco with site specific inputs from CGM. The estimate indicates that the expansion will require an investment of US$269.4 million, this includes an estimated capital of US$237.2 million plus 13.6% contingency of US$32.2 million. Table 6-7 summarizes the expansion capital estimate.

Table 6-7: MDZ Construction Capital (US$)

Description	LoM	2020	2021	2022	2023
Development	19,719,753	-	2,279,534	10,343,401	7,096,818
Mining Equipment Purchases	52,430,929	-	16,868,012	15,295,229	20,267,688
Mining Services	11,589,225	-	1,288,744	6,206,511	4,093,970
Infrastructure	33,201,830	-	16,600,915	16,600,915	-
Process Plant	42,371,769	-	21,185,884	21,185,884	-
DSTF	19,660,473	-	17,212,986	1,279,528	1,167,958
Temporary Power Line	272,727	-	272,727	-	-
Mining EPCM	9,276,559	-	2,883,922	4,999,126	1,393,512
Mining Owner’s	15,721,708	-	3,978,018	7,881,638	3,862,053
Infrastructure + Plant EPCM	10,484,229	-	5,242,114	5,242,114	-
Infrastructure + Plant Owner’s	13,602,581	1,087,625	4,663,472	5,298,567	2,552,917
Infrastructure + Plant Other Indirect	8,860,555	-	4,430,278	4,430,278	-
Sub-Total	237,192,337	1,087,625	96,906,605	98,763,190	40,434,916
Mining Contingency	15,091,967	-	2,508,648	5,950,365	6,632,954
Plant + Infrastructure Contingency	14,237,757	-	7,118,879	7,118,879	-
DSTF Contingency	2,871,944	-	2,581,948	191,929	98,067
Total Contingencies (13.6%)	32,201,668	-	12,209,474	13,261,173	6,731,021
Total	$269,394,005	$1,087,625	$109,116,079	$112,024,363	$47,165,937

Source: CGM/Ausenco/SRK, 2020

The MDZ will require sustaining capital to maintain the equipment and all supporting infrastructure necessary to continue operations until the end of its projected production schedule. The sustaining capital cost estimate developed for this mining area includes the costs associated with the engineering, procurement, construction and commissioning. The cost estimate is based on PFS designs and cost models prepared by SRK with site specific inputs from CGM. The estimates indicate that the Project requires sustaining capital of US$131.3 million to support the projected production schedule through the LoM.

Table 6-8 summarizes the LoM sustaining capital estimate and Table 6-9 and Table 6-10 present the same estimate by year.

Table 6-8: MDZ Sustaining Capital (LoM)

Description	LoM (US$)
Drilling	-
Development	34,285,846
Mine Equipment Purchases	17,166,844
Mine Equipment Rebuilds	26,862,004
Mining Owner’s Cost	5,892,624
Mining Contingency	14,671,389
DSTF Sustaining	23,806,666
115kV Power Line	5,614,521
Closure Costs	3,000,000
Total	$131,299,895

Source: CGM/SRK, 2019

Table 6-9: MDZ Sustaining Capital (2023 to 2027) (US$)

Description	2023	2024	2025	2026	2027
Drilling	-	-	-	-	-
Development	2,735,635	4,986,400	3,834,632	2,168,451	3,433,459
Mine Equipment Purchases	6,646,459	3,972,308	-	-	1,186,305
Mine Equipment Rebuilds	-	1,162,732	2,300,471	4,985,557	4,601,468
Mining Services	-	-	-	-	-
Mining Owner’s Cost	1,689,596	943,372	402,871	227,366	487,479
Mining Contingency	1,322,664	1,704,601	1,307,595	1,476,275	1,799,109
DSTF Sustaining	6,817,007	21,934	64,320	15,054	13,150,673
115kV Power Line	280,726	561,452	561,452	561,452	561,452
Closure Costs	-	-	-	-	-
Total	$19,492,087	$13,352,799	$8,471,341	$9,434,155	$25,219,945

Source: CGM/SRK, 2020

The sustaining capital cost estimate to support the 115kV power line was in fact estimated as a total cost of US$3.24 million. This cost estimate was converted to a loan payment program that considers a 10 year payment schedule and an 11.5% yearly interest rate. Each individual payment is calculated to be approximately US$561,452.

Table 6-10: MDZ Sustaining Capital (2028 to 2033)

Description	2028	2029	2030	2031	2032	2033
Drilling	-	-	-	-	-	-
Development	6,412,653	3,918,836	3,897,980	2,467,849	429,949	-
Mine Equipment Purchases	208,000	4,232,979	920,793	-	-	-
Mine Equipment Rebuilds	681,459	4,291,695	2,278,851	6,399,725	160,047	-
Mining Services	-	-	-	-	-	-
Mining Owner’s Cost	454,151	875,725	507,741	258,506	45,817	-
Mining Contingency	1,540,853	2,184,960	1,382,954	1,825,216	127,163	-
DSTF Sustaining	166,510	2,714,184	502,892	166,510	187,582	-
115kV Power Line	561,452	561,452	561,452	561,452	561,452	280,726
Closure Costs	-	-	-	-	-	3,000,000
Total	$10,025,079	$18,779,831	$10,052,664	$11,679,257	$1,512,011	$3,280,726

Source: CGM/SRK, 2020

Marmato Operating Costs

SRK, Ausenco and CGM prepared the estimate of operating costs for the PFS production schedule. Marmato UZ LoM cost estimate is presented in Table 6-11 and MDZ LoM cost estimate is presented in Table 6-12.

Table 6-11: UZ Operating Costs Summary

Description	LoM (US$/t-Ore)	LoM (US$000’s)
Mining	48.45	249,251
Process	12.07	62,082
G&A	13.82	71,086
Total Operating	$74.33	$382,419

Source: CGM/SRK/Ausenco, 2020

Table 6-12: MDZ Operating Costs Summary

Description	LoM (US$/t-Ore)	LoM (US$000’s)
Mining	35.19	512,288
Process	13.68	199,113
G&A	8.23	119,771
Total Operating	$57.10	$831,173

Source: CGM/SRK/Ausenco, 2020

6.1.12 Economic Analysis

The valuation results of the Marmato Project indicate that is has an after-tax IRR of 19.5% and an after-tax Net Present Value (NPV) of approximately US$256.1 million, based on a 5% discount rate and gold and silver prices of US$1,400/oz and US$17.00/oz respectively. The cash flow profile also shows a shorter payback for the investment when comparing to a stand-alone MDZ operation, to the combine operations present a payback within the year of 2026, while a stand-alone MDZ operations would present a payback in the year of 2027. The operation is projected to have negative cash flows between the years 2020 and 2023, when the MDZ is installed, with payback for the expansion expected by 2026. The annual free cash flow profile of the Project is presented in Figure 6-5.

Source: SRK, 2020

Figure 6-5: Marmato After-Tax Free Cash Flow, Capital and Metal Production

Indicative economic results are presented in Table 6-13. The Project can be considered a gold operation with a sub-product of silver, where gold represents 99% of the total projected revenue and silver the remaining 1%. The underground mining cost is the heaviest burden on the operation representing 62% of the operating cost, as presented in Figure 6-6.

Source: SRK, 2020

Figure 6-6: Marmato Operating Cost Break-Down

Table 6-13: Marmato Indicative Economic Results

LoM Cash Flow (Unfinanced)
Total Revenue	USD	2,625,861,238
Mining Cost	USD	(761,539,531)
Processing Cost	USD	(270,396,073)
G&A Cost	USD	(190,857,579)
Total Opex	USD	(1,222,793,183)
Operating Margin	USD	1,403,068,055
Operating Margin Ratio	%	53%
Taxes Paid	USD	(210,374,619)
Free Cash Flow (before initial capital)	USD	760,268,116
Before Tax
Free Cash Flow	USD	701,248,730
NPV @ 5%	USD	396,654,830
NPV @ 8%	USD	279,571,263
NPV @ 10%	USD	219,652,793
IRR	%	26%
After Tax
Free Cash Flow	USD	490,874,111
NPV @ 5%	USD	256,075,253
NPV @ 8%	USD	167,009,205
NPV @ 10%	USD	121,855,455
IRR	%	19.5%
Payback	Year	2026

Source: SRK, 2020

The estimated All-in Sustaining Costs (AISC), including sustaining capital, is US$880/Au-oz. Table 6-14 presents the breakdown of the Marmato AISC.

Table 6-14: LOM All-in Sustaining Cost Breakdown

LOM All-in Sustaining Cost Breakdown
Mining	US$/Au-oz	408
Processing	US$/Au-oz	145
G&A	US$/Au-oz	102
Refining	US$/Au-oz	6
Royalty	US$/Au-oz	130
Sustaining Capital	US$/Au-oz	102
Silver Credit	US$/Au-oz	(14)
AISC	US$/Au-oz	880

SRK’s standard Cash Cost reporting methodology for NI 43-101 reports includes smelting/refining costs; whereas CGM’s basis of reporting treats these costs as a reduction of realized gold price (the refinery discounts the selling price by a factor to cover these charges) and excludes them from its reported “total cash cost per ounce”.

Source: SRK, 2020

6.1.13 Conclusions and Recommendations

Property Description and Ownership

SRK noted within the transfer of licenses from the previous owner, a gap between the existing licenses for Zona Baja (#014-89m) and Echandia (#RPP_357), and CGM applied to the Colombian government for formal approval to continue mining in the identified gap. SRK has reviewed the application within the government website and noted that the status is defined as “in progress”, which has been the reported status since September 30, 2009. SRK understands that at the end of the pre-feasibility study process (May 2020) the issue was resolved with the government determining that there is no gap and that the area falls within the license for Zona Baja (#014-89m). As the license gap is no longer an issue, there may be additional optimization opportunities for the Marmato Project that should be explored during the next phase of work.

In 2017 CGM began the process and submitted to the government the application for the license extension to the current operation and future exploration for license #014-89, with the original license currently held to October 2021. On February 2, 2021, the Company received the 30-year extension of mining license #014-89.

Geology and Mineralization

SRK produced an updated 3D geological model for the Marmato deposit as part of the current study. SRK considers this to have increased the confidence in the spatial location of the various geological units. CGM geologists as part of the on-going exploration continue to develop the geological knowledge on the project and have supplied additional fault information which should be integrated into further lithological models. SRK does not consider these faults to have a material impact on the current mineral resource estimate but notes that it may impact future underground infrastructure (such as a decline).

Status of Exploration, Development and Operations

The databases comprise a combination of historical and recent diamond core and underground channel samples. In total, there are some 1,317 diamond drillholes for a combined length of 266,390 m; plus 24,824 individual underground channel samples, inclusive of current mine sampling contained in the databases

SRK is of the opinion that the exploration and assay data is sufficiently reliable to support evaluation and classification of Mineral Resources in accordance with generally accepted CIM Estimation of Mineral Resource and Mineral Reserve Best Practices Guidelines (2014).

SRK notes that CGM exploration continues at the project throughout 2020 and SRK has reviewed the 2020/2021 drilling plan. The drilling is targeting mineralization in the hanging wall of the current estimate which is referred to by CGM as the New Zone, which may impact on current mining infrastructure if further mineralization is located, which may require modifications to the current mine design. SRK therefore recommends that the geological model and mineral resource should be updated to reflect the new drilling upon completion as the impact of these in future models may impact the design prior to construction

Mineral Processing and Metallurgical Testing

Native gold is the predominant gold carrier and over 99% of the gold particles occurred within mineral structures that would be readily accessible by leaching solutions.

The PFS metallurgical program optimized process parameters required to recover gold and silver values from MDZ ore using a process flowsheet that includes gravity concentration followed by cyanidation of the gravity tailing.

Comminution tests demonstrated that the MDZ ore is classified as hard with regard to impact breakage and grinding characteristics.

Overall gold recovery is estimated at 95% and overall silver recovery is estimated at 51%. There is little difference in reported gold recoveries for the master and variability composites and gold recovery appears to be independent of ore grade over the range tested.

Cyanide destruction tests demonstrated that weak acid dissociable cyanide (CNWAD) could be reduced to less than 10 mg/L with the SO2/air process. However, CNWAD levels will further attenuate to less than 1 mg/L with time.

Pressure filtration will be required to dewater thickened tailings in order to achieve less than 15% moisture content required for disposal in a DSTF.

Mineral Resource Estimate

The resource evaluation work was completed by Mr. Benjamin Parsons, MAusIMM (CP#222568). The effective date of the Mineral Resource Statement is March 17, 2020, which is the last date assays and the surveyed depletion outlines were provided to SRK.

SRK has produced block models using Datamine™. The procedure involved import from Leapfrog™Geo of wireframe models for the fault networks, veins, definition of resource domains (high-grade sub-domains), data conditioning (compositing and capping) for statistical analysis, geostatistical analysis, variography, block modelling and grade interpolation followed by validation. Grade estimation for the veins has been based on block dimensions of 5 m by 10 m by 10 m for the Porphyry and MDZ units. Sub-blocking to 0.5 m by 1 m by 1 m has been allowed to reflect the narrow nature of the geological model. The block size reflects the relatively close-spaced underground channel sampling and spacing within veins compared to the wider drilling spacing, with the narrower block size used in the MDZ at depth to reflect the proposed geometry of the mineralization (steeply dipping).

SRK is of the opinion that the MRE has been conducted in a manner consistent with industry best practices and that the data and information supporting the stated mineral resources is sufficient for declaration of Measured, Indicated and Inferred classifications of resources. SRK considers the veins (including splays) and the MDZ to be of sufficient confidence for use in a mining study but recommends further work on the short scale variability within the porphyry be completed to confirm the current interpretation within areas of the existing mining infrastructure prior to use in any mining studies.

Mining and Reserves

UZ Mine Design

CaF is the current mining method used for the Veins and is appropriate for the deposit geometry. A modified longhole stoping method will be used for the Transition zone to take advantage of the bulk characteristics of the deposit.

Stope optimizations were run using a minimum CoG of 2.23 g/t Au for the Veins and 1.91 g/t Au for the Transition zone.

Access to the Veins is already established. Primary haulage is on level 18 and material from levels above is transferred down via existing ore passes. Material below level 18 is transported up via an incline or via the apiques. The main production apique is at level 22, a secondary production apique is at level 20 and will extend down to level 22.

The Transition zone is accessed via level 21 and level 22. A ramp will also connect the two levels as a secondary egress and ventilation exhaust.

Tonnage and grades presented in the reserve include dilution and recovery. Productivities are based on the current mine productivities

A quarterly/yearly production schedule was generated using iGantt software. The schedule targeted 1,500 t/d with a gradual ramp up to meet the upgraded mill capacity. There is also a 2 Mt/y permit limit of moved material, which limits the production of the UZ.

MDZ Mine Design

Longhole stoping is an appropriate mining method for the deposit geometry. Stopes are sized to be large enough to take advantage of bulk mining methods, yet small enough to maintain stability and minimize dilution.

Optimizations were run using various CoG to identify higher grade mining areas and understand the sensitivity of the deposit to CoG. Results show large quantities of lower grade material where a small increase/decrease in CoG has a material impact on the quantity of economic material available for design. A minimum CoG of 1.61 g/t Au was used for design/reserve. Higher grade stopes based on 3.5 g/t stope optimization results were designed as a first pass, with the lower grade stopes added as separate stopes. This allowed for scheduling of higher grade stopes first.

The MDZ is accessed through a decline drift with conveyor. Tonnage and grades presented in the reserve include dilution and recovery and are benchmarked to other similar operations. Productivities were generated from first principles with inputs from mining contractors, blasting suppliers, and equipment vendors where appropriate. The productivities were also benchmarked to similar operations. Equipment used in this study is standard equipment used world-wide with only standard package/automation features.

A quarterly/yearly production schedule was generated using iGantt software. The schedule targeted 4,000 t/d.

Geotechnical

The geotechnical investigation, laboratory tests and design are suitable for a PFS project level design. The proposed design parameters are acceptable for a PFS study only.

Empirical charts suggest that the side walls are located in unsupported transition zones, which could require some spot ground support for potential wedge formations depending on discontinuity persistence/continuity.

SRK used the Bieniawski, 1993, empirical chart to estimate the open stope stand-up time. A 10 m span stope can likely be open for one to six months without ground support.

Dilution was estimated using the empirical Clark and Pakalnis (1997) method. The thickness of external dilution is estimated as Equivalent Linear Overbreak/Slough (ELOS). The ELOS charts indicate that significant dilution is unlikely due to the good rock mass quality (RMQ). Wall damage would likely be associated with blasting overbreak. SRK considerers it relevant to conduct a blasting study during the FS to evaluate the degree of overbreak.

To estimate the backfill strength requirements, SRK applied the Mitchell et al, 1982 analytic solution which suggests that a backfill uniaxial compressive strength (UCS) of 1 megapascals (MPa) will be adequate to maintain backfill stability and prevent backfill from sloughing into the open stope. Negligible wall sloughing is anticipated.

Hydrogeology

The 3D groundwater flow model for the Marmato project was developed, reasonably calibrated to available measured water level and groundwater flow data, and used to make predictive simulations of:

•	Passive inflow to the existing and planned deep underground mines
•	Propagation of drawdown during proposed dewatering during mining
•	Changes in groundwater discharge to rivers and creeks during mining

The model predicts that:

•

The majority of inflow to the planned mine (up to 78 L/s with a possible range from 56 to 159 L/s) is expected from the upper levels above 730 m, where elevated hydraulic conductivity values of bedrock groundwater system were measured.

•	Mine inflow to the MDZ planned mine below 730 m is predicted to be lower (15 L/s with upper limit of 34 L/s) due to reduced measured hydraulic conductivity with depth.
•	The total maximum planned mine discharge is predicted to be up to 88 L/s, with a possible range from 61 to 167 L/s.
•	Total maximum discharge into the entire mine complex, including flow to existing mine levels, is predicted to be up to 111 L/s, with a possible range from 89 to 168 L/s.
•

Major sources of mine inflow are depletion of groundwater storage and capturing of groundwater discharge to surface water bodies (i.e., streams). The model does not predict reversing of hydraulic gradient between the mine area and the Cauca River and does not predict inflow to the mine from the river. However, further investigation of the structures and their hydrogeological role are needed to verify this conclusion.

•	Lowering of the water table in the mine area of up to 140 m and drawdown propagation of up to 2 km away from the mine, assuming a 10-m drawdown extent

In SRK’s opinion, the completed predictions are conservative, given the following:

•

The model is based on extrapolation of the measured hydraulic conductivity values in mine area for entire model domain, including topographic highs areas outside of the mine area, where measured water levels are high and hydraulic conductivity values are most likely lower than in the mine area.

•

The model uses high recharge from precipitation to calibrate the model to measured water levels, combined with geomean hydraulic conductivity values in discrete depth intervals that are derived from measured hydraulic conductivity values in the mine area.

•

The model uses calibrated conductance values that reproduce measured inflow to the existing, relatively shallow mine for simulation of groundwater inflow to the deep underground developments of the planned mine.

•	The model simulates no restriction of groundwater inflow to the backfilled stopes for Base Case and Maximum Inflow scenarios.

The completed analysis of available hydrogeological data and numerical groundwater modeling indicate that several uncertainties remain in understanding of the hydrogeology, including hydrogeological role of the faults, hydraulic properties of bedrock outside of the mine area, recharge estimates, spatial and vertical distribution of groundwater inflow to the current mine, water table elevation, and water level changes due to passive mine dewatering and seasonal changes in precipitation.

To reduce these uncertainties, SRK recommends completing the following additional hydrogeological investigations/analyses for the FS:

•	Structural analysis of the geological features and faults outside of the mining area, with emphasis on potential connection to the Cauca River
•	Detailed water balance and estimate of recharge from precipitation
•	Detailed groundwater inflow mapping in existing developments
•	Evaluation of the role of backfilling in reduction of groundwater inflow to the mine
•	Improvement of mine discharge measurements at each level of the existing mine
•	Re-survey existing monitoring locations, with emphasis on ground and collar elevations
•	Installation of groundwater level monitoring network outside of mine area and along the river valley, including hydrogeological testing during construction of monitoring wells
•	Detailed water level measurements to observe:
o	Drawdown propagation as result of mine dewatering
o	Seasonal variation as result of precipitation
•

Additional large-scale hydraulic testing to identify zone of enhanced permeability related to Fault 2 (in areas where planned conveyor decline and egress ramp plan to intersect this fault at multiple locations/elevations) and Fault 1-3 (intersects planned stopes in multiple elevations). In addition, test the S. Ines Fault (intersects the planned stopes in the upper levels and part of the egress ramp)

•	Drilling and hydraulic testing of pilot holes in places where ventilation declines are planned
•	Updates to the developed numerical groundwater model based on above items to improve its predictability:
o	Better calibration of the model to water levels for future pore pressure predictions
o	Re-evaluation of pumping design based on updated inflow predictions
o	Evaluation of flow-through hydrogeological conditions during post-mining
•	Groundwater chemistry sampling

Recovery Methods

An ore processing plant has been designed to process MDZ ore at the rate of 4,000 t/d using conventional processes that are standard to the industry including: primary and secondary crushing, SAG/ball mill grinding, gravity concentration, agitated cyanide leaching, carbon-in-pulp (CIP), gold elution, electrowinning and smelting to produce a final doré product.

Project Infrastructure

The existing infrastructure for the UZ operations is established and meets the project requirements. The addition of the water supply pumping system from the Cauca River will address potential water sourcing issues during drought seasons.

The new MDZ infrastructure includes the required access, power supply, water supply, tailings storage, and support facilities to support the production of 4,000 t/d from the new plant and mine.

A full understanding of the mine water and DSTF water requirements and runoff will allow for optimization of the site runoff pond and water treatment capacities.

Tailings Management Facility

SRK advanced the conceptual designs of DSTF 2 and DSTF 1 to a level sufficient for cost estimating. The designs include consideration of the following specific elements:

•	Subgrade preparation include topsoil salvaging, removal of unsuitable material and excavation of stability benches and embankment keys
•	Construction of rockfill starter embankments using a combination of imported and on-site borrow
•	Construction of underdrain network and underdrain flow management
•	Construction of seepage collection drains on dry stack benches and seepage management systems
•	Construction of stormwater diversion and control channels
•	Management of contact stormwater on dry stack top deck and return to process
•	Access and haul roads between plant and DSTF 2 and DSTF 1
•	Temporary storage area for filtered tailings
•	Temporary holding pond for non-filtered tailings
•	Topsoil and unsuitable soil stockpile area with underdrainage system

Currently identified risks and opportunities with respect to the costs developed for the PFS have been identified in relation to the following:

•	The inability to characterize the foundation conditions beneath the conceptual DSTF footprints.
•	Ongoing geochemical characterization of both waste rock and ore/tailings indicating some of the waste rock and tailings may be acid generating and therefore require special management considerations.
•

Immediate characterization and analysis of Cascabels 1 and 2 to demonstrate compliance with internationally accepted standards of practice and provide for tailings management through commissioning of a new DSTF.

•	More extensive testing of tailings to confirm tailings geotechnical characteristics and cement addition requirements.
•	Stormwater maintenance requirements at both DSTF 1 and DSTF 2 constitute higher costs through operations and closure than is currently allowed for in the PFS costs.

Environmental Studies and Permitting

The following interpretations and conclusions have been drawn with respect to the currently available information provided for the Marmato Project:

•

Environmental Studies: Baseline studies have been completed or are currently underway with respect to the existing facilities (additional tailings storage capacity request) and MDZ proposed expansion. These resource studies will be used for impact analysis and the development of mitigation actions and environmental management planning.

•

Environmental and Social Management: Environmental and social issues are currently managed in accordance with the approved PMA and will likely need to be updated and/or modified for the proposed MDZ expansion project.

•

Monitoring: Routine monitoring is currently conducted on seven domestic wastewater discharges and three non-domestic (industrial) wastewater discharges. Air quality emissions from the metallurgical laboratory and smelter are also monitored for: particulate matter (PM), sulphur dioxide (SO2) nitrogen oxides (NOX) and lead (Pb). The tailings are infrequently monitored for hazard classification purposes through a Corrosive, Reactive, Explosive, Toxic, Inflammable, Pathogen (biological) (CRETIP) program. The results of the monitoring are provided to Corpocaldas. This monitoring program will require significant modification to include the facilities for the proposed MDZ expansion project, and to bring it up to international best practice standards.
•

Geochemistry: Acid-generating sulfide minerals identified in the deposit include pyrite, arsenopyrite, iron-bearing sphalerite, pyrrhotite, and chalcopyrite (SRK, 2017). Samples of groundwater discharging into the underground are predominantly acidic. The underground water samples contain elevated metal(loid) concentrations. While the tailings will be discharged with a neutral to alkaline supernatant, the tailings themselves will be potentially acid generating (PAG) with the potential to eventually overwhelm the alkaline supernatant and produce acid drainage in the long term. A waste rock analytical program completed in 2012 in support of an open mine design indicated that a significant fraction of waste rock could be potentially acid generating (KP, 2012).

•

Permitting: Operations are permitted through the posting of an Environmental Management Plan (PMA) and secondary permits for use of water abstraction, forest use, air emissions, discharges and river course (channel) construction. The PMA for the current operations was originally approved in 2001. Minor modification of the PMA (including and environmental impact analysis) is currently underway as part of the request for additional tailings storage areas. Major modification of the PMA will be required for the MDZ expansion project.

•

Stakeholder Engagement: CGM has conducted extensive stakeholder identification and analysis programs and has set stakeholder engagement objectives and goals to develop communications plans with government, community, media and small miners but CGM does not currently have a formal stakeholder engagement plan.

•

Closure Costs: The reclamation and closure cost estimate provided for the current operations is approximately US$6.1 million, though there is considerable uncertainty surrounding the basis for this estimate. An additional US$3.1 million is estimated for the MDZ expansion facilities (assuming concurrent tailings reclamation), for a total of US$9.2 million. A requirement for long-term post-closure water treatment, if any, could significantly increase this estimate.

There do not appear to be any other known environmental issues that could materially impact CGM’s ability to conduct mining and milling activities at the site. Preliminary mitigation strategies have been developed to reduce environmental impacts to meet regulatory requirements and the conditions of the PMA.

Recommendations

Environmental Studies and Permitting

The following recommendations are made with respect to environmental, permitting and social issues regarding the Marmato Project:

Prepare a more detailed site-wide closure plan for the existing Marmato facilities, including building plans and equipment inventories) from which a more accurate final closure cost estimate can be developed.

Continue work on groundwater hydrogeology and surface water to better define the risk associated with potential groundwater contamination and underground dewatering impacts. A detailed evaluation, including a groundwater model, could provide information that would assist in forecasts of post-closure mine water discharge and possible long-term water treatment requirements. Such an investigation could also provide vital information on underground geotechnical stability, both during operations and post closure.

Characterization work should be completed on artisanal tailings and waste rock to understand their Acid Rock Drainage Medal Leaching (ARDML) potential and devise a long-term management plan.

A comprehensive baseline surface and groundwater sampling program will be important to establish the baseline condition and try to quantify the contributions from artisanal or pre-mining conditions, especially with respect to mercury from artisanal mining.

Substantial financial resources and technical specialist support will be required to implement the environmental monitoring and mitigation measures likely to be presented in the updated PMA for the expansion project.

Capital and Operating Costs

Marmato UZ is a currently operating underground mine, the estimate of capital includes some expansion capex to increase the mineral processing capacity and sustaining capital to maintain the equipment and all supporting infrastructure necessary to continue operations until the end of the projected production schedule. The estimate prepared for this study indicates that the Project requires a sustaining capital of US$54.8 million to support the projected production schedule throughout the LoM.

The MDZ is a lower part of the deposit that is undeveloped. Before CGM can exploit this part of the deposit it will have to expand the existing operation. The expansion is planned to be executed between the years of 2021 and 2023. The cost estimate indicates that the expansion will require an investment of US$269.4 million, this includes an estimated capital of US$237.2 million plus 13.6% contingency of US$32.2 million.

Ausenco prepared a detailed cost estimate for the MDZ mineral processing facility and other mine infrastructure but did not prepare an annual expenditure schedule for this capital.

SRK, Ausenco and CGM prepared the estimate of operating costs for the PFS’s production schedule. The estimated operating cost for the Marmato UZ is US$76.12/t -ore and for the MDZ is US$57.10/t -ore.

The estimated AISC, including sustaining capital, is US$880/Au-oz. Table 5-15 presents the breakdown of the Marmato AISC.

Table 6-15: LoM All-in Sustaining Cost Breakdown

LoM All-in Sustaining Cost Breakdown
Mining	USD/Au-oz	408
Processing	USD/Au-oz	145
G&A	USD/Au-oz	102
Refining	USD/Au-oz	6
Royalty	USD/Au-oz	130
Sustaining Capital	USD/Au-oz	102
Silver Credit	USD/Au-oz	(14)
AISC	USD/Au-oz	880

SRK’s standard Cash Cost reporting methodology for NI 43-101 reports includes smelting/refining costs; whereas CGM’s basis of reporting treats these costs as a reduction of realized gold price (the refinery discounts the selling price by a factor to cover these charges) and excludes them from its reported “total cash cost per ounce”.

Source: SRK, 2020

The following recommendations are made with respect to capital and operating costs of the Marmato Project:

•	Prepare first principles estimate of capital and operating costs with enough accuracy to support future studies of the project, including:
o	Prepare cash flow model based on shorter periods of production
o	Prepare an expenditure curve for MDZ Mineral Processing and Site Infrastructure construction costs
o	Further detail the site-specific operating cost data and cost models to include fixed and variable nature of costs and detail the cost models to include breakdown by area and function

o	Improve cost models to include currencies used to estimate each cost and prepare sensitivity to currencies variability

Economic Analysis

The valuation results of the Marmato Project indicate that is has an after-tax IRR of 19.5% and an after-tax NPV of approximately US$256.1 million, based on a 5% discount rate and gold and silver prices of US$1,400/oz and US$17.00/oz respectively. The cash flow profile also shows a shorter payback for the investment required for the MDZ, bringing it back about a year to 2026. The operation is projected to have negative cash flows between the years 2020 and 2023, when the MDZ is installed, with payback for the expansion expected by 2026. LoM is projected to end in 2033 resulting in a total production of 1.87 Moz of gold and 1.57 Moz of silver in the form of doré bars containing both precious metals. Indicative economic results are presented in Table 6-16.

Table 6-16: Marmato Indicative Economic Results

LoM Cash Flow (Unfinanced)
Total Revenue	USD	2,625,861,238
Mining Cost	USD	(761,539,531)
Processing Cost	USD	(270,396,073)
G&A Cost	USD	(190,857,579)
Total Opex	USD	(1,222,793,183)
Operating Margin	USD	1,403,068,055
Operating Margin Ratio	%	53%
Taxes Paid	USD	(210,374,619)
Free Cash Flow (before initial capital)	USD	760,268,116
Before Tax
Free Cash Flow	USD	701,248,730
NPV @ 5%	USD	396,654,830
NPV @ 8%	USD	279,571,263
NPV @ 10%	USD	219,652,793
IRR	%	26%
After Tax
Free Cash Flow	USD	490,874,111
NPV @ 5%	USD	256,075,253
NPV @ 8%	USD	167,009,205
NPV @ 10%	USD	121,855,455
IRR	%	19.5%
Payback	Year	2026

Source: SRK, 2020

The Project is a gold operation with a sub-product of silver, where gold represents 99% of the total projected revenue and silver the remaining 1%. The underground mining cost is the heaviest burden on the operation representing 62% of the operating cost, while processing costs represent 22% and G&A costs the remaining 16%.

The following recommendations are made with respect to the economic evaluation of the Marmato Project:

•

The schedule prepared for Marmato UZ doesn’t fully utilize its mineral processing capacity for several years of the life of mine. Investigate the possibility to expand the total mine movement permit to allow Marmato UZ to process its run of mine using its plant at full capacity, as this will very likely improve the overall project economics.

6.2	Juby Project Summary

Unless otherwise stated, the information, tables and figures that follow relating to the Juby Project are derived from, and in many instances are, direct extracts from the 2020 Juby Technical Report, which is incorporated by reference into this Annual Information Form. The 2020 Juby Technical Report summary reproduced below is based on assumptions, qualifications and procedures which are not fully described herein. Further, the summary below includes defined terms that are different from or may conflict with those used in the rest of this Annual Information Form. Reference should be made to the full text of the 2020 Juby Technical Report, which may be accessed through the Company’s website at www.arisgold.com or through its profile on SEDAR at www.sedar.com.

Summary

SGS Geological Services (“SGS”) and GeoVector Management Inc. (“GeoVector”) were contracted by the Company to complete updated Mineral Resource Estimates (“MRE’s”) on the Juby Project and to prepare a technical report written in support of the updated MRE. The Property currently comprises the Juby Main Zone (“JMZ”), Golden Lake Zone (“GLZ”), Hydro Creek-LaCarte Zone (“HCLZ”) and Big Dome Zone (“BDZ”) deposits (the “Deposits”). Updated MRE’s have been completed on all deposits.

The Property is an advanced exploration-stage gold project located approximately 15 km west-southwest of the town of Gowganda and 100 km south-southeast of the Timmins gold camp within the Shining Tree area in the southern part of the Abitibi greenstone belt. The reporting of the updated MRE complies with all disclosure requirements for Mineral Resources set out in the NI 43-101 Standards of Disclosure for Mineral Projects. The classification of the updated MRE is consistent with current CIM Definition Standards – For Mineral Resources and Mineral Reserves (2014).

The 2020 Juby Technical Report was written in support of MRE’s on the Project released by the Company on October 5th, 2020. The Company reported that the JMZ and GLZ deposits contain a pit constrained Indicated resource of 0.40 of 20.2 Mt at an average grade of 1.12 g/t for 728,000 ounces of gold and a pit constrained Inferred resource of 41.5 Mt at an average grade of 0.99 g/t for 1,319,000 ounces of gold g/t. In addition, Caldas reported that the BDZ and HCLZ deposits contain a pit constrained Indicated resource of 1.1 Mt at an average grade of 1.31 g/t for 45,000 ounces of gold and a pit constrained Inferred resource of 5.6 Mt at an average grade of 0.93 g/t for 169,000 ounces of gold g/t. All resources used a base case cut-off grade of 0.40. The effective date of the updated MRE is July 14, 2020.

6.2.1 Property Description, Location, Access and Physiography

The Project is located in northeastern Ontario approximately 15 km west-southwest of the small town of Gowganda and 100 km south-southeast of the city of Timmins in Tyrrell, Leonard and McMurchy Townships. The Property extends for 11 kilometers east-west and 9.50 kilometers north-south. It occurs on 1:50,000 scale NTS map sheet 41 P/10 and is centered approximately on longitude 81°01’00’’ W, latitude 47°37’00’’ N; or NAD 83 co-ordinates 499300 E, 5274000 N, Zone 17. During 2012 all the historic data was changed for the Project area from NAD 27, Zone 17 to NAD 83, Zone 17.

The Property consists of 308 unpatented mining claims (4,886.74 hectares) and 5 mining leases (400.83 hectares) covering a total of 5,287.57 hectares, or 13,065.87 acres.

The Juby Lease Property, currently Lease 108517, originally existed as a series of mineral claims which were taken to lease by a group of prospectors, designated as the “Juby Group”. The Juby Group optioned the Property to Getty Mines in 1974 and sold it to Pamour Porcupine Mines Limited in 1980. The Property was transferred to Royal Oak Inc. in 1996 and to Inmet Mining Corporation in 1999.

In July 2002, Temex Resources Corp. (“Temex”) purchased the Property from Inmet Mining Corporation (“Inmet”) for CAD$250,000 and 100,000 shares. The Property included the Juby Lease Property and an interest in unpatented claims that were known as the Juby JV Property (“JJV”). At the time of the purchase the JJV claims were held in joint venture between Goldeye Explorations Limited (“Goldeye”) and Inmet. A 2% NSR royalty in favour of the Juby Group is still applicable, which includes an annual advance on royalty payments, the amount of which is CAD$10,667. However, the underlying NSR agreement expires December 1, 2020.

In January 2012, Temex acquired the option to earn a 100% interest in the Golden Lake Property, which consists of 12 unpatented claims belonging to local prospectors. In order to earn the interest, Temex completed the following over a three-year term:

•	Made cash payments totaling $500,000,
•	Issued 500,000 common shares, and
•	Completed work programs totaling $750,000.

The optionors of the Golden Lake Property retained a 2.0% NSR royalty, of which 1.0% could have been purchased by Temex at any time within 8 years of the date of the agreement by paying to the optionors an aggregate of $1.5 million, or in separate increments of $750,000 each for 0.5% NSR royalty. Temex did not purchase the 1.0% NSR royalty.

On November 23, 2012, Temex executed a purchase and sale agreement whereby it purchased 100% of the interest held by Goldeye in claims which included 40 unpatented claims held as 40% Goldeye under the Juby JV agreement (60% Temex; such claims being referred to as the “Juby JV Property”), and 169 unpatented claims held as 100% Goldeye. As consideration for Temex’s acquisition of the acquired interests, Temex paid Goldeye CAD$500,000 and issued to Goldeye 5 million common shares of Temex.

Goldeye also granted to Temex the right to acquire any other landholdings held by Goldeye in Tyrrell Township which Goldeye may in the future propose to sell or otherwise dispose of. Certain of the 169 claims that were held as 100% Goldeye are subject to underlying NSR royalties ranging from 2.0 to 2.5%, all of which include buy-down provisions ranging from 1.0 to 1.5% NSR royalty. All of the claims subject to this transaction are referred to as the Juby Unpatented Claims.

On September 18, 2015 Lake Shore Gold Corp. (“Lake Shore”) announced that it had executed a purchase and sale agreement whereby it purchased 100% of the interest in all the assets of Temex, including the Project. This transaction involved the issuance of 0.105 Lake Shore common share for each Temex common share.

On April 1, 2016 Tahoe Resources Inc. announced that it had executed a purchase and sale agreement whereby it purchased 100% of the interest in all the assets of Lake Shore, including the Project, through the acquisition of all of the shares of Lake Shore. This transaction involved the issuance of 0.1467 Tahoe Resources Inc. common share for each Lake Shore common share.

On February 22, 2019 Pan American Silver Corp announced that it had executed a purchase and sale agreement whereby it purchased 100% of the interest in all the assets of Tahoe Resources Inc., including the Project. This transaction involved the issuance of 0.2403 Pan American Silver Corp. common shares for each Tahoe Resources Inc. common share. Those Tahoe Resources Inc. shareholders that did not wish to join Pan American Silver Corp. were paid CAD$3.40 in cash for each Tahoe Resources Inc. common share.

On June 20, 2020, South American Resources Corp. (“SARC”) acquired certain mining exploration assets in Northeastern Ontario (the “Acquisitions”) held by Lake Shore, now a wholly owned subsidiary of Pan American Silver Corp. The Acquisitions comprised a 100% interest in the Juby Project (the “Juby Acquisition”) and a 25% joint venture interest in certain claims adjoining the Juby Project (the “Knight JV Acquisition”).

Consideration for the Acquisitions consisted of the payment of US$9.5 million in cash to Lake Shore on closing of the Juby Acquisition and the payment of US$0.5 million in cash to lake Shore on closing of the Knight JV Acquisition; both payments were funded by Caldas, which also completed a non-brokered private placement of 7,000,000 common shares with Gran Colombia Gold Corp. (“Gran Colombia”), its principal shareholder, at a price of CAD$2.00 per share, for gross proceeds of CAD$14,000,000 (the “Private Placement”). Caldas’s common shares closed at CAD$1.85 on May 20, 2020, the day before the agreements to complete the Acquisitions and Gran Colombia’s anticipated private placement were announced.

On July 2, 2020, Caldas completed its acquisition of SARC by way of an amalgamation agreement, as amended (the “Amalgamation Agreement”), effecting a three-cornered amalgamation between Caldas, SARC and 1241868 B.C. Ltd., a wholly-owned subsidiary of Caldas Gold (the “Transaction”).

The acquisition of all of the issued and outstanding shares of SARC was completed by way of the Amalgamation Agreement. Pursuant to the terms of the Amalgamation Agreement, Caldas issued 20,000,000 common shares of Caldas (the “Consideration Shares”) to current shareholders of SARC and assumed SARC’s payment obligations in connection with the Acquisitions. Upon completion of the Amalgamation Agreement, SARC became a wholly-owned subsidiary of Caldas; with the issuance of the Consideration Shares, Gran Colombia has a 57.5% equity interest in the issued and outstanding shares of Caldas.

6.2.2 History

Introduction

Prospectors first arrived in the Shining Tree area during the Gowganda silver rush in 1906-1910. Prospectors were dropped off by Ontario Northland Railway at Latchford and from here they canoed up the Montreal River into this area. Gold was discovered in 1911 approximately 20 kilometres southwest of the current Project and in the early 1930’s gold was discovered in the northern part of Tyrrell Township with the most significant discovery being the Tyranite deposit which produced approximately 1 tonne of gold between 1939 and 1942. During the 1932 to 1996 period, numerous companies completed surface exploration programs of mapping, prospecting, and ground geophysics, with limited drilling. No work was undertaken on portions of the Project area between 1984 and 1996 because the Temagami Land Caution, a moratorium on mineral exploration, was in effect. The most significant work completed during the 1994 to 2014 period was related to diamond drilling on the Juby, Golden Lake, Big Dome and Hydro Creek-LaCarte deposits.

Diamond Drilling Programs

Goldeye Exploration (1999 – 2011): BDZ Deposit

During 1998 Goldeye completed surface exploration of line cutting, ground IP and magnetics surveys, trenching and mapping on the BDZ deposit. The most significant work was the completion of 63 diamond drill holes totaling 21,519 metres, which is summarized in the following text.

During 1998 eight (8) diamond drill holes (G98-06 to G98-13) holes totaling 1,905 metres were completed on the eastern edge of the BDZ deposit. This drilling tested the Tyrrell Shear Zone and one of the better intersections was 2.4 g/t Au over 3.7 metres in G98-12.

From 1999–2008 a total of nineteen (19) diamond drill holes totaling 6,703 metres were drilled on the central and eastern portion of the BDZ deposit (G00-07, G00-14 to 17; G05-22 to 23; G06-24 to 29; G07-06 and G07-30 to 31; G08-32 to 33). This best two intersections were 130.0 g/t Au over 3.4 metres in G05-22 and 23.0 g/t Au over 7.7 metres in G05-23.

During 2009-2010 a total of twenty-six (26) drill holes totaling 9,970 metres (G09-35 to 44; G10-45 to 60) were completed. This drilling tested the depth and continuity of an iron formation in the western part of the BDZ deposit. Two of the better intersections were 1.9 g/t Au over 27.4 metres in G09-42 and 8.4 g/t Au over 3.0 metres in G10-54.

During 2011-12 a total of ten (10) diamond drill holes (G11-61 to 68; G12-69 to 70) totaling 2,941 metres were completed to evaluate and extend the known mineralization and the new Hanging Wall Breccia Zone. Two of the better intersections were 33.2 g/t Au over 1.0 metre in G11-68 and 12.3 g/t Au over 0.42 metres in G12-70.

Haddington Resources (1994 – 1996): HCLZ Deposit

Haddington Resources completed surface exploration that consisted of IP and magnetic surveys, geological mapping, soil geochemistry and prospecting. The most significant work was the completion of 32 diamond drill holes totaling 7,162 metres (HC-01 to 23; HC-05 to 08; GE-17, and GE-24 to 26; B-27). One of the better intersections was 2.03 g/t Au over 39.40 metres, which included 4.28 g/t Au over 12.10 metres in HC-23.

Goldeye Exploration (1998 – 2011): HCLZ Deposit

Goldeye completed surface exploration that consisted of IP and magnetic surveys, geological mapping, soil geochemistry and prospecting during this period over the HCLZ Deposit. The most significant work was the completion of 51 diamond drill holes totaling 10,892 metres, which is summarized in the following text.

During 1998, six (6) diamond drill holes (G98-01 to 3; OR-1 to 5) totaling 2,172 metres were completed. The better intersections included 1.2 g/t over 5.4 metres in OR-3 and 2.1 g/t Au over 16.0 metres in G98-02.

During 1999 – 2007, a total of thirty-two (32) diamond drill holes (H03-01 to 13; H04-14 to 28; H05-29 to 30 and H06-31 to 32) totaling 5154 metres were completed. The better intersections included 2.30 g/t Au over 23.60 metres in H03-05; 2.5 g/t over 2.8 metres in H03-12; 2.6 g/t Au over 10.5 metres in H04-17 and 2.1 g/t Au over 8.4 metres in H05-29.

In the 2009-2011 period, a total of thirteen (13) diamond drill holes (H09-33 to 36; H10-37 to 41 and H11-42 to 43) totaling 3566 metres were completed. The better intersections included 2.47 g/t Au over 30.95 metres in H09-33 and 1.82 g/t Au over 29.4 metres in H09-34.

Inmet Resources (1999 - 2000): JMZ Deposit

In 1999, Inmet drilled 25 holes for a total of 8,160 m in three programs from December 1999 to July 2000 on the Juby deposit. Inmet conducted a preliminary resource calculation, concluding that a low-grade resource of 34 Mt @ 1.0 g/t Au existed, with a higher-grade core of 2.19 Mt @ 4.65 g/t Au. Inmet stated “These resource calculations are far from mineable reserves”. This resource estimate is not in accordance with the categories set out in National Instrument 43-101.

Temex Resources Ltd. (2002 – 2013): JMZ, GLZ, BDZ, HCLZ Deposits

All previous drilling campaigns and surface exploration by other companies was compiled into a database by Temex. In addition, all the geological, geophysical, assay and geochemical data from the Golden Lake and former Goldeye properties was added to the Temex database over the period of 2006 to 2013. The main focus of exploration since 2002 has been diamond drilling to expand the mineral resources on the Project.

During the 2002 -2013 period, Temex completed the following exploration work on the Project:

•	Re-cutting the Inmet grid and adding intermediate lines at 50 m spacing.
•	Cutting ground grids at 100 m line spacing.
•	Ground magnetic and IP surveys over the ground grids.
•	Surveying of all the Inmet and Temex drill collars.
•	Trenching with channel sampling and mapping.
•	Bedrock mapping and prospecting over the cut grids.
•	Structural studies of drill core, bedrock trenches and field outcrops.
•	Seven drilling programs consisting of 140 NQ drill holes totaling 34,223 metres were completed on the JMZ during the 2002 to 2011 period.
•	Two drilling programs consisting of 31 NQ drill holes totaling 9,518 metres were completed on the Golden Lake unpatented claims during the 2012-2013 period.
•

Re-logging approximately 27,524 metres of NQ core in 106 historic drill holes and infill sampling of 120 historic drill holes for a total of 2727 samples on the Hydro Creek-LaCarte and Goldeye deposits during 2013.

Lake Shore (2017 – 2018): JMZ and GLZ Deposits

Lake Shore, a wholly owned subsidiary of Tahoe Resources, completed the following exploration work during the 2017-2018 period.

•

Bedrock mapping, prospecting in 2017 and one NQ drill hole totaling 300 metres on the 826 Zone in 2018. The 826 Zone is approximately 1000 metres south of the main Tyrrell shear zone that hosts all the currently known mineral resources.

•

One drilling program in 2018 consisting on 17 NQ drill holes totaling 6,006 metres. Two drill holes totaling 453 metres were drilled on the JMZ deposit for metallurgical purposes. 13 drill holes totaling 4,899 metres were drilled on the GLZ Lake deposit and extended the deposit an additional 750 metres to the west. Two (2) drill holes totaling 654 metres were drilled on the previously known portion of the GLZ deposit for metallurgical purposes.

6.2.3 Geology and Mineralization

Regional Geology

The Project occurs within the Shining Tree area, a region of Archean volcanic and sedimentary rocks that occurs south of the main part of the Abitibi greenstone belt. Volcano-sedimentary rocks of the Shining Tree area are intruded in the northwest by the Kenogamissi Batholith, intruded to the southwest by the Ramsey-Algoma granitoid complex, and are unconformably overlain to the east by sediments of the Huronian Supergroup. Recent geochronological work has enabled the Archean stratigraphy of the Shining Tree area to be correlated with that of the rest of the Abitibi greenstone belt. In the Project area, Archean volcanic rocks consist of tholeiitic mafic, komatiitic ultramafic and calc-alkaline intermediate to felsic rocks with associated volcaniclastic, epiclastic and chemical sedimentary rocks. These volcanic rocks are part of the 2720-2710 Ma Kidd-Munro assemblage. The Indian Lake Group sediments were considered to belong to the Timiskaming assemblage as these sandstones and conglomerate rocks were similar in appearance to the Timiskaming assemblage rocks in the Timmins and Kirkland Lake areas. However, recent age dating of the Indian Lake Group sedimentary rocks on the Project and in the Shining Tree area has returned age determinations of 2690-2680 Ma which means that these rocks are at least 10 million years older than the 2676-2670 Ma Timiskaming assemblage rocks of the Timmins and Kirkland Lake areas. Therefore, the sedimentary rocks and felsic to intermediate intrusions of the Indian Lake Group are most similar to the 2690-2680 Ma Porcupine assemblage. In addition, a first order regional scale structure called the Rideout-Tyrrell Deformation Zone (“RTDZ”) has been interpreted to extend through the Shining Tree area (Ayer et al, 2013). Portions of the Tyrrell Shear Zone (“TSZ”) on the Property may be a second order structure related to the more regional RTDZ.

Although the gold deposits and occurrences discovered have been historically small, the Shining Tree area has a number of positive geological features which compare very favourably with other gold districts, in particular, the Matachewan, Kirkland Lake and Timmins gold districts. These features include:

1)	Presence of komatiitic and variolitic metavolcanic rocks;
2)	Porcupine Assemblage conglomerate and unconformities;
3)	The RTDZ, which is a probable first order structure with gold mineralization and abundant carbonate alteration;
4)	The TSZ, which may be a second order structure related to the regional structure;
5)	Felsic to intermediate porphyries;
6)	Alkali volcanic rocks; and
7)	Numerous gold prospects.

Property Geology

The most recent geological map of the Project shows the Project to be underlain by Archean ultramafic, mafic and lesser intermediate volcanic rocks, separated from abundant Porcupine assemblage sediments by the west-northwest trending TSZ. These rocks and structural features are all overlain/intruded to the east by Proterozoic sediments of the Gowganda Formation and the Nipissing Gabbro. Numerous Archean age quartz-feldspar porphyritic dykes and Matachewan age diabase dykes occur on the Project. The TSZ occurs over the entire length of the Project and separates steeply dipping, altered (carbonatized, silicified, sericitized and albitized) Porcupine assemblage sediments, which consist of argillites, siltstones, arenites and conglomerates, the latter with minor amounts of jasperoid clasts, in the southern portion of the Property from the older Kidd-Munro assemblage, which consists of mafic to ultramafic flows, with locally well preserved spinifex textures, interflow sediments, flow top breccias, graphitic-sulphidic argillite and locally well-developed oxide and silicate iron formation, in the northern portion of the Property. All the Archean supracrustal rocks are cut by the north to northwest trending Matachewan diabase dyke swarm. Proterozoic sediments of the Gowganda Formation and Nipissing Diabase sills unconformably overlie all Archean rock units on the eastern edge of Tyrrell Township.

A Project-scale geological interpretation map was compiled based on detailed mapping completed by Temex, Goldeye and other previous workers, projections of the drill hole geology to surface and interpretation of airborne magnetic surveys and grid-based magnetic and IP surveys. This map is considered by the Authors to be a reasonably accurate representation of the geology. The main structural feature on the Project is the TSZ, which may be a second order splay or subsidiary break off the regional RTDZ. The TSZ hosts all the known deposits on the Project, which from east to west consist of the JMZ, GLZ, BDZ and HCLZ.

JMZ Deposit Geology

The JMZ deposit is developed within a sequence of moderate to steeply northeast dipping sediments of the Porcupine assemblage. The Juby deposit consists of a sheared and folded package of strongly altered and mineralized siltstone, argillite, arkose, matrix supported conglomerate and feldspar +/- quartz porphyry dykes. North to northwest striking diabase dykes of the Matachewan swarm cross cut the sediments and porphyry dykes and comprise about 15% of the deposit.

GLZ Deposit Geology

The GLZ deposit is in the Porcupine Assemblage sediments that have a moderate to steeply southwest dipping contact with the older Kidd-Munro assemblage. The sediments of the Porcupine Assemblage occur southwest of the mafic to komatiitic flows of the Kidd-Munro Assemblage. The deposit consists of a sheared and folded package of strongly altered and mineralized siltstone, argillite, arkose, matrix supported conglomerate, feldspar +/- quartz porphyry dykes, with lesser amounts of green carbonate altered komatiite and mafic volcanic rocks. North to northwest striking diabase dykes of the Matachewan swarm crosscut the sediments, porphyry dykes and mafic to ultramafic flows and comprise about 10% of the deposit.

BDZ Deposit Geology

The BDZ deposit is within the Kidd-Munro assemblage and occurs at the moderate to steeply southwest dipping contact with mafic flows to the southwest and komatiitic flows to the northeast. The deposit consists of a sheared and folded package of strongly altered and mineralized siltstone, graphitic-sulphidic argillite, arkose, minor matrix supported conglomerate, a narrow horizon of oxide and silicate iron formation, feldspar +/- quartz porphyry dykes and green carbonate altered komatiite and mafic volcanic rocks. North to northwest striking diabase dykes of the Matachewan swarm cross cut the sediments, porphyry dykes and mafic to ultramafic flows and comprise about 40% of the deposit.

HCLZ Deposit Geology

The HCLZ deposit is within the Kidd-Munro assemblage and occurs at the moderate to steeply southwest dipping contact with mafic flows to the southwest and komatiitic flows to the northeast. The deposit consists of a sheared and folded package of strongly altered and mineralized siltstone, graphitic-sulphidic argillite, arkose, minor matrix supported conglomerate, feldspar +/- quartz porphyry dykes and green carbonate altered komatiite and mafic volcanic rocks. A 10 to 50 metre wide diabase dyke of the Matachewan swarm occupies the structural hanging wall of the mineralized zone and follows the overall strike and dip of the deposit. The Hare Lake Intrusion cross cuts the komatiitic flows of the structural footwall and has been intersected by drill holes over widths of 8 to 75 metres at vertical depths of 325 to 350 metres in the central portion of the deposit. The intrusion consists of a diorite-monzonite-granodiorite suite of rocks that have been referred to as trachyte by previous workers (Beecham, 2002). In addition to the hanging wall diabase dyke there are north to northwest striking diabase dykes which cross cut the sediments, porphyry dykes and mafic to ultramafic flows. Overall diabase dykes comprise about 25% of the deposit.

Mineralization

Mineralization on the Project occurs predominantly along the TSZ, which strikes at 285 to 295° and has steep north to vertical dips in the area of the JMZ deposit. The structural attitude of the TSZ changes in the GLZ deposit with a strike of 310 to 320° and moderate to steep southwest dips. This change in structural attitude continues for another 5 kilometres and extends through the BDZ and HCLZ deposits. The clockwise rotation of the TSZ between the Juby and Golden Lake deposits is a manifestation of a regional monocline with a sub-vertical axis and northeast-southwest striking axial plane surface (Kruse, 2012).

The geology, alteration and gold mineralization of the TSZ is similar to that of the Kirkland Lake and Timmins gold camps. The mineralization in these gold camps is generally associated with high-grade, narrow veins, whereas the style of gold mineralization is different on some areas of the Property. Within the JMZ and GLZ deposits the gold mineralization is associated with narrow quartz-carbonate-pyrite veins hosted within wide zones (i.e. 20 to 330 metres) of ankerite-albite-silica-sericite alteration and variable amounts of fine-grained, disseminated pyrite. The gold mineralization at the BBZ and HCLZ deposits consists of multiple lenses containing narrow (i.e. <5m), higher grade (i.e. 16.85 g/t over 1m in H03-01 and 11.35 g/t over 1.35 in H03-04) quartz-carbonate-pyrite veins hosted within narrower to wide zones (i.e. 5 to 50 metres) of ankerite-albite-silica-sericite alteration and variable amounts of fine-grained, disseminated pyrite. The gold mineralization at the BDZ and HCLZ deposits appears to increase in grade with increasing fine grained, disseminated pyrite content, unlike the JMZ and GLZ deposits.

Where observed in outcrop and drill holes by the Authors, the JMZ and GLZ deposits contain bleached sediments varying from argillite to fine-grained conglomerate. A difference between these two zones is the moderately to intensely altered mafic to ultramafic rocks of the GLZ deposit that are locally very well mineralized. Within these zones, the sediments and mafic to ultramafic rocks are cut by abundant feldspar porphyritic dykes up to 2 m across, and by variably oriented quartz, carbonate and quartz-carbonate veins, typically less than 5 cm across. Locally, ≤2 m wide, laminated quartz-ankerite-pyrite veins and extensional quartz-chalcopyrite veins up to 3 cm wide occur. Alteration consists of weak to intense ankerite-albite-silica-sericite, which overprints all rock types and is most intense within the core areas of each zone and less intense in the halo areas of each zone. Variable amounts of fine-grained pyrite are disseminated in and immediately adjacent to the veins along with trace disseminated chalcopyrite. Feldspar and quartz porphyritic dykes are <1 to 25 metres wide, proximal to the gold mineralization and are weak to strongly altered, mineralized, and cut by quartz veins. The diabase dykes are up to 20 m wide, more widely distributed than the porphyry dykes, and are unaltered and generally devoid of veining. The feldspar porphyritic dykes, mafic to ultramafic rocks, and sediments are intensely sheared within the core areas and less sheared in the halo areas that form the structural hanging wall and footwall to the well mineralized core zones.

Gold mineralization in the JMZ and GLZ deposits occurs predominantly within the moderate to intense alteration. Within the alteration mineralization is typically proximal to the quartz-ankerite-pyrite veins and the quartz-chalcopyrite veins. Gold mineralization is very fine-grained and typically is not visible in hand sample. Gold grade is broadly correlative with intensity of alteration and sulphide (pyrite) content. The better grade sections are characterized by zones of multiple, narrow quartz-carbonate-pyrite veins and/or brecciation of the host rock. These sections are narrow (i.e. <5 metres) in the JMZ deposit and wider (i.e. 5-10 metres) in the GLZ deposit.

The geological setting of gold mineralization within the BDZ and HCLZ deposits is different from the JMZ an GLZ Lake deposits. In particular, the JMZ and GLZ deposits are dominantly hosted by a wide sediment package of the Porcupine Assemblage that is crosscut by 5-10% feldspar +/- quart porphyry dykes. The sediments are in structural contact with the older Kidd-Munro Assemblage mafic-ultramafic volcanics. The TSZ occurs dominantly in the sediments near this contact and is the primary control on the gold mineralization, whereas the BDZ and HCLZ deposits are hosted within a package of sheared and folded - mafic-ultramafic volcanic, siliciclastic sediments, chemical sediments and porphyritic dykes of the Kidd Munro assemblage. The narrow sequence of mineralized feldspar +/- quartz porphyry dykes and sediment package that hosts these deposits has mafic volcanic rocks in the structural hanging wall and green carbonate altered mafic to ultramafic rocks in the structural footwall. In addition, diorite-monzonite-granodiorite-trachyte dykes and sills of the Hare Lake Intrusion are present in the BDZ and HCLZ deposits (Beecham, 2002). The Hare Lake trachyte was intersected by drill holes over widths of 8 to 75 metres at vertical depths of 325 to 350 metres. Over these intervals there is gold mineralization associated with strongly developed red hematite – carbonate alteration and narrow (<5cm) quartz veining. The most notable drill intersection was in HC-22 (Beecham, 2002) with 0.31 g/t Au over 60.50 metres at a depth of 451.00 to 511.50 metres. Within this wide intersection there are two narrow intersections of 2.09 g/t over 1.50 metres

(452.50 -454.00 metres) and 2.60 g/t over 1.50 metres (508.50 -510.00 metres). In addition, there are better developed, narrow (i.e. <2m), high grade intervals of quartz-carbonate-pyrite veins.

Structure

Deformation in the Abitibi Greenstone Belt has a long and protracted history. Depending on the worker, up to eight generations of deformation have been described in the Abitibi Greenstone Belt along with a number of major tectonic-thermal and plutonic events. The resulting complex deformation history is intimately associated with gold mineralization. Deformation in the Shining Tree area is generally poorly understood relative to the Timmins or Kirkland Lake camps. However, the association between gold mineralization and major structural ‘breaks’ such as the Rideout-Tyrrell Deformation Zone does occur on the Property. The Rideout-Tyrrell Deformation Zone has been interpreted to extend through the Shining Tree area, and portions of the Tyrrell Shear Zone on the Property may be a second order structure related to the more regional Rideout-Tyrrell Deformation Zone.

The Project has been divided into five structural domains based on bedding orientation variations from the JMZ deposit in the east to the HCLZ deposit in the northwest, which define a sigmoidal pattern. Bedding has a variability of 20-40° between domains. The S1,2 cleavage, however, appears to be relatively consistent across domains, with a variability of 15-20°. S2 does not appear to have an axial planar relationship with folding at the BDZ and HCLZ deposits. Therefore, folds appear to be early (D1 or D2) and are transected by the later D3 cleavage(s) related to movement on the TSZ.

Gold Deposit Structural Attitudes

Zone	Eastern	Western	Strike /	Length	Width	Depth (metres)
	Edge (NAD	Edge (NAD	Dip	(metres)	(metres)
	83)	83)
Juby	503300E /	501000E /	285 to	2500	Average of 20	300 average
	5271300N	5272200N	295 / 70N		with a	with maximum
			to 90		maximum of	of 600
					80
Golden	501000E /	500200E /	310 to	1000	Average of 50	200 average
Lake	5272200	5273000N	320 / 50S		with a	with maximum
			to 90		maximum of	of 400
					330
Big	498200E /	497500E /	310 to	1000	Multiple	300 average
Dome	5274600N	5275000N	320 / 50S		lenses;	with maximum
			to 80S		average of 10	of 500
					to 50 across
Hydro	497000E /	496500E /	310 to	1200	Multiple	250 average
Creek –	5275200N	5275600N	320 / 50S		lenses;	with maximum
LaCarte			to 80S		average of 5 to	of 600
					20 across

6.2.4 Exploration and Drilling

The drilling completed on the Project prior to the 2018 drilling program on the GLZ deposit is described in the Updated Resource Report for the Juby Gold Project (Campbell et al., 2013) and the Updated Mineral Resource Report for the Juby Gold Project (Campbell et al., 2014), both of which are filed on SEDAR. During 2018, Lake Shore, a wholly owned subsidiary of Tahoe Resources, completed 18 diamond drill holes totaling 6,306 metres on the following areas of the Project:

GLZ deposit: 15 NQ drill holes totaling 5,553 metres. Thirteen (13) holes totaling 4,899 metres were drilled and extended the GLZ deposit an additional 750 metres to the west. Two (2) additional holes totaling 654 metres were drilled on the previously known portion of the GLZ deposit for metallurgical purposes.

JMZ Deposit: Two drill holes totaling 453 metres were drilled for metallurgical purposes.

826 Zone: one drill hole totaling 300 metres was drilled on the 826 Zone, which is approximately 1000 metres south of and parallel to the main TSZ.

6.2.5 Mineral Processing and Metallurgical Testing

Temex Metallurgical Testwork, 2013

Preliminary metallurgical testing of gold samples from the Project was carried out by SGS Canada Ltd. on samples taken from the JMZ deposit. These samples were taken from the Core, Halo and Porphyry zones, which defined the majority of the indicated mineral resource in the JMZ deposit. Sample material was collected from coarse (1/4”) assay reject material derived from drill holes completed in 2010. Selected material was representative of the range of widths and grade of the JMZ deposit and of the spatial extent of the deposit. Once collected and confirmed against approved sample lists the complete sample reject was shipped to SGS in Lakefield, Ontario. The scope of the program involved sample preparation, gravity concentration and cyanidation testwork.

Temex provided SGS with a list of the sample reject material and instructions to extract a representative split of coarse reject from each of the Core, Halo and Porphyry zone samples. The three sub-composite samples consisted of the following:

•	Sub-composite 1: Sediments from the Core and Halo Zones intersected in drill hole JU10-105.
•	Sub-composite 2: Sediments from the Core and Halo Zones intersected in drill hole JU10-115.
•	Sub-composite 3: Quartz–feldspar porphyry from the Porphyry Zone intersected in drill holes JU10-117 and JU10-119.

The sample preparation at the SGS facility for each sub-composite sample involved the following:

•	The sample length weighted amount of each reject sample interval was selected and added to the sub-composite.
•	The sub-composite was blended and homogenized.
•	Each sub-composite was stage crushed to minus 10 mesh.
•

The material required from each sub-composite for the master composite was split. The ratio of this material used for the master composite was 71.40%, 17.10% and 11.40% for sub-composite samples 1, 2 and 3, respectively.

•

The material for each composite sample was blended, homogenized and split into 1 kg and 10 kg test charges for cyanidation and gravity tests. An additional 1 kg charge was designated for material characterization of the sub-composite and composite samples.

  The preliminary testing program showed the following:

•	there is a lack of coarse free gold in all the composite samples, with most of the gold being distributed in the -105 micron fine fraction.
•

The best results for gold leach recovery were achieved at 80% passing 35 microns with recovery percentages ranging from 85% for the master composite to 90.5% for the sub-composite 3 from the Porphyry Zone. The sediments from the Core and Halo Zones had recoveries that ranged from 87% to 88.5% .

•	Reagent consumption is low for lime (0.81 -1.32 kg/t) and low to moderate for cyanide (0.33 -1.65 kg/t).

Tahoe Metallurgical Testwork, 2019

Preliminary metallurgical testing of gold samples from the Project was carried out by SGS Canada Ltd. for Tahoe on four (4) composite samples. The composite samples each comprised approximately 18m of 1⁄2 cut NQ drill core (drilled by Tahoe in June-July 2018), weighing between 40 and 43 kg each. The SGS head grades ranged from 0.94 g/t Au to 3.15 g/t Au Two (2) samples targeted higher grade material (above 2.0 g/t), one each from the JMZ and GLZ eposits. Two (2) samples targeted lower grade mineralization, one each from the “Sediments” of the JMZ and GLZ. The testwork included:

1)	sample preparation and characterization;
2)	grindability;
3)	gravity separation; and
4)	gravity tailings cyanidation.

The higher grade GLZ deposit sample had the lowest gold recovery but had the highest sulphide content of any of the samples, indicating a higher percentage of gold locked in pyrite. The GLZ deposit Sediment sample had good gold recovery at 88.4% at 75 μm, and the highest gravity recovery (27.2%) of any of the samples.

Cyanide (NaCN) consumptions were low and ranged from 0.12 kg/t to 0.56 kg/t, averaging 0.36 kg/t for all grind sizes for all 4 samples. Lime (CaO) consumptions ranged from 0.77 kg/t to 1.51 kg/t, averaging 1.06 kg/t for all samples.

6.2.6 Resource Estimation

Updated MRE’s have been completed for the Juby Main Zone (“JMZ”), Golden Lake Zone (“GLZ”), Hydro Creek-LaCarte Zone (“HCLZ”) and Big Dome Zone (“BDZ”) deposits (the “Deposits”). Completion of the current updated MRE’s for the Deposits involved the assessment of a drill hole database, which included all data for surface drilling completed through the fall of 2018, as well as updated 3D grade-controlled wireframe models, and available written reports.

Inverse Distance Squared restricted to mineralized domains was used to Interpolate gold grades (g/t Au) into two separate block models, one for the JMZ-GLZ deposits and one for the HCLZ and BDZ deposits.

In order to complete MRE’s for the Deposits, a database comprising a series of comma delimited spreadsheets containing drill hole information was provided by GeoVector. The database included diamond drill hole location information (NAD83 / UTM Zone 17), survey data, assay data, lithology data and specific gravity data. The data was then imported into GEOVIA GEMS version 6.8.3 software (“GEMS”) for statistical analysis, block modelling and resource estimation. Two GEMS projects were created, one project for the JMZ-GLZ deposits and one project for the HCLZ-BDZ deposits

The database used for the current MRE’s comprise data for 379 surface drill holes totaling 105,861 metres and 7 trenches for 577 metres completed between the JMZ-GLZ and the HCLZ-BDZ deposits to the end of 2018. The database totals 65,984 assay samples representing 74,160 metres of drilling.

The database was checked for typographical errors in drill hole locations, down hole surveys, lithology, assay values and supporting information on source of assay values. Overlaps and gapping in survey, lithology and assay values in intervals were checked. Minor errors have been noted and corrected during the validation process but have no material impact on the 2020 MRE’s. The database is of sufficient quality to be used for the current MRE’s.

For the 2020 MRE’s of the Deposits, 3D grade-controlled wireframe models, representing separate mineralized structures, and varying host rocks and grade distribution were constructed by GeoVector and reviewed by SGS. Minor edits were made where required. The 3D grade-controlled models were built in GEMS by visually interpreting mineralized intercepts from cross sections or plan sections using gold values.

Polygons of mineral intersections (snapped to drill holes) were made on each section and these were wireframed together to create continuous resource wireframe models in GEMS. Polygons of mineral intersections were constructed on 25, 50 m or 100 m spaced cross sections, depending on data spacing, with a 12.5 m, 25 m or 50 m sectional influence. The sections were created perpendicular to the general strike of the mineralization.

Surface elevation models were constructed for both the JMZ-GLZ and HCLZ-BDZ deposit areas are based on drill hole collar elevation data. There are currently no digital elevation models for either property.

For JMZ, three mineralized zones are defined including a higher-grade Core Zone rimmed by a lower grade Halo Zone, and Porphyry Zone immediately to the north in the hanging wall of the Core and Halo Zones. The JMZ mineralized zones trend roughly 285° and extend for 2,500 m northwest along strike and to a maximum depth of 750 m below surface. The Halo Zone was roughly coincident with a 0.1 to 0.2 g/t Au cut-off grade (“COG”) up to 0.75 g/t Au. The Core Zone is material >0.75 g/t Au. Zones are considered continuous based on a minimum width of 5 m above COG, and a maximum of 5 m internal dilution. Although an approximate COG of 0.75 g/t Au is used to define the line between these two zones, this is only a loose parameter as the intention is to honour the recognizable mineralized zones and to maintain continuity of zones.

The Porphyry Zone is composed of intercalated feldspar porphyry and altered Porcupine sediments. A domain was created for this zone using an approximate COG of 0.75 g/t Au, but the continuity of the zone was based on mineralized porphyry, rather than the assay results.

For GLZ, three mineralized zones are defined including a higher grade Core Zone rimmed by a lower grade Halo Zone, and Sedimentary Zone southwest of the Core and Halo Zones. The GLZ mineralized zones trend roughly 215° and extend for 1,750 m northwest along strike and to a maximum depth of 450 m below surface. In the GLZ, the Core model was created with an approximate COG of 1.0 g/t Au. The Halo and Sediment models were created with an approximate COG of 0.2 g/t Au.

Diabase dykes crosscut the mineralization, and dykes were modeled where they intersect the mineralized zones. Not all dykes that were represented on the geological map were modeled for resource estimates. A few narrow dykes that were interpreted to cross the mineralization at roughly right angles, based on limited outcrop and magnetic data, could not be modeled because they were parallel to interpretive sections and there was a lack of drill hole confirmation on these dykes. For each resource model the diabase dyke was used to transect the resource models and exclude areas from the resource estimate.

In addition to the resource models and diabase models, a surface for the base of the overburden was created. The upper boundary of the resource models did not extend beyond the overburden surface. Overburden in the area of the JMZ-GLZ area varies from a couple of metres to tens of metres thick.

For HCLZ-BDZ, mineralized zones defined include high grade Core Zones rimmed by low grade Halo Zones. The HCLZ-BDZ mineralized zones trend roughly 300° and extend for 3,000 m northwest along strike and to a maximum depth of 500 m below surface. For both the HCLZ and BDZ grade outlines were drawn on the vertical sections, representing a COG of 0.2 g/t Au for the Halo Zones and 1.0 g/t Au for the Core Zones.

As for the JMZ, diabase dykes crosscut the mineralization, and dykes were modeled where they intersect the mineralized zones. For each resource model the diabase dyke was used to transect the resource models and exclude areas from the resource estimate.

In addition to the resource models and diabase models, a surface for the base of the overburden was created. The upper boundary of the resource models did not extend beyond the overburden surface. Overburden in the area of the HCLZ-BDZ deposits varies from a couple of metres to 20 metres thick.

A statistical analysis of cumulative composite database within the Deposit wireframe models (the “resource” population) was conducted to investigate the presence of high grade outliers which can have a disproportionately large influence on the average grade of a mineral deposit. High grade outliers in the composite data were investigated using statistical data, histogram plots, and cumulative probability plots of the composite data. The statistical analysis was completed using GEMS.

After review, it is the Authors’ opinion that capping of high grade composites to limit their influence during the grade estimation is necessary for the Deposits. As a result, 1.0 m composites are capped at a value of 12 g/t Au for all JMZ-GLZ domains and 1.5 m composites are capped at 25 g/t gold for the HCLZ-BDZ Core domains. An analysis of the grade distribution of the 1.5 m composite populating the HCLZ-BDZ Halo domains found that there were no significant outlying values. The highest gold value from the Halo domains is 4.32 g/t.

The general requirement that all mineral resources have “reasonable prospects for economic extraction” implies that the quantity and grade estimates meet certain economic thresholds and that the mineral resources are reported at an appropriate cut-off grade taking into account extraction scenarios and processing recoveries. In order to meet this requirement, the Authors consider that the mineralization of the JMZ-GLZ and the HCLZ-BDZ deposits is amenable for open pit extraction.

In order to determine the quantities of material offering “reasonable prospects for eventual economic extraction” by an open pit, Whittle™ pit optimization software and reasonable mining assumptions and metal recovery assumptions are used to evaluate the proportions of the block model that could be “reasonably expected” to be mined from an open pit were used. The pit optimization was completed by SGS. The pit optimization parameters used are summarized in Table 6-17. Based on SGS’s experience with open pit exploration projects and mining operations, the Authors consider the assumptions listed in Table 6-17 to be appropriate reporting assumptions for the purposes of the current report. A Whittle pit shell at a revenue factor of 1.0 was selected as the ultimate pit shell for the purposes of the current MRE.

The reader is cautioned that the results from the pit optimization are used solely for the purpose of testing the “reasonable prospects for economic extraction” by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Property. The results are used as a guide to assist in the preparation of a mineral resource statement and to select an appropriate resource reporting cut-off grade.

Highlights of the MRE’s are as follows:

JMZ-GLZ Open Pit – 0.40 g/t cut-off grade

•	Indicated resource of 728,000 ounces of gold (20.2 million tonnes) at an average grade of 1.12 g/t
•	Inferred Resources of 1,319,000 ounces of gold (41.5 million tonnes) at an average grade of 0.99 g/t

HCLZ and BDZ Open Pit – 0.40 g/t cut-off grade

•	Indicated resource of 45,000 ounces of gold (1.1 million tonnes) at an average grade of 1.31 g/t
•	Inferred Resources of 169,000 ounces of gold (5.6 million tonnes) at an average grade of 0.93 g/t

Table 6-17: Parameters Used for the 2020 JMZ-GLZ and HCLZ-BDZ Whittle™ Pit Optimization

Parameter	Value	Unit

Gold Price	$1450	US$ per ounce

Pit Slope (overburden)	25	Degrees

Pit Slope (hard rock)	50	Degrees

Mining Cost (overburden)	$0.88	US$ per tonne mined

Mining Cost (hard rock)	$2.20	US$ per tonne mined

Processing Cost (incl. crushing)	$13.50	US$ per tonne milled

General and Administrative	$2.50	US$ tonne of feed
Gold Recovery	90	Percent (%)
Mining loss / Dilution	5 / 5	Percent (%) / Percent (%)

There is no other relevant data or information available that is necessary to make the technical report understandable and not misleading. The Authors are not aware of any known mining, processing, metallurgical, environmental, infrastructure, economic, permitting, legal, title, taxation, socio-political, or marketing issues, or any other relevant factors not reported in this technical report, that could materially affect the current MRE.

6.2.7 Recommendations

The Deposits of the Project contain within-pit Indicated and Inferred Mineral Resources that are associated with well-defined gold mineralized trends and models. All deposits, JMZ, GLZ, BDZ and HCLZ, are open along strike and at depth.

The Authors consider that the Project has potential for delineation of additional Mineral Resources and that further exploration is warranted. Caldas’s intentions are to continue to drill the Deposits in 2021 and plan to direct their exploration efforts towards resource growth, with a focus on extending the limits of known mineralization along strike and at shallow depths.

Given the prospective nature of the Project, it is the Authors opinion that the Property merits further exploration and that a proposed plan for further work by Caldas is justified. The proposed 2020-2021 work program (Table 26.1) will help advance the Project Deposits and will continue to enhance the economic viability of the Project.

The Authors are recommending that Caldas conduct further exploration, subject to funding and any other matters which may cause the proposed exploration program to be altered in the normal course of its business activities or alterations which may affect the program as a result of exploration activities themselves.

For 2020, Phase 1 of the proposed work program would involve a desktop technical review to ascertain the appropriate targets and the size and types of activities in an exploration program. This technical planning will be supplemented by permitting and logistical planning necessary to properly prepare for a proposed 2021 drilling program.

Subject to a positive outcome from Phase 1, the Phase 2 program would be conducted in the Winter-Fall months (January to November) and is tentatively planned to include 10,000 m of expansion drilling on the current Inferred mineral resources.

The total cost of the recommended 2020-2021 work program is estimated at CAD$1.945 million.

The Phase 2 technical activities are designed to culminate in an updated 43-101 technical report for Mineral Resource Estimates.

SG data from drill core is limited on the Property. It is recommended that additional data be collected on recent drill core and on drill core from future drilling. It is recommended that at least 1,000 to 2,000 samples of drill core be tested for SG, representing all rock types and mineralization types from all deposits from the Property.

Surface elevation models used for the MRE were constructed for both the JMZ-GLZ and HCLZ-BDZ Deposit areas are based on drill hole collar elevation data. There are currently no digital elevation models (“DEM”) for either property. It is strongly recommended that an airborne LiDAR (Light Detection and Ranging) survey be completed over the Property.

ITEM 7.	DIVIDENDS AND DISTRIBUTIONS

Bluenose did not pay any dividends or distributions for the financial year ended June 30, 2019 or during the period beginning July 1, 2019 and ending on the date of completion of the RTO Transaction.

Since the completion of the RTO Transaction on February 24, 2020, the Company has not paid any dividends or distributions. Except as otherwise disclosed herein or pursuant to the policies of the stock exchange on which the Common Shares are listed from time to time and the BCBCA, there are no restrictions on the Company that would prevent it from paying a dividend or distribution. See “Risk Factors – Note Indenture Restrictive Covenants”. The Company does not currently have a dividend or distribution policy in place. See “Risk Factors – No Dividends”.

ITEM 8.	DESCRIPTION OF CAPITAL STRUCTURE

8.1	Authorized Share Capital

The authorized capital of the Company consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value. As at the date of this Annual Information Form, there were 137,832,940 Common Shares issued and outstanding as fully paid and non-assessable, and no Preferred Shares of the Company issued or outstanding.

8.2	Common Shares

The holders of Common Shares are entitled to receive notice of and to attend all meetings of the Shareholders of the Company and to one vote per Common Share held at meetings of the Shareholders. Subject to the rights of the holders of Preferred Shares, the holders of Common Shares are entitled to dividends if, as and when declared by the Board, and upon liquidation, dissolution or winding-up, to share equally in such assets of the Company as are distributable to the holders of Common Shares.

8.3	Preferred Shares

Preferred Shares may be issued in one or more series and, with respect to the payment of dividends and the distribution of assets in the event that the Company is liquidated, dissolved or wound-up, rank prior to the Common Shares. Preferred Shares of each series rank in parity with the Preferred Shares of every other series. The Board has the authority to issue Preferred Shares in series and determine the price, number, designation, rights, privileges, restrictions, and conditions, including dividend rights, redemption rights, conversion rights and voting rights, of each series without any further vote or action by Shareholders. The holders of Preferred Shares do not have pre-emptive rights to subscribe for any issue of securities of the Company.

8.4	Warrants

8.4.1	2022 Broker Warrants

As of the date of this Annual Information Form, there are 118,050 2022 Broker Warrants outstanding. Each 2022 Broker Warrant is exercisable into one Common Share and one 2024 Warrant at an exercise price of $2.00 until December 19, 2022.

The 2022 Broker Warrants were issued in connection with the Brokered RTO Financing and rank pari passu, regardless of the actual dates of issue of the certificates representing the 2022 Broker Warrants. The 2022 Broker Warrants are subject to, and the 2022 Broker Warrant certificates contain provisions for, adjustment to the exercise price and the number of Common Shares issuable upon the exercise of the 2022 Broker Warrants, including the amount and kind of securities or other property issuable upon exercise, upon the occurrence of certain stated events, including any subdivision or consolidation of the Common Shares, certain distributions of the Common Shares or securities exchangeable for or convertible into

Common Shares, certain offerings of rights, options or warrants and certain capital reorganizations. The adjustments provided for in the 2022 Broker Warrant certificates are cumulative and shall be made successively whenever an event that triggers such adjustments occurs, subject to certain conditions.

8.4.2	2024 Warrants

As of the date of this Annual Information Form, there are 10,800,000 2024 Warrants outstanding. Each 2024 Warrant is exercisable into one Common Share at an exercise price of $3.00 until December 19, 2024.

The 2024 Warrants were issued (or may become issuable upon the exercise of the 2022 Broker Warrants) pursuant to the RTO Warrant Indenture in connection with the Brokered RTO Financing and the Non-Brokered RTO Financing. The 2024 Warrants rank pari passu, regardless of the actual dates of issuance. The RTO Warrant Indenture contains provisions for adjustment to the exercise price and the number of Common Shares issuable upon the exercise of the 2024 Warrants, including the amount and kind of securities or other property issuable upon exercise, upon the occurrence of certain stated events, including any subdivision or consolidation of the Common Shares, certain distributions of the Common Shares or securities exchangeable for or convertible into Common Shares, certain offerings of rights, options or warrants and certain capital reorganizations. The adjustments provided for in the RTO Warrant Indenture are cumulative and shall be made successively whenever an event that triggers such adjustments occurs, subject to certain conditions.

8.4.3	2025 Warrants

As of the date of this Annual Information Form, there are 76,613,200 2025 Warrants outstanding. Each 2025 Warrant is exercisable into one Common Share at an exercise price of $2.75 until July 29, 2025 and are listed on the TSX under the symbol “ARIS.WT”.

The 2025 Warrants were issued pursuant to the 2025 Warrant Indenture upon the exercise of the Special Warrants and the conversion of the Subscription Receipts and the Aris Subscription Receipts. The 2025 Warrants rank pari passu, regardless of the actual dates of issuance. The 2025 Warrant Indenture contains provisions for adjustment to the exercise price and the number of Common Shares issuable upon the exercise of the 2025 Warrants, including the amount and kind of securities or other property issuable upon exercise, upon the occurrence of certain stated events, including any subdivision or consolidation of the Common Shares, certain distributions of the Common Shares or securities exchangeable for or convertible into Common Shares, certain offerings of rights, options or warrants and certain capital reorganizations. The adjustments provided for in the 2025 Warrant Indenture are cumulative and shall be made successively whenever an event that triggers such adjustments occurs, subject to certain conditions.

The Company may accelerate the expiry date of the 2025 Warrants after July 29, 2023 in the event that the closing price of the Common Shares on the TSX (or such other exchange on which the Common Shares may principally trade at such time) is greater than $2.75 per share for a period of 20 consecutive trading days by giving notice to the holders of the 2025 Warrants of the acceleration of the expiry date and issuing a concurrent press release announcing same. In such case, unless exercised by the holders, the 2025 Warrants will expire on the 30th day following the date on which such notice is given and a press release is issued.

8.5	Notes

As of the date of this Annual Information Form, there are 80,080,000 Notes outstanding in the aggregate principal amount of US$80,080,000. The Notes are listed on the NEO under the symbol “ARIS.NT.U” and commenced trading on November 20, 2020. The Notes are governed by the Note Indenture with the Trustee acting as trustee and collateral agent thereunder. The following is a summary of certain material characteristics of the Notes, which summary is qualified in its entirety by the actual terms and conditions of the Notes set out in the Note Indenture:

1.	The Notes have a seven-year term, maturing on August 26, 2027, and are non-callable throughout.

2.

The Notes represent senior secured obligations of the Company, ranking pari passu with all present and future senior indebtedness, including the Precious Metals Stream financing, and senior to all present and future subordinated indebtedness of the Company.

3.

The Notes bear interest at 7.5% per annum, paid monthly. The first monthly payment following the conversion of the Subscription Receipts was equal to the normal monthly interest payment, plus a fee equal to the amount of interest that would have been paid on each Note had interest accrued thereon from the closing date of the 2020 Subscription Receipt Private Placement.

4.

A portion of the gross proceeds of the 2020 Subscription Receipt Private Placement (approximately US$12.3 million) has been placed into an escrow account to fund the first two years of interest and pre-Note issuance fee payable to holders while the Marmato Project is under expansion.

5.

The Company has agreed to pay a floor price of US$1,400 per ounce of gold as a minimum price (the “Floor Price”) to be realized in calculating the value of the gold in the Gold Trust Account; the Company has also agreed to use commercially reasonable efforts to hedge the Floor Price on a rolling four quarters basis.

6.

Commencing September 30 2021, the Company will set aside an amount of physical gold each month in a trust account (the “Gold Trust Account”). On a quarterly basis, the physical gold in the Gold Trust Account will be sold and the sale proceeds will be used to amortize the principal amount of the Notes based on a guaranteed Floor Price of US$1,400 per ounce. At any realized gold price below the Floor Price, the amortization will be based upon the Floor Price, but at any realized gold price above the Floor Price, the Notes will be amortized at a premium to par, so that the outstanding principal balance of the Notes will decline according to the schedule described below using the Floor Price with the difference being received by the investor as a premium. The scheduled annual number of physical gold ounces to be deposited (the “Deposited Ounces”) into the Gold Trust Account will vary by year. The schedule of Deposited Ounces is as follows: none in the first year; 4,233 Deposited Ounces in the second year (an equivalent principal amount of Notes of US$5,926,000); 6,000 Deposited Ounces in the third year (an equivalent principal amount of Notes of US$8,400,000); 10,500 Deposited Ounces in the fourth year (an equivalent principal amount of Notes of US$14,700,000); 12,800 Deposited Ounces in the fifth year (an equivalent principal amount of Notes of US$17,920,000); 13,200 Deposited Ounces in the sixth year (an equivalent principal amount of Notes of US$18,480,000); and 12,600 Deposited Ounces in the seventh year (an equivalent principal amount of Notes of US$17,640,000), for a total of 59,333 Deposited Ounces (an equivalent principal amount of US$83,066,000).

7.	The Note Indenture contains standard high yield covenants consistent with transactions of this nature.

The Company and its subsidiaries have provided security in favour of the holders of Notes in respect of the Company’s obligations under the Note Indenture, including a first ranking general security agreement over substantially all properties and assets of the Company and its subsidiaries, security over the mining rights comprising the Marmato Project, and a first ranking share pledge over the shares of each of the subsidiaries of the Company.

The Trustee entered into the Intercreditor Agreement with WPMI on November 5, 2020, which governs the rights of the holders of Notes and WPMI in relation to the collateral securing the Notes and the Precious Metals Stream. Pursuant to the Intercreditor Agreement, generally, in the event of an enforcement action or insolvency proceeding in relation to the Company, an amount equal to 15% of the collateral proceeds from such action or proceeding are required by the terms of the Intercreditor Agreement to be applied towards the obligations of the Precious Metals Stream and the remaining proceeds will be available for distribution to holders of Notes to satisfy the obligations of the Company under the Note Indenture. The Collateral Agent was appointed by the Trustee and by WPMI to serve as collateral agent under the

Intercreditor Agreement.

On February 8, 2022, holders of the Notes approved an amendment to the Note Indenture that will permit the Company to provide certain unsecured parent guarantees of future indebtedness incurred by subsidiaries which are formed to advance and support the Company’s strategy to grow into a larger, diversified gold producer.

ITEM 9.	MARKET FOR SECURITIES

9.1	Trading Price and Volume of Listed Securities

9.1.1	Trading Price and Volume of the Common Shares

The Company graduated to the TSX from the TSX-V on February 12, 2021. The Common Shares are listed on the TSX under the trading symbol “ARIS” and trade on the OTCQX under the symbol “ALLXF”. The closing price of the Common Shares on March 2, 2022, the last trading day prior to the date of this Annual Information Form, was $1.61 on the TSX and US $1.27 on the OTCQX.

On February 28, 2020, following the receipt of final approval of the TSX-V for the RTO Transaction, the Common Shares commenced trading on the TSX-V under the symbol “CGC” as a Tier 1 Mining Issuer. The following table sets out the market price ranges and trading volumes of the Common Shares on the TSX and, prior to February 12, 2021, the TSX-V for each month of the most recently completed financial year, as reported by the TSX and TSX-V.

Date	High (C$)	Low (C$)	Aggregate Volume
December 2021	1.590	1.300	816,647
November 2021	1.850	1.350	912,200
October 2021	1.660	1.270	719,547
September 2021	1.950	1.250	898,735
August 2021	2.080	1.650	527,638
July 2021	2.290	1.850	559,296
June 2021	2.550	1.950	1,408,798
May 2021	2.520	2.150	2,465,271
April 2021	2.700	2.020	4,028,580
March 2021	2.500	2.100	1,036,116
February 2021(1)	3.290	2.250	1,723,273
January 2021	2.580	2.210	627,127

Notes:

(1)	The Company graduated to the TSX on February 12, 2021.

9.1.2	Trading Price and Volume of the 2025 Warrants

The 2025 Warrants are listed on the TSX under the trading symbol “ARIS.WT”. The closing price of the 2025 Warrants on March 2, 2022, the last trading day prior to the date of this Annual Information Form, was $1.61.

The following table sets out the market price ranges and trading volumes of the 2025 Warrants on the TSX and, prior to February 12, 2021, the TSX-V for each month of the most recently completed financial year, as reported by the TSX and TSX-V.

Date	High (C$)	Low (C$)	Aggregate Volume
December 2021	0.400	0.360	126,485
November 2021	0.490	0.370	320,015
October 2021	0.450	0.350	211,244
September 2021	0.500	0.320	353,616
August 2021	0.500	0.435	307,860
July 2021	0.570	0.460	157,529
June 2021	0.650	0.470	1,503,212
May 2021	0.680	0.550	587,757
April 2021	0.760	0.630	1,139,290
March 2021	0.950	0.650	353,505
February 2021(1)	1.150	0.700	545,099
January 2021	0.780	0.620	421,120

Notes:

(1)	The Company graduated to the TSX on February 12, 2021.

Trading Price and Volume of the Notes

The Notes are listed on the NEO under the trading symbol “ARIS.NT.U”. The closing price of the Notes on March 2, 2022, the last trading day prior to the date of this Annual Information Form, was $98.75

The following table sets out the market price ranges and trading volumes of the Notes on the NEO for each month of the most recently completed financial year, as reported by the NEO.

Date	High (US$)	Low (US$)	Aggregate Volume
December 2021	100.00	98.00	1,535,160
November 2021	99.00	95.00	282,000
October 2021	100.00	95.00	1,843,000
September 2021	98.50	95.00	712,000
August 2021	98.50	88.01	168,000
July 2021	99.50	97.75	43,000
June 2021	99.00	97.75	322,000
May 2021	99.50	98.35	460,000
April 2021	99.50	98.00	124,000
March 2021	101.00	96.00	161,000
February 2021	102.00	98.01	3,001,000
January 2021	99.00	94.00	1,447,000

ITEM 10.	ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The following table summarizes details of the Company’s securities, to the Company’s knowledge, in escrow or that are subject to a contractual restriction on transfer as of March 2, 2022, the last business day prior to the date of this Annual Information Form:

Designation of Class	Number of Securities Held in Escrow or Subject to a Contractual Restriction on Transfer	Percentage of Class

Common Shares	59,949,142(1)(2)(3)	43.6%

2024 Warrants	7,500,000(2)	69.4%

2025 Warrants	18,444,445(2)	24.1%

Notes:

(1)

In connection with the closing of the Juby Acquisition, certain shareholders of SARC entered into voluntary lock-up agreements, pursuant to which an aggregate of 17,462,000 Common Shares were locked up commencing on the closing date of the Juby Acquisition and ending on July 2, 2022.

(2)

Pursuant to the Investor Agreement, without the prior written approval of the Company, GCM Mining has agreed not to sell, and to cause its affiliates not to sell, any of its Common Shares, 2024 Warrants or 2025 Warrants until December 3, 2022. As of March 2, 2022, GCM Mining and its affiliates held an aggregate of 60,991,545 Common Shares, 7,500,000 2024 Warrants and 18,444,445 2025 Warrants.

(3)

Common Shares held by certain Persons are subject to multiple restrictions on transfer, which may cause the total not to match the sum of Common Shares subject to restrictions on transfer noted in each of the footnotes above.

ITEM 11.	DIRECTORS AND OFFICERS

The following table sets forth, as of the date hereof, the name and municipality of residence of each director and executive officer of the Company, as well as such individual’s position within the Company, principal occupation within the five preceding years and number of Common Shares beneficially owned by each such director or executive officer. Information as to residence, principal occupation and ownership of Common Shares is based upon information furnished by the Person concerned and is as at the date of this Annual Information Form. Each director will hold office until the Company’s next annual general meeting. The Board, after each annual meeting of the Shareholders of the Company and as necessary throughout the year, appoints the Company’s officers and committees for the ensuing year.

Name, Municipality of Residence and Current Position with the Company	Director Since

Present Principal Occupation or Employment (including all

officer positions currently held with the Company), Principal

Occupation or Employment for the Past Five Years or more, and

Other Current Public Directorships(1)

Ian Telfer(2)(5) West Vancouver, Canada Chair, Director	February 4, 2021

Mr. Telfer has served as the Chair of the Board of the Company since February 4, 2021. Mr. Telfer has also served as Chairman of the advisory board of Gold Royalty Corp. from September 2020 to August 2021, has served as a director of Total Helium Ltd. since September 2021, and has served as a director of Renaissance Oil Corp. since September 2014. Previously, Mr. Telfer was the Chairman of Goldcorp Inc. from February 24, 2005 to April 18, 2019. He previously served as Chairman of the World Gold Council and was inducted into the Canadian Mining Hall of Fame in 2015 and the Canadian Business Hall of Fame in 2018.

Name, Municipality of Residence and Current Position with the Company	Director Since

Present Principal Occupation or Employment (including all

officer positions currently held with the Company), Principal

Occupation or Employment for the Past Five Years or more, and

Other Current Public Directorships(1)

Neil Woodyer Monaco Chief Executive Officer, Director	February 4, 2021

Mr. Woodyer has served as the Chief Executive Officer of the Company since February 4, 2021. Previously, Mr. Woodyer was the Vice Chairman of Equinox Gold Corp. from March 10, 2020 to June 4, 2020, the Chief Executive Officer of Leagold Mining Corporation from July 11, 2016 to March 10, 2020, and the Chief Executive Officer of Endeavour Mining Corporation from July 25, 2002 to June 28, 2016. Mr. Woodyer has served as a director on a number of public company boards, including Wheaton River Minerals Ltd.

David Garofalo(2)(3)(4)(6) West Vancouver, Canada Director	February 4, 2021

Mr. Garofalo is the CEO of Gold Royalty Corp. an NYSE listed company, and has served as a director of Canadian GoldCamps Corp. since August 2020. Previously, Mr. Garofalo was the Chairman of Great Panther Mining Limited from April 2020 to December 2021, President and Chief Executive Officer of Goldcorp Inc. from February 2016 to April 2019 and served as a director of Goldcorp Inc. from April 2016 until April 2019. Mr. Garofalo served as the President, Chief Executive Officer and director of Hudbay Minerals Inc. from July 2010 to December 2015. He was named Mining Person of the Year by the Northern Miner in 2012 due to his track record of successfully operating major global mining companies with high standards of environmental and safety performance and community relationships.

Serafino Iacono Punta Cana, Dominican Republic Director	February 24, 2020

Mr. Iacono served as the Chief Executive Officer and as the Chair of the Company from February 24, 2020 to February 4, 2021. He has served as the Executive Chair of the board of directors of GCM Mining since March 27, 2019 and was the Executive Co-Chair of GCM Mining from August 20, 2010 to March 27, 2019. He has served as a director of CruzSur Energy Corp. since June 3, 2019.

Mr. Iacono previously served as the Executive Co-Chair of the board of directors of Pacific Exploration & Production Corporation from January 23, 2008 to November 2, 2016 and the Interim Chief Executive Officer and President of Medoro Resources Ltd. from September 2010 to June 10, 2011. He is the Chair of Western Atlas Resources Inc.

Peter Marrone(2)(4)(5) Toronto, Canada Director	February 4, 2021

Mr. Marrone is the Executive Chairman of Yamana Gold Inc. (“Yamana”), which he founded in 2003. Mr. Marrone has been the Executive Chairman of Yamana since 2018 and was the Chairman and CEO of Yamana from 2003 to 2018. He has more than 35 years of mining, business, and capital markets experience. He has been on the boards of a number of public companies including Equinox Gold Corp., Leagold Mining Corporation and Brio Gold Inc. and has advised companies with a strong South American presence. Prior to Yamana, Mr. Marrone was the head of investment banking at a major Canadian investment bank and before that, practiced law in Toronto with a strong focus on corporate law, securities law and international transactions.

Name, Municipality of Residence and Current Position with the Company	Director Since

Present Principal Occupation or Employment (including all

officer positions currently held with the Company), Principal

Occupation or Employment for the Past Five Years or more, and

Other Current Public Directorships(1)

Daniela Cambone(2)(3)(5) Fort Lee, New Jersey Director	February 4, 2021

Ms. Cambone was Editor-in-Chief and lead anchor for Kitco News from 2008 to 2020. In 2020 Ms. Cambone was recruited by Stansberry Research to launch and operate a media division for Stansberry. She has been covering global markets and commodities with a focus on gold for over a decade. She is considered one of the most recognized and respected voices amongst companies and investors in the precious metals and commodities sector. Ms. Cambone holds a Bachelor’s degree in Broadcast Journalism from Montreal’s Concordia University and a Master’s degree in Communications from the University of Rome, where she graduated cum laude.

Attie Roux(6) Noordbrug, Potchesfstroom, South Africa Director, Technical Consultant	February 4, 2021

Mr. Roux has served as a technical consultant of the Company since February 4, 2021. Previously, Mr. Roux served as the Chief Operations Officer of Equinox Gold Corp. from March 2020 to September 2020, of Leagold Mining Corporation from October 2018 to March 2020 and of Endeavour Mining Corporation from August 2012 to July 2017. Mr. Roux is a Metallurgical Engineer with over 40 years of operational, technical and executive management experience in the mining industry. Previously, Mr. Roux was head of Metallurgy for Anglogold Ashanti.

Hernan Juan Jose Martinez Torres(2)(3)(4)(6) Barranquilla, Colombia Director	February 24, 2020

Mr. Martinez has served as a director of GCM Mining since June 10, 2011. Mr. Martinez served as Minister of Mines in Colombia from July 2006 to August 2010, was President of Atunec S.A. from August 2002 to July 2006, and held a number of positions at Exxon Mobil Colombia S. A. from 1964 to 2002.

Mr. Martinez has served as the Executive Chair and as a director of Caribbean Resources Corporation since September 4, 2012 and served as a director of Pacific Exploration & Production Corporation from 2011 to November 2016.

Douglas Bowlby West Vancouver, Canada Senior Vice President, Corporate	N/A

Mr. Bowlby has served as Senior Vice President, Corporate of the Company since February 4, 2021. Prior to joining Aris Gold, Mr. Bowlby was responsible for the internal management, corporate finance and strategy of BC124. He was formerly the Senior Vice President of Corporate Development of Leagold Mining Corporation from September 2016 to March 2020 when it merged with Equinox Gold Corp. He also was also the Executive Vice President of Corporate Development of Endeavour Mining Corporation from August 1996 to August 2016.

Andrew Gubbels West Vancouver, Canada Senior Vice President, Corporate Development	N/A

Mr. Gubbels has served as Senior Vice President, Corporate Development of the Company since February 4, 2021. Prior to joining Aris Gold, Mr. Gubbels was responsible for corporate development and investor relations for BC124 and prior to BC124 was Head of Investment Management Americas at Eurasian Resources Group. Previously, Mr. Gubbels advised international mining companies as Head of Americas Metals & Mining investment banking at UBS Investment Bank and as an executive in the Mergers & Acquisitions department at CIBC World Markets.

Name, Municipality of Residence and Current Position with the Company	Director Since

Present Principal Occupation or Employment (including all

officer positions currently held with the Company), Principal

Occupation or Employment for the Past Five Years or more, and

Other Current Public Directorships(1)

Richard Thomas	N/A

Richard Thomas has served as Senior Vice President, Technical Services since February 4, 2021. Mr. Thomas is a mining engineer with 30 years of experience in both the production and technical disciplines. He has worked in diverse areas of the mining world from Central Asia, South East Asia, Southern and West Africa. Prior to Aris Gold, Mr. Thomas was SVP, Operations with Leagold Mining until it merged with Equinox Gold. Previously, he was the VP Operations and EVP Technical Services for Endeavour Mining, where he was part of the team that established a mid-tier mining company in West Africa. Prior to that he held the role of VP Mining at Anglogold Ashanti for the Continental Africa Region. Mr. Thomas has worked as a mining consultant in a Johannesburg based company and held a directorship for four years in the same company.

Pamela De Mark	N/A

Pamela De Mark has served as Vice President, Exploration since September 20, 2021. Pamela De Mark is a mining geologist with 27 years of experience in mine production, consulting, management, and finance in the Americas, Australia, Africa, and Europe. Prior to joining Aris Gold, Ms De Mark was Senior Vice President, Mining Finance with Macquarie Group in Toronto, providing capital solutions to the junior mining sector. Previously she was Director, Mineral Resources with Pan American Silver, directing the company’s resource and reserve estimates and technical public disclosure. Ms. De Mark holds a Bachelor of Applied Science in Applied Geology from the University of Technology, Sydney. She is a Professional Geologist registered with Engineers and Geoscientists British Columbia, and is a Qualified Person for precious and base metals.

Ashley Baker North Vancouver, Canada General Counsel & Corporate Secretary	N/A

Ms. Baker has served as General Counsel & Corporate Secretary of the Company since February 4, 2021. Prior to Aris Gold, Ms. Baker was Vice President, Legal at BC124 from September 2020 to February 2021 and Leagold Mining Corporation from January 2018 until March 2020 when it merged with Equinox Gold Corp. Prior to joining Leagold Mining Corporation, Ms. Baker was a corporate finance and mergers and acquisitions lawyer in the Vancouver office of Blake, Cassels & Graydon LLP.

Robert Eckford North Vancouver, Canada Chief Financial Officer and Vice President, Finance	N/A

Mr. Eckford has served as Vice President, Finance and as the Chief Financial Officer of the Company since February 4, 2021. Previously, Mr. Eckford was the Chief Financial Officer at BC124 and controller at Leagold Mining Corporation from 2017 to 2020 until it merged with Equinox Gold Corp. and held various finance roles at Yamana Gold Inc., Barrick Gold Corporation, and Eurasian Resources Group (Africa). Mr. Eckford began his career as an Assurance & Advisory Consultant at Ernst & Young Global Limited.

Name, Municipality of Residence and Current Position with the Company	Director Since

Present Principal Occupation or Employment (including all

officer positions currently held with the Company), Principal

Occupation or Employment for the Past Five Years or more, and

Other Current Public Directorships(1)

Meghan Brown Vancouver, Canada Vice President, Investor Relations	N/A

Ms. Brown is an investor relations professional with nearly 30 years of experience in the resource sector. Prior to joining Aris Gold in 2020, she was Vice President, Investor Relations with BC124 beginning in 2021 and at Great Panther Mining Limited from April 2020 to December 2021. Prior to Great Panther Mining Limited, she was Vice President, Investor Relations with Leagold Mining Corporation until it merged with Equinox Gold Corp. In 2019, she received the IR Award of Excellence from the Canadian Investor Relations Institute in recognition of her contributions to the investor relations profession in Canada. Ms. Brown holds a BA from UBC and an MBA from Queen’s University

Notes:

(1)	The information as to principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)	Such director is “independent” within the meaning of NI 52-110.
(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Corporate Governance and Nominating Committee.
(6)	Member of the Sustainability Committee.

Based on the disclosure available on the System for Electronic Disclosure by Insiders (SEDI), as of the close of markets on March 3, 2022, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over approximately 11.6 million Common Shares, representing approximately 8.4 % of the total number of Common Shares outstanding.

11.1	Corporate Cease Trade Orders

Except as described below, no director or executive officer of the Company, is, or within the ten years prior to the date hereof, has been, a director, chief executive officer or chief financial officer of any company that was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemptions under securities legislation for a period of more than 30 consecutive days while such director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of the Company being the subject of such order, or that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer in the Company being the subject of such order and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of the subject company.

Mr. Martinez is a director and the Executive Chair of Caribbean Resources Corporation (formerly Pacific Coal Resources Ltd.) in which he was subject to a management cease trade order (since lifted) due to that company’s default in filing its annual financial statements, management’s discussion and analysis, and certifications for the period ending December 31, 2014, which were due to be filed on April 30, 2015, as required under NI 51-102. Such documents were subsequently filed with the applicable securities regulators on June 15, 2015. However, that company continued to be under a management cease trade order due to its default in filing its interim financial statements and management’s discussion and analysis, and certifications for the period ending March 31, 2015, which were due to be filed on June 15, 2015 and were subsequently filed on June 29, 2015. With the approval of the Ontario Securities Commission, Caribbean Resources Corporation ceased to be a reporting issuer on April 14, 2016.

Mr. Iacono is the Chief Executive Officer of NG Energy International Corp. (“NG Energy”). NG Energy was unable to file its annual financial statements for the year ended December 31, 2020 and the related management’s discussion and analysis and certifications by the filing deadline of April 30, 2021 as required by applicable securities laws. NG Energy applied for and was granted a management cease trade order (an “MCTO”) on May 4, 2021 under National Policy 12-203 Management Cease Trade Orders. The MCTO was revoked on July 2, 2021.

11.2	Corporate Bankruptcies

Except as described below, no director or executive officer, or a Shareholder holding a sufficient number of securities in the capital of the Company to affect materially the control of the Company, is or within ten years prior to the date hereof, has been a director or executive officer of any company (including GCM Mining), that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Garofalo was a director of Colossus Minerals Inc. (“Colossus”) from December 2012 to November 2013. On January 14, 2014, Colossus announced that it had filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada), which was intended to enable Colossus to pursue a restructuring process. Colossus’ proposal and plan of reorganization was approved by creditors on February 25, 2014 and, following the approval of the Ontario Superior Court of Justice (Commercial List) in March 2014, was implemented by Colossus Minerals Inc. in April 2014. Such plan effectively converted all of Colossus’ outstanding debt, and its obligations under a precious metals stream agreement, into equity of the company.

Messrs. Martinez and Woodyer were directors and Mr. Iacono was a director and Executive Co-Chair of Pacific Exploration & Production Corporation, which undertook a comprehensive recapitalization and financing transaction that was implemented pursuant to a proceeding under the Companies Creditors’ Arrangement Act (Canada), together with appropriate proceedings in Colombia under Ley 1116 of 2006 and in the United States under chapter 15 of title 11 of the United States Code, ultimately implemented by way of a plan of arrangement and compromise on November 2, 2016. Effective August 2015, Mr. Woodyer resigned from the board. Effective November 2016, Messrs. Iacono, and Martinez resigned from the board and effective October 2016, Mr. Iacono retired from his position as Executive Co-Chair. Mr. Iacono was a director of US Oil Sands Inc. from October 2013 until his resignation in June 2017. On September 14, 2017, the Court of Queen’s Bench, Alberta granted the application of the primary creditor of US Oil Sands Inc. to appoint a receiver and manager over all the assets, undertakings and property of US Oil Sands Inc. Such appointment continues as of the date hereof.

11.3	Penalties or Sanctions

Except as described below, no director or executive officer of the Company, and no Shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Ian Telfer entered into a settlement agreement with staff of the Ontario Securities Commission in September 2013 with respect to allegations that he acted contrary to the public interest in connection with a private share transaction in 2008. Pursuant to the settlement agreement, Mr. Telfer paid $200,000 towards the cost of the investigation.

11.4	Personal Bankruptcies

No director or executive officer of the Company, or a Shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, nor any personal holding company of any such person, has, during the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his, her or its assets.

The information in the foregoing sections entitled “Cease Trade Orders”, “Corporate Bankruptcies”, “Penalties or Sanctions” and “Personal Bankruptcies”, has been furnished by the respective directors and/or officers of the Company individually, and are not within the knowledge of the Company.

11.5	Conflicts of Interest

Other than as disclosed herein, to the best of our knowledge, there are no known existing or potential material conflicts of interest between the Company or its subsidiaries and any of our directors or officers or a director or officer of our subsidiaries. However, certain of our directors and officers are, or may become, directors or officers of other companies, with businesses which may conflict with our business. Accordingly, conflicts of interest may arise which could influence these individuals in evaluating possible acquisitions or in generally acting on behalf of the Company.

Pursuant to the BCBCA, directors are required to act honestly and in good faith with a view to the best interests of the Company. As required under the BCBCA and our Articles:

•

A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.

•

A director who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction into which the Company has entered or proposes to enter may generally not vote on any directors’ resolution to approve the contract or transaction.

Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that our Board is considering will not take part in any Board discussion respecting that contract or transaction. If on occasion such directors do participate in the discussions, they will abstain from voting on any matters relating to matters in which they have disclosed a material interest. In appropriate cases, we will establish a special committee of independent directors to review a matter in which directors, or management, may have a conflict.

ITEM 12.	PROMOTERS

GCM Mining has acted as a “promoter” (as that term is defined in the Securities Act (British Columbia)) of the Company within the two years preceding the date of this Annual Information Form, having taken part in reorganizing the business of the Company and having received, as consideration for the sale of the Marmato Project to the Company and in connection with the RTO Tranaction, more than 10% of the Common Shares of the Company. As of the date of this Annual Information Form, GCM Mining beneficially owns, directly or indirectly, 60,991,545 Common Shares, which represent approximately 44.3% of the issued and outstanding Common Shares on a non-diluted basis. GCM Mining also owns 7,500,000 2024 Warrants and 18,444,445 2025 Warrants.

In connection with the Aris Transaction, GCM Mining entered into the Investor Agreement with the Company on December 3, 2020, which provides that, so long as GCM Mining or its affiliates beneficially own or exercise control or direction over more than 20% of the issued and outstanding Common Shares of the Company, GCM Mining: (i) has the right to nominate two directors to the Board; (ii) is required to vote in accordance with the recommendations of the Board or management of the Company on all matters put forward at any meeting of Shareholders and in any action by written consent of the Shareholders for a period of two years, subject to certain exceptions; and (iii) has the right to maintain its equity interest in the Company if new equity securities are issued in connection with a future financing or noncash transaction for a period of two years. In addition, GCM Mining has agreed to not sell any of its Common Shares, 2024 Warrants or 2025 Warrants to a third party without prior consent from the Company until December 3, 2022. Except pursuant to the Investor Agreement or as described herein, nothing of value, including money, property, contracts, options or rights of any kind has been received or will be received by GCM Mining, directly or indirectly, from the Company. See “General Development of the Business – 2020 – The RTO Transaction”, “General Development of the Business – 2020 – Completion of Juby Acquisition”, “Description of the Business – Production – Marmato Project Operations – Croesus Operating Agreement” and “Market for Securities – Prior Sales”.

No asset has been acquired within the two most recently completed financial years or during the current financial year, by the Company, directly or indirectly, from GCM Mining, except for the Marmato Project, which was acquired by the Company in the RTO Transaction. In consideration for the Marmato Project, the Company issued 28,750,100 Common Shares to GCM Mining at a deemed issue price of $2.00 per Common Share or $57,500,200 in total (the “Marmato Project Purchase Price”). The Marmato Project Purchase Price was determined according to an independent valuation prepared by GMP Securities L.P. in connection with the RTO Transaction.

As a result of the Aris Transaction, the Company’s relationship with GCM Mining materially changed and the Company believes that GCM Mining is no longer a “promoter” of the Company. The Company’s management operates independently and at arm’s length from GCM Mining in all respects.

ITEM 13.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

13.1	Legal Proceedings

To the Company’s knowledge, there are no legal proceedings or regulatory actions material to the Company to which it is a party, or to which it has been a party, or of which any property of the Company is or has been the subject matter of, during fiscal 2021, nor are any such proceedings known by us to be contemplated, that involve a material claim for damages.

13.2	Regulatory Actions

There have been no penalties or sanctions imposed against the Company by a court relating to provincial or territorial securities legislation or by a securities regulatory authority during the most recently completed financial year of the Company.

There have been no penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor making an investment decision.

The Company has not entered into any settlement agreements before a court relating to securities legislation or with a securities regulator during the most recent completed financial year of the Company.

ITEM 14.	INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, no director or executive officer of the Company or any Shareholder beneficially owning or controlling, directly or indirectly, more than 10% of the issued and outstanding Common Shares, or another of their respective associates or affiliates, has any material interest, direct or indirect, in any transactions within the three most recently completed financial years or during the current financial year or any proposed transactions which has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

ITEM 15.	TRANSFER AGENT AND REGISTRAR

Odyssey, at United Kingdom Building, 323 – 409 Granville St., Vancouver, BC V6C 1T2, is the transfer agent and registrar for the Common Shares, the 2024 Warrants and the 2025 Warrants.

TSX Trust, at 301 – 100 Adelaide Street West, Toronto, ON M5H 1S3, is the transfer agent and registrar for the Notes.

ITEM 16.	MATERIAL CONTRACTS

The Company did not enter into any material contract during the most recently completed financial year, and has not entered into any material contracts before the most recently completed financial year, that is still in effect, other than material contracts entered into in the ordinary course of business that are not required to be filed under NI 51-102 and the contracts set forth below:

a)	Croesus Operating Agreement;
b)	RTO Warrant Indenture;
c)	RTO Escrow Agreement;
d)	Special Warrant Indenture;
e)	2025 Warrant Indenture;
f)	Note Indenture, as amended; and
g)	Precious Metals Stream.

For greater certainty, the Company no longer considers the following contracts material:

a)	Amalgamation Agreement;
b)	Juby Project Amalgamation Agreement;
c)	Underwriting Agreement;
d)	Agency Agreement; and
e)	Subscription Receipt Agreement.

ITEM 17.	INTERESTS OF EXPERTS – AUDITORS AND QUALIFIED PERSONS

The Company’s independent auditor is KPMG LLP, Chartered Professional Accountants, at its office located at 333 Bay Street, Suite 4600, Toronto, Ontario M5H 2R2. KPMG LLP is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation. KPMG LLP was first appointed as the Company’s auditor on May 5, 2020.

The former independent auditor of the Company, prior to May 5, 2020, was Manning Elliott LLP at its office located at 1030 West Georgia Street, Suite 1700, Vancouver, British Columbia V6E 2Y3. Manning Elliott LLP was independent to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation. The 2020 Marmato Technical Report was prepared by Ben Parsons, MSc, MAusIMM (CP), Eric J. Olin, MSc Metallurgy, MBA, SME-RM, MAusIMM, Fernando Rodrigues, BS Mining, MBA, MAusIMM, MMSAQP, Jeff Osborn, BEng Mining, MMSAQP, Joanna Poeck, BEng Mining, SME-RM, MMSAQP, Fredy Henriquez, MS Eng, SME, ISRM, Breese Burnley, P.E., Cristian A Pereira Farias, SME-RM, David Hoekstra, BS, PE, NCEES, SME-RM, David Bird, PG, SME-RM, Mark Allan Willow, MSc, CEM, SME-RM and Tommaso Roberto Raponi, P.Eng, each of whom is a “qualified person” for the purposes of NI 43-101. To management’s knowledge, as of the date hereof, the authors of the 2020 Marmato Technical Report do not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of any of the Company’s associates or affiliates.

The 2020 Juby Technical Report was prepared by Joe Campbell, B.Sc., P. Geo., Alan Sexton, M.Sc., P. Geo., Duncan Studd, M.Sc., P. Geo. and Allan Armitage, Ph. D., P. Geo., each of whom is a “qualified person” for the purposes of NI 43-101. To management’s knowledge, as of the date hereof, the authors of the 2020 Juby Technical Report do not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of any of the Company’s associates or affiliates.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

Except as otherwise noted, Pamela De Mark, P.Geo., Vice President Exploration of Aris Gold, is the “Qualified Person” under NI 43-101 responsible for approving the scientific or technical information contained in this Annual Information Form.

ITEM 18.	AUDIT COMMITTEE INFORMATION

The Company graduated to the TSX on February 12, 2021 and, accordingly, ceased to be a “venture issuer” within the meaning of NI 52-110. Consequently, the Company has provided the following disclosure in fulfillment of the requirements in both Form 52-110F1 – Audit Committee Information Required in an AIF and Form 52-110F2 – Disclosure by Venture Issuers.

18.1	The Audit Committee’s Charter

The full text of the Company’s Audit Committee Charter is appended hereto as Appendix “A”.

18.2	Composition of the Audit Committee and Relevant Education and Experience

The Audit Committee is currently comprised of three directors of the Company: Mr. Garofalo, Ms. Cambone and Mr. Martinez. Each member of the Audit Committee is independent and financially literate for purposes of NI 52-110. Each has numerous years’ business experience and each has held or currently holds executive positions that require oversight and understanding of the accounting principles underlying the preparation of the Company’s financial statements and is aware of the internal controls and other procedures necessary for financial control and reporting.

David Garofalo

Mr. Garofalo is the CEO of Gold Royalty Corp., a NYSE-listed royalty company and has served as a director of Canadian GoldCamps Corp. since August 2020. Previously, Mr. Garofalo was the President and Chief Executive Officer of Goldcorp Inc. from February 2016 to April 2019 and served as a director of Goldcorp Inc. from April 2016 until April 2019. Mr. Garofalo served as the President, Chief Executive Officer and director of Hudbay Minerals Inc. from July 2010 to December 2015. Mr. Garofalo received a Bachelor of Commerce degree from the University of Toronto in 1998 and has FCPA, FCA and ICD.D designations.

Daniela Cambone

Daniela Cambone was hired in 2008 by Kitco.com, the world’s largest gold-related website – to launch and lead a media division, Kitco Media and its content wing, Kitco News. Over the course of a decade, Ms. Cambone successfully established the brand as the preeminent gold and mining news site in the world and brought in 1 million unique visitors daily. In her role as editor-in-chief, Ms. Cambone was responsible for all business and editorial decisions, including driving advertising revenue, ad placement, staffing, conference selection, setting annual and quarterly budgets and establishing KPIs for the entire division. Aside from the day-to-day business decisions, Ms. Cambone acted as the brand ambassador and on-air anchor for the video content produced by Kitco News which featured mid-tier, royalty and streaming companies and major producers listed on the TSX, NYSE, NASDAQ and ASX. As on-air anchor Ms. Cambone was required to have a thorough understanding of mining issuers’ financial statements operations in order to effectively hold executives accountable for financial and operational performance. During her time at Kitco, Ms. Cambone also launched the mining division of Kitco.com, Kitco Mining, which became a separate revenue stream focused on the operational aspect of the sector. In 2020 and after 12 years at Kitco, Ms. Cambone was recruited by Stansberry Research to launch and operate a media division for the company. Ms. Cambone holds a Bachelor’s degree in Broadcast Journalism from Montreal’s Concordia University and a Master’s degree in Communications from the University of Rome, where she graduated cum laude.

Hernan Martinez

Mr. Martinez has been a director of GCM Mining since June 10, 2011 and the Executive Chair and a director of Caribbean Resources Corporation since September 4, 2012. Mr. Martinez served as the Colombian Minister of Mines and Energy from July 2006 to August 2010 and he has also served as President of International Colombia Resources Corporation, Chair of the Board of Atunec S.A., President and Chief Executive Officer of Exxon Mobil Colombia S.A., and Manager of Corporate Planning for Esso Colombiana S.A. Mr. Martinez was previously a director of several private and public companies, including CB Gold Ltd., Ecopetrol and Pacific Exploration & Production Corporation. Mr. Martinez has also served as Council President and Representative of the President of Colombia at the National Hydrocarbons Agency. Mr. Martinez holds a degree in Chemical Engineering from Universidad Pontificia Bolivariana and specialized in Petroleum Management at Northwestern University.

18.3	Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on exemptions in relation to section 2.4 of NI 52-110 (De Minimis Non-Audit Services), section 3.2 of NI 52-110 (Initial Public Offerings), section 3.4 of NI 52-110 (Events Outside Control of Member), section 3.5 of NI 52-110 (Death, Disability or Resignation of Audit Committee Member), section 3.3(2) of NI 52-110 (Controlled Companies), section 3.6 of NI 52-110 (Temporary Exemption for Limited and Exceptional Services), section 3.8 of NI 52-110 (Acquisition of Financial Literacy) or any exemption provided by Part 8 of NI 52-110 (Exemptions).

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemptions contained in section 2.4 of NI 52-110 (De Minimis Non-Audit Services), subsection 6.1.1(4) of NI 52-110 (Circumstances Affecting the Business or Operations of the Venture Issuer), subsection 6.1.1(5) of NI 52-110 (Events Outside Control of Member) or subsection 6.1.1(6) of NI 52-110 (Death, Incapacity or Resignation).

18.4	Audit Committee Oversight

The Audit Committee is mandated to monitor audit functions, the preparation of financial statements, review press releases on financial results, review other regulatory documents as required, and meet with outside auditors independently of management. At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

18.5	Pre-Approval Policies and Procedures

The Company has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services by KPMG LLP. The Audit Committee has established a budget for the provision of a specified list of audit and permitted non-audit services that the Audit Committee believes to be typical, recurring or otherwise likely to be provided by KPMG LLP. The list of services is sufficiently detailed as to the particular services to be provided to ensure that: (i) the Audit Committee knows precisely what services it is being asked to pre-approve; and (ii) it is not necessary for any member of management to make a judgment as to whether a proposed service fits within the pre-approved services.

Subject to the next paragraph, the Audit Committee has delegated authority to the Chair of the Audit Committee (or if the Chair is unavailable, any other member of the Audit Committee) to pre-approve the provision of permitted services by KPMG LLP which have not otherwise been pre-approved by the Audit Committee, including the fees and terms of the proposed services (“Delegated Authority”). All pre-approvals granted pursuant to Delegated Authority must be presented by the member(s) who granted the pre-approvals to the full Audit Committee at its next meeting.

All proposed services, or the fees payable in connection with such services, that have not already been pre-approved must be pre-approved by either the Audit Committee or pursuant to Delegated Authority. Prohibited services may not be pre-approved by the Audit Committee or pursuant to Delegated Authority. 18.6 External Auditor Service Fees (By Category) The following are the aggregate fees billed by the Company’s external auditor for services provided by its external auditors during the financial years ended December 31, 2021 and 2020. The fees disclosed include billings received from the Company’s current auditors, KPMG LLP, as well as billings received from the Company’s previous auditors, Manning Elliot LLP:

		2021	2020
		CAD	CAD
1.	Audit Fees	314,180	312,228(1)(2)
2.	Audit Related Fees	-	-
3.	Tax Fees	-	-
4.	All Other Fees	-	-
Total		$314,180	$312,228

Notes:

(1)	Amounts billed by Manning Elliot LLP includes 2020 audit fees of $18,250 and prospectus filings of $9,300 billed in 2020.
(2)	Amounts billed by KPMG LLP includes 2020 audit fees of $95,978.

18.7	Exemption

Until February 4, 2021, the Company relied on the exemption set out in section 6.1 of NI 52-110, which exempts the Company from the requirements of Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations) in NI 52-110.

ITEM 19.	ADDITIONAL INFORMATION

Additional information about the Company, including, but not limited to, directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under the Company’s incentive stock option plan is contained in the Company’s most recent management information circular for its most recent annual meeting of securityholders that involved the election of directors. Additional financial information is provided in the Company’s audited financial statements and Management’s Discussion & Analysis for the year ended December 31, 2021 and unaudited quarterly financial statements. This information and other pertinent information regarding the Company can be found on the Company’s profile on SEDAR at www.sedar.com.

APPENDIX “A”

AUDIT COMMITTEE CHARTER

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of Aris Gold Corporation (the “Company”). The role of the Committee, subject to applicable laws and obligations imposed by the Company’s constating documents, is to:

a)	provide independent and objective oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls;

b)	to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries, and associated companies, including:

i.	helping directors meet their responsibilities;

ii.	facilitating better communication between directors and the external auditor;

iii.	enhancing the independence of the external auditor;

iv.	increasing the credibility and objectivity of financial reports; and

v.

strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor. c) provide a platform for communication among the Company’s auditors, financial and senior management, the Committee and the Board.

While the Committee has the responsibilities and powers set forth in this Charter, management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them.

1.	COMMITTEE STRUCTURE

Membership

The Committee shall be comprised of at least three members of the Board, each of whom the Board shall determine is free from any relationship that could reasonably be expected to interfere with the exercise of his or her judgment as a member of the Committee and is otherwise “independent” as required under applicable securities rules and stock exchange rules, including within the meaning of National Instrument 52-110 – Audit Committees and as defined under Rule 10A-3 of the Securities Exchange Act of 1934 and Section 803 of the NYSE American Company Guide.

Members of the Committee shall be appointed from time to time by the Board and may be removed from office or replaced at any time by the Board. Any member shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board shall fill any vacancy whenever necessary to maintain a Committee membership of at least three directors.

All members of the Committee must be “financially literate”; for the purposes of this Charter “financially literate” shall mean the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Additionally, at least one member of the Committee must be “financially sophisticated” (i.e., have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities, or otherwise qualifies as an audit committee financial expert under General Instruction B(8)(a)(1) of Form 40-F).

Procedures

The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair. Minutes of each Committee meeting shall be kept and made available to the Board.

No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum.

The Committee will meet at least once each fiscal quarter, and as many times as is necessary to carry out its responsibilities. Any member of the Committee or the external auditor may call meetings.

The time and place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the articles of the Company or otherwise determined by resolution of the Board.

The Company shall provide the Committee with the resources necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, advisors or other experts or consultants, as it deems appropriate.

The Committee shall have unrestricted access to the Company’s personnel and documents and shall be provided with the resources necessary to carry out its responsibilities and shall discuss with the CEO or CFO such records and other matters considered appropriate.

The Committee shall have the authority to seek any information it requires from employees – all of whom are directed to cooperate with the Committee’s requests.

At the invitation of the Chair, individuals who are not members of the Committee may attend any meeting of the Committee.

2.	OPERATION OF THE COMMITTEE

Responsibility for the Company’s financial reporting, accounting systems and internal controls is vested in the officers of the Company and is overseen by the Board.

The responsibility of the Committee is to assist the Board in fulfilling its oversight responsibilities. The Committee will have the following duties and responsibilities:

External Auditor

•

To recommend to the Board, for shareholder approval, an external auditor to examine the Company’s accounts, controls and financial statements on the basis that the external auditor is accountable to the Board and the Committee as representatives of the shareholders of the Company, with the external auditor reporting directly to the Committee.

•	To evaluate and recommend to the Board the compensation of the external auditor, which shall be approved by the Board.

•

To oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

•	To evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor.

•	To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services.

•

To obtain and review, at least annually, a written report by the external auditor setting out the auditor’s internal quality-control procedures, any material issues raised by the auditor’s internal quality-control reviews and the steps taken to resolve those issues.

•

To review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company. The Committee has adopted the following guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Company on any aspect of its certification of the Company’s financial statements:

◾

subject to the discretion of the Committee, no member of the audit team that is auditing a business of the Company can be hired into that business or into a position to which that business reports for a period of three years after the audit;

◾

subject to the discretion of the Committee, no former partner or employee of the external auditor may be made an officer of the Company or any of its subsidiaries for three years following the end of the individual’s association with the external auditor;

◾	the CEO must approve all officer hires from the external auditor; and

◾	the CEO must report annually to the Committee on any hires within these guidelines during the preceding year.

•

To review, at least annually, the relationships between the Company and the external auditor in order to establish the independence of the external auditor, including receipt from the external auditor of a formal written statement delineating all relationships between the Company and the external auditor, consistent with The Public Company Accounting Oversight Board Rule 3526, as applicable.

•	Review and discuss with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors.

•	To take, or recommend that the Board take, any other appropriate action to oversee the independence of the external auditor.

•	To provide the opportunity for open communication between the Company, the external auditor and the Board.

•

Review and assist in the resolution of any significant disagreement between management and the external auditors in connection with the preparation of the financial statements and financial reporting generally.

•	To discuss the planning of the audit with the external auditor including:

◾

the general approach taken in conducting the audit including any areas of particular concern or interest to the Committee or management and any extensions to the audit scope requested by the Committee or management;

◾	areas of the financial statements identified as having a high risk of material misstatement and the auditor’s response thereto;

◾	the materiality and audit risk level on which the audit is based;

◾	the extent of audit work related to internal controls;

◾	the planned reliance on the work of other auditors, how the expectations shall be communicated to the other auditors and how their findings shall be communicated to the Committee; and

◾	the timing and estimated fees of the audit.

Financial Information and Reporting

•

To review the financial statements and related notes of the Company before their submission to the Board, including the annual and interim financial statements, auditors’ opinion, management letters, management’s discussion and analysis of operations and financial press releases for the purpose of recommending approval by the Board prior to its release. Meet with the external auditor, with and without management present, to review the financial statements and the results of their audit, including:

◾	assessing the risk that the financial statements contain material misstatements;

◾	assessing the accounting principles used and their application, as well as being aware of new and developing accounting standards that may affect the Company;

◾	assessing the significant estimates made by management; and

◾	assessing the disclosures in the financial statements.

•	Consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles, practices and internal controls as applied in its financial reporting.

•	To review the quality and not just the acceptability of the Company’s financial reporting and accounting standards and principles and any proposed material changes to them or their application.

•

To disclose annually in the Company’s Annual Information Form (and by cross-reference, in the Management Information Circular) information on the carrying out of its responsibilities under this Charter and on other matters as required by applicable securities regulatory authorities.

Oversight

•	To review and provide appropriate oversight of any related party or conflicted transactions, whether actual or perceived.

•	To review the internal audit staff functions, including:

◾	the purpose, authority and organizational reporting lines; and

◾	the annual audit plan, budget and staffing.

•	To review, with the CEO and the CFO and others, as appropriate, the Company’s internal system of audit controls and the results of internal audits.

•	To review and monitor the Company’s major financial risks and risk management policies, the effectiveness and efficiency of such policies, and the steps taken by management to mitigate those risks.

•	To review the Company’s disclosure controls and procedures and internal control over financial reporting (the “Controls”), and consider whether the Controls:

◾

provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, if any, is made known to the Company’s CEO and CFO, particularly during the period in which the Company’s annual filings are being prepared; and

◾	provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP.

•

To meet at least annually with management (including the CEO and CFO), the internal audit staff, and the external auditor in separate executive sessions and review issues and matters of concern respecting audits and financial reporting.

•

In connection with the annual audit, review material written matters between the external auditor and management, such as management letters, schedules of unadjusted differences and analyses of alternative assumptions, estimates or generally accepted accounting methods.

•

In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications (if required by law or regulation) with respect to the financial statements and the Company’s disclosure and internal controls, including any material deficiencies or changes in those controls.

Other Responsibilities

•

Review with management the Company’s financial fraud risk assessment, including an annual review of the top fraud risks identified by management, and the policies and practices adopted by the Company to mitigate those risks.

•	Establish procedures for:

◾	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

◾

the confidential anonymous submission by employees of the Company of concerns regarding potential fraud or questionable accounting or auditing matters, as may be set out in the Company’s Whistleblower Policy;

and review periodically with management and the internal auditors these procedures and any significant complaints received.

3.	REPORTS

The Committee shall produce the following reports and provide them to the Board:

(a)

an annual performance evaluation of the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate however shall consider this Charter. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make this report; and

(b)	a summary of the actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting.

4.	REVIEW OF CHARTER, AMENDMENT, MODIFICATION AND WAIVER

The Committee shall review and reassess the adequacy of this Charter at least annually and otherwise as it deems appropriate and recommend changes to the Board.

This Charter may be amended or modified by the Board, subject to disclosure and other policies and guidelines of relevant securities regulators and applicable securities laws and stock exchange rules.

Approved by the Board of Directors: February 4, 2021.